2025
ANNUAL REPORT

Community West Bancshares

Investing In Relationships



Community West **Bank**

Enduring Values.
Expanded Opportunities.

Building a Stronger Community Bank
for Central California

Community West Bank advancing from a position of strength – expanding our reach, enhancing our capabilities, and deepening our commitment to the clients and communities who count on us every day.


CWBC NasdaqListed
Nasdaq

TO OUR SHAREHOLDERS

A Milestone Year of Growth and Progress

2025 Recap

The Company's mission-driven approach as a committed community bank partner has defined us for more than 45 years. Even as the broader economy evolved in 2025 with slower growth in certain segments and ongoing policy uncertainty, our focus remained steadfast. We led with discipline, maintaining credit quality, deposit stability, and prudent liquidity management, while remaining optimistic about what lies ahead.

Our commitment to empowering communities across Central California through trusted client advocacy continues to differentiate us, particularly in uncertain economic environments. This focus, combined with a strong team culture and dedication to exceeding expectations, reinforces our position as a stable and reliable financial partner.

In December 2025, Community West Bancshares (Company) and Community West Bank (Bank) announced the merger with United Security Bancshares and United Security Bank, a strategic step that builds on the momentum and strengthens our presence across urban and rural Central California communities. This decision was made thoughtfully and with a shared commitment to our clients, employees, communities, and shareholders.

Financial Performance

As of December 31, 2025, the Company reported assets of $3.7 billion, and net income of $38.2 million. Loans totaled $2.5 billion, and total deposits reached $3.1 billion.

The Board of Directors declared dividends for all four quarters of 2025 totaling $0.48 per share, extending our consistent track record of shareholder returns.

Performance in 2025 reflected continued earnings strength, including a seventh consecutive quarter of net interest margin improvement, along with positive trends in return on average assets and return on average equity.

These results demonstrate disciplined balance sheet management, a strong capital position, liquidity maintained at levels exceeding regulatory thresholds, and the enduring value of our client relationships.

Leadership Evolutions

In 2025, we honored the life and legacy of Edwin S. Darden, a former Board member whose contributions and commitment to our communities remain an important part of our history.

Martin E. Plourd announced his retirement as President of the Company, effective March 31, 2026, and James J. Kim was reappointed as CEO and President of both the Company and the Bank, effective April 1, 2026.

We also recognized the retirements of several Board members and thank them for their years of service and leadership. Founding Board member Daniel N. Cunningham announced his planned retirement after 46 years of distinguished service, effective upon the completion of his term, May 27, 2026. The Board unanimously appointed Cunningham as Director Emeritus, effective upon his retirement.

Additionally, Board member William S. Smittcamp announced his retirement in February 2026, after 39 years of steadfast leadership, effective March 31, 2026. Suzanne M. Chadwick and Tom L. Dobyns elected to retire from the Boards of Directors of the Company and the Bank, effective March 31, 2026.

Following the completion of the merger on April 1, 2026, James J. Kim continues to serve as CEO and President of the combined Company and Bank; Daniel J. Doyle continues to serve as Chairman of the Board; Andriana D. Majarian serves as the newly appointed Lead Independent Director; and Jagroop "Jay" Gill serves as the newly appointed Vice Chairman. The Company also appointed Dora Westerlund to the Company and Bank Boards, and Dennis Woods joined the Bank in an advisory capacity, focusing on client retention and growth.

Awards & Achievements

Community West Bank maintained a 5-Star Superior rating from BauerFinancial throughout 2025, reflecting continued financial strength and stability.

The Bank was also recognized on Forbes' America's Best-In-State Banks 2025 list, ranking #5.

In June 2025, Martin E. Plourd was named Chair of the California Bankers Association.

In April 2025, members of the Board of Directors, executive and senior management teams participated in the Nasdaq Closing Bell Ceremony, commemorating the 45th anniversary of the Bank.

In October 2025, the Bank received a certificate of recognition in the "Protecting Older Americans" category in the 2025 ABA Foundation Community Commitment Awards.

Investing in Our Communities

In 2025, the Company contributed approximately $708,000 in financial support to over 180 organizations and provided over 2,900 volunteer hours to various community groups.

In the first quarter of 2025, the Bank announced a $500,000 Equity Equivalent Investment (EQ2 Investment) in the Housing Trust Fund of Santa Barbara County, supporting its Workforce Homebuyer Program, which provides down payment assistance to low- to middle-income homebuyers. Additionally, in the third quarter, the Bank provided a $100,000 EQ2 Investment to the National Diversity Coalition, supporting small business lending and microloans, and in the fourth quarter a $500,000 EQ2 Investment was provided to Grameen America for microloans to small, woman-owned businesses.

Through its continued partnership with the Federal Home Loan Bank of San Francisco, the Company also helped address California's affordable housing shortage with five grants totaling over $3.6 million, and food insecurity with one grant totaling $150,000.

The Southern California wildfires in early 2025 caused immeasurable damage. In response, the Bank supported affected clients and communities during recovery efforts.

A Look Ahead

Community West Bank was founded on the belief that a true community bank can empower local economies. From a single location in Clovis, we have grown while remaining grounded in our core values. While we are proud of our legacy, we are even more focused on what lies ahead.

On April 1, 2026, the merger with United Security Bancshares and United Security Bank was completed, creating a combined organization with approximately $5 billion in total assets. This milestone strengthens our foundation, expands our reach, and enhances our ability to serve our clients and communities.

As we move forward, we will continue to grow thoughtfully, invest in our people, and remain guided by our mission and values.

Sincerely,

James J. Kim
CEO and President,
Community West Bancshares,
Community West Bank

Daniel J. Doyle
Chairman of the Board,
Community West Bancshares,
Community West Bank

Community West Bancshares
Board of Directors



James J. Kim
*Chief Executive Officer and President,
Community West Bancshares and Bank*



Daniel J. Doyle
*Chairman of the Board,
Community West Bancshares and Bank*



Jagroop "Jay" Gill
*Vice Chairman,
Community West Bancshares and Bank,
President and CEO, Gill Automotive*



Andriana D. Majarian
*Lead Independent Director,
Community West Bancshares and Bank,
Chief Administrative Officer, Plant Path*



Robert H. Bartlein
President and CEO, Bartlein & Company Inc.



Dan N. Cunningham
Retired CFO, Quinn Group, Inc.



F. T. "Tommy" Elliott, IV
*Owner, Wileman Bros. & Elliott, Inc.
and Kaweah Container, Inc.*



Robert J. Flautt
Retired Bank Executive



James W. Lokey
Retired Bank Executive



Steven D. McDonald
*Secretary of the Board
President, McDonald Properties, Inc.*



Martin E. Plourd
Retired Bank Executive



Dorothea D. Silva
Partner, BPM, LLP



Kirk B. Stovesand
*Partner, Walpole & Co.
and Platform Wealth Advisors*



Dora Westerlund
*President and Chief Executive Officer,
Fresno Area Hispanic Foundation*

*Not pictured: **Louis C. McMurray**, Director Emeritus*



Building a Stronger Community Bank
for Central California

The Community West Bank story has been guided by a singular vision: to help our clients and communities succeed. For more than four decades, that vision has remained deeply rooted in Central California, shaping a strong, relationship-driven community bank. We are proud of our legacy of success and committed to carrying that strength forward for generations to come.

Elevating Community Banking Since 1979

Established in 1979, Community West Bancshares (Company) (NASDAQ: CWBC) and Community West Bank (Bank) exist to help businesses and communities by exceeding expectations at every opportunity. Since opening its first Banking Center in January 1980, the Bank has cultivated a solid track record of financial strength, security, and stability. Today's Community West Bank is a well-capitalized institution with nearly $5 billion in assets as of April 1, 2026, offering full-service Banking Centers located in 31 communities across Central California. Throughout its history, the Bank's key advantage has been its people – professional bankers dedicated to exemplary "relationship banking," client advocacy, and strong community support.

Guided by Values. Driven by Mission

Community West Bank has always remained true to its core values of teamwork, caring, inclusivity, excellence, accountability, and integrity. The Company believes that accountable corporate behavior is essential for a community bank, and works hard to contribute to a more equitable, resilient future for clients, team members, shareholders, and the communities it serves. Community West Bank's mission statement helps foster a corporate culture designed to "Inspire and empower our team to enrich and invest in every relationship by exceeding expectations."

Shaped by History

Founded by a diverse group of business owners and former bankers who understood how a true community bank would benefit the region, Community West Bank began in Clovis and soon expanded to the Central Sierra communities of Shaver Lake and Prather, before growing into Fresno, the Greater Sacramento region, across the San Joaquin Valley, and the Central Coast.

The Company proudly serves clients across Central California, and is closely connected with the communities where team members live, work, and raise their families – all while investing in those locales to help them succeed and thrive. To achieve this, Community West Bank supports a wide variety of community organizations with leadership involvement, financial donations, volunteerism, and educational initiatives.

Inspired by the Future

Guided by the Company's proven leadership and Board of Directors, Community West Bank's greatest days lie ahead. The Company is honored to share those days with the team members, clients, investors, and communities whose support is appreciated and valued.

The Company is regulated by the Federal Deposit Insurance Corporation, the Federal Reserve Board, the Securities and Exchange Commission, and the California Department of Financial Protection and Innovation.

On April 1, 2026, Community West Bancshares completed its merger with United Security Bancshares, in which United Security Bancshares merged with and into Community West Bancshares as the surviving company, and United Security Bank merged with and into Community West Bank.

Executive *Leadership*



James J. Kim*
Chief Executive Officer and President



Shannon R. Livingston*
*Executive Vice President,
Chief Financial Officer*



Dawn M. Cagle
*Executive Vice President,
Chief Human Resources Officer*



Blaine C. Lauhon
*Executive Vice President,
Chief Operating Officer*



Jeff M. Martin
*Executive Vice President,
Chief Banking Officer*



T. Joseph Stronks
*Executive Vice President,
Chief Risk Officer*



Hinson M. Thomas
*Executive Vice President,
Chief Credit Officer*



Dan M. Garcia
*Executive Vice President,
Regional Executive*



Gary W. Henderson
*Executive Vice President,
Chief Technology Officer*



A. Kenneth Ramos
*Executive Vice President,
Regional Executive*



Brian P. Schwabecher
*Executive Vice President,
Consumer and Deposit Strategy*

*Holding Company Executive Officers



Our **Mission**
Inspire and empower
our team to enrich and
invest in every relationship by
exceeding expectations.

Our **Values**
Teamwork
Accountability
Excellence
Caring
Integrity
Inclusivity

A Culture That
Sets Us Apart

To Our Shareholders
A history of disciplined performance.

To Our Clients
Relationship-centered service built on trust.

To Our Communities
Ongoing investment in growth and prosperity.

To Our Team
A culture defined by purpose, connection, and opportunity – guided by our Mission and Values and strengthened by the people who bring it to life every day.



Growing Relationships
Throughout Central California

From Central California's larger urban centers of Sacramento, Fresno, Bakersfield, San Luis Obispo, and Santa Barbara to rural communities such as Caruthers, Firebaugh, McFarland, and Mendota, Community West Bank is proud to serve and invest in every community we call home.

Today, we serve 31 unique communities across Greater Sacramento, the San Joaquin Valley, and the Central Coast – delivering relationship-based banking with local insight and regional strength.

Serving Greater Sacramento, the San Joaquin Valley and the Central Coast.

Inspiring Success for
Over Four Decades

1979
Founded as **Clovis Community Bank**

1983
Entered the **Sierra Mountain community of Shaver Lake** as the regions only bank

1986
Entered the **Central Sierra community of Prather**

1995
Opened **2nd Banking Center in Clovis**

2000
Opened **Fig Garden Village** and **River Park** Banking Centers in Fresno

2002
Adopted a new name and brand, **Central Valley Community Bank**, to better reflect the growing territory.

Entered **Greater Sacramento** region with a Private Banking office in Gold River

2004
Acquired **Bank of Madera County**, adding Banking Centers in Madera and Oakhurst

2007
Entered **Modesto** with a Loan Production office

2008
Acquired **Service 1st Bank**, adding Banking Centers in Tracy, Stockton and Lodi

2010
Acquired **Visalia Community Bank**, adding Banking Centers in Visalia and Exeter

2016
Acquired **Sierra Vista Bank**, adding Banking Centers in Cameron Park, Fair Oaks and Folsom

2017
Acquired **Folsom Lake Bank**, adding Banking Centers in Folsom, Rancho Cordova and Roseville

2023
Expanded **Greater Sacramento** presence with a Banking Center in the **Point West** region

2024
Acquired **Community West Bancshares (CWBC)** and **Community West Bank** (adopted name and created a new brand), adding Banking Centers in Goleta, Oxnard, Paso Robles, San Luis Obispo, Santa Barbara, Santa Maria and Ventura

Entered **Bakersfield** with Banking Center

2026
Acquired **United Security Bancshares** and **United Security Bank**, adding Banking Centers in Bakersfield, Campbell, Caruthers, Coalinga, Firebaugh, Fowler, Fresno, Mendota, Oakhurst, San Joaquin, and Taft

Community West **Bancshares**
Trend **Analysis**



Net Income (In Thousands)
- 2021: $28,401
- 2022: $26,645
- 2023: $25,536
- 2024: $7,666
- 2025: $38,168

Diluted Earnings Per Share
- 2021: $2.31
- 2022: $2.27
- 2023: $2.17
- 2024: $0.45
- 2025: $2.00

Average Total Loans (In Thousands)
- 2021: $1,069,653
- 2022: $1,133,919
- 2023: $1,263,226
- 2024: $1,978,386
- 2025: $2,394,887

Average Total Deposits (In Thousands)
- 2021: $1,974,576
- 2022: $2,156,092
- 2023: $2,155,241
- 2024: $2,655,928
- 2025: $3,014,532

Return on Shareholders' Equity
- 2021: 11.50%
- 2022: 14.25%
- 2023: 13.81%
- 2024: 2.42%
- 2025: 9.92%

Average Total Assets (In Thousands)
- 2021: $2,267,615
- 2022: $2,439,394
- 2023: $2,460,358
- 2024: $3,190,361
- 2025: $3,581,260

Community West Bancshares

Comparative Stock
Price Performance

Total Return Performance
Index Value



	2020	2021	2022	2023	2024	2025
Community West Bancshares	100.00	142.86	149.42	162.20	144.21	171.74
KBW Regional Banking	100.00	136.64	127.17	126.67	143.39	152.71
Russell 2000	100.00	114.82	91.35	106.82	119.14	134.40

Note: The graph above shows the cumulative total shareholder return on Community West Bancshares common stock compared to the cumulative total returns for the Russell 2000 Index and the KBW Regional Banking, measured as of the last trading day of each year shown. The graph assumes an investment of $100 on December 31, 2020 and reinvestment of dividends on the date of payment without commissions. The performance graph represents past performance and should not be considered to be an indication of future stock performance.

Sources: S&P Global Market Intelligence and NASDAQ
© 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Community West Bancshares

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Community West Bancshares (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses for Loans

As described in notes 1 and 4 to the consolidated financial statements, the allowance for credit losses on loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on loans. The Company's allowance for credit losses for loans was $30.1 million as of December 31, 2025. The measurement of the allowance for credit losses on collectively evaluated loans is based on modeled expectations of lifetime expected credit losses utilizing national and local peer group historical losses, weighting of economic scenarios, and other relevant factors. The Company incorporates forward-looking information using macroeconomic scenarios, which include variables that are considered key drivers of credit losses within the portfolio. The Company uses a probability-weighted, multiple scenarios forecast approach. These scenarios consist of a base forecast representing the most likely outcome, combined with downside or upside scenarios reflecting possible worsening or improving economic conditions.

We identified the selection of national or local peer group historical losses and the selection and weighting of the forecasted economic scenarios used by the Company's management in the estimate of the allowance for credit losses for loans as a critical audit matter. The principal consideration for our determination of the allowance for credit losses for loans as a critical audit matter is the subjective judgment required by management in the selection of national or local peer group historical losses and selection and weighting of the forecasted economic scenarios. Auditing management's judgments regarding modeled expectations applied to the allowance for credit losses for loans involved significant audit effort, as well as especially challenging and subjective auditor judgment when performing audit procedures and evaluating the results of those procedures.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included evaluating the design and testing the operating effectiveness of internal controls related to the Company's selections of national or local peer group historical losses and the selection and weighting of the forecasted economic scenarios. Our audit procedures related to the matter included the following, among others:

- Evaluating the reasonableness of the selection and weighting of forecasted economic scenarios.
- Evaluating the appropriateness of the selections of national or local peer group historical losses.

Baker Tilly US, LLP

Sacramento, California
March 11, 2026

We have served as the Company's auditor since 2023.

COMMUNITY WEST BANCSHARES
Consolidated Balance Sheets

December 31, 2025 and 2024 (In thousands, except share amounts)

ASSETS	2025	2024
Cash and due from banks	$ 27,627	$ 28,029
Interest-earning deposits in other banks	91,357	92,369
Total cash and cash equivalents	118,984	120,398
Available-for-sale debt securities, at fair value, net of allowance for credit losses of $0, with an amortized cost of $509,083 at December 31, 2025 and $536,334 at December 31, 2024, respectively	469,410	477,113
Held-to-maturity debt securities, at amortized cost less allowance for credit losses of $440 at December 31, 2025 and $1,156 at December 31, 2024, respectively	287,117	301,359
Equity securities, at fair value	6,797	6,586
Loans, less allowance for credit losses of $30,071 at December 31, 2025 and $25,803 at December 31, 2024, respectively	2,510,786	2,308,418
Bank premises and equipment, net	23,545	24,469
Bank owned life insurance	54,163	53,319
Federal Home Loan Bank stock	10,978	10,978
Goodwill	96,828	96,828
Core deposit intangibles	8,266	9,268
Accrued interest receivable and other assets	103,443	113,035
Total assets	$ 3,690,317	$ 3,521,771
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Non-interest bearing	$ 1,058,765	$ 980,824
Interest bearing	2,036,509	1,929,953
Total deposits	3,095,274	2,910,777
Borrowings	73,000	133,442
Senior debt and subordinated debentures, net	69,526	69,889
Accrued interest payable and other liabilities	42,929	44,978
Total liabilities	3,280,729	3,159,086
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized, none issued and outstanding	-	-
Non-voting common stock, 1,000,000 shares authorized, none issued and outstanding	-	-
Common stock, no par value; 80,000,000 shares authorized; issued and outstanding: 19,163,452 at December 31, 2025 and 18,974,647 at December 31, 2024	210,222	207,816
Retained earnings	238,990	209,984
Accumulated other comprehensive loss, net of tax	(39,624)	(55,115)
Total shareholders' equity	409,588	362,685
Total liabilities and shareholders' equity	$ 3,690,317	$ 3,521,771

The accompanying notes are an integral part of these consolidated financial statements.

COMMUNITY WEST BANCSHARES
Consolidated Statements of Income

For the Years Ended December 31, 2025, 2024, and 2023 (In thousands, except per share amounts)

	2025	2024	2023
Interest income:			
Interest and fees on loans	$ 159,889	$ 130,166	$ 69,803
Interest on deposits in other banks	4,178	4,355	3,576
Interest and dividends on investment securities:			
Taxable	16,481	20,384	23,437
Exempt from Federal income taxes	5,162	5,483	5,602
Total interest income	185,710	160,388	102,418
Interest expense:			
Interest on deposits	42,631	40,666	15,527
Interest on short-term borrowings	3,308	5,690	810
Interest on senior debt and subordinated debentures	3,591	3,665	3,652
Total interest expense	49,530	50,021	19,989
Net interest income before provision for credit losses	136,180	110,367	82,429
Provision for credit losses	3,754	11,113	309
Net interest income after provision for credit losses	132,426	99,254	82,120
Non-interest income:			
Service charges	2,028	1,798	1,503
Interchange fees	1,948	2,078	1,780
Appreciation in cash surrender value of bank owned life insurance	1,497	1,325	1,035
Federal Home Loan Bank dividends	960	796	498
Loan placement fees	844	1,184	584
Gain on proceeds from death benefits	198	-	-
Net realized (loss) gain on sale and disposal of equipment	(40)	7	402
Net realized losses on sales and calls of investment securities	(41)	(4,199)	(907)
Other income	3,094	3,456	2,125
Total non-interest income	10,488	6,445	7,020
Non-interest expenses:			
Salaries and employee benefits	49,841	48,470	31,367
Occupancy and equipment	11,430	9,479	5,726
Information technology	7,137	5,940	3,616
Data processing expense	3,160	3,748	2,621
Professional services	2,390	2,825	2,234
Regulatory assessments	1,994	1,837	1,312
ATM/Debit card expenses	1,589	1,750	757
Amortization of core deposit intangibles	1,002	751	68
Advertising	929	854	542
Directors' expenses	912	752	614
Loan related expenses	839	802	478
Merger and acquisition expense	798	9,614	1,191
Personnel other	313	345	404
Other expense	8,052	7,534	4,370
Total non-interest expenses	90,386	94,701	55,300
Income before provision for income taxes	52,528	10,998	33,840
Provision for income taxes	14,360	3,332	8,304
Net income	$ 38,168	$ 7,666	$ 25,536
Basic earnings per common share	$ 2.01	$ 0.45	$ 2.17
Diluted earnings per common share	$ 2.00	$ 0.45	$ 2.17
Cash dividends per common share	$ 0.48	$ 0.48	$ 0.48

The accompanying notes are an integral part of these consolidated financial statements.

COMMUNITY WEST BANCSHARES
Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2025, 2024, and 2023 (In thousands)

	2025	2024	2023
Net income	$ 38,168	$ 7,666	$ 25,536
Other comprehensive income:			
Unrealized gains on securities:			
Unrealized holdings gains arising during the period	19,507	9,028	18,286
Reclassification for net losses included in net income	41	4,199	907
Amortization of net unrealized losses transferred	2,443	2,276	2,376
Other comprehensive income, before tax	21,991	15,503	21,569
Tax expense related to items of other comprehensive income	(6,500)	(4,584)	(6,376)
Total other comprehensive income	15,491	10,919	15,193
Comprehensive income	$ 53,659	$ 18,585	$ 40,729

The accompanying notes are an integral part of these consolidated financial statements.

COMMUNITY WEST BANCSHARES
Consolidated Statements of Changes In Shareholders' Equity

For the Years Ended December 31, 2025, 2024, and 2023 (In thousands, except share amounts)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss) (Net of Taxes)	Total Shareholders' Equity
	Shares	Amount			
Balance, January 1, 2023	11,735,291	$ 61,487	$ 190,669	$ (81,227)	$ 170,929
Net income	-	-	25,536	-	25,536
Other comprehensive income, net of tax	-	-	-	15,193	15,193
Restricted stock granted, net of forfeitures	58,467	-	-	-	-
Stock issued under employee stock purchase plan	13,973	206	-	-	206
Stock awarded to employees	10,347	-	-	-	-
Stock-based compensation expense	-	858	-	-	858
Cash dividend ($0.48 per common share)	-	-	(5,657)	-	(5,657)
Repurchase and retirement of common stock	(39)	(1)	-	-	(1)
Balance, December 31, 2023	11,818,039	62,550	210,548	(66,034)	207,064
Net income	-	-	7,666	-	7,666
Other comprehensive income, net of tax	-	-	-	10,919	10,919
Stock issued for acquisition	7,037,202	143,712			143,712
Restricted stock granted, net of forfeitures	68,702	-	-	-	-
Stock issued under employee stock purchase plan	15,504	248	-	-	248
Stock-based compensation expense	-	879	-	-	879
Cash dividend ($0.48 per common share)	-	-	(8,230)	-	(8,230)
Stock options exercised	37,289	465	-	-	465
Repurchase and retirement of common stock	(2,089)	(38)	-	-	(38)
Balance, December 31, 2024	18,974,647	207,816	209,984	(55,115)	362,685
Net income	-	-	38,168	-	38,168
Other comprehensive income, net of tax	-	-	-	15,491	15,491
Restricted stock granted, net of forfeitures	77,153	-	-	-	-
Stock issued under employee stock purchase plan	18,241	306	-	-	306
Stock-based compensation expense	-	1,158	-	-	1,158
Cash dividend ($0.48 per common share)	-	-	(9,162)	-	(9,162)
Stock options exercised	101,434	1,093	-	-	1,093
Repurchase and retirement of common stock	(8,023)	(151)	-	-	(151)
Balance, December 31, 2025	19,163,452	$ 210,222	$ 238,990	$ (39,624)	$ 409,588

The accompanying notes are an integral part of these consolidated financial statements.

COMMUNITY WEST BANCSHARES
Consolidated Statements of Cash Flows

For the Years Ended December 31, 2025, 2024, and 2023 (in thousands)

	2025	2024	2023
Cash Flows From Operating Activities:			
Net income	$ 38,168	$ 7,666	$ 25,536
Adjustments to reconcile net income to net cash provided by operating activities:			
Net decrease (increase) in deferred loan costs	1,404	(200)	786
Depreciation	3,279	2,206	891
Accretion of discounts on investment securities	(1,848)	(1,813)	(1,890)
Amortization of premiums on investment securities	8,040	8,782	8,860
Amortization of debt issuance costs	145	145	145
Accretion of premiums and discounts on acquired loans, net	(11,435)	(9,694)	(325)
Amortization of core deposit intangibles	1,002	751	68
Amortization of fair value marks on liabilities assumed	2,661	5,385	-
Stock-based compensation	1,158	879	858
Provision for credit losses	3,754	11,113	309
Net realized losses on sales and calls of AFS securities	41	4,199	907
Net loss (gain) on sale and disposal of equipment	40	(7)	(402)
Net gain on sale of foreclosed assets	(39)	-	-
Net change in equity investments	(211)	63	(91)
Increase in bank-owned life insurance, net of expenses	(1,497)	(1,325)	(1,035)
Net gain on proceeds from death benefits	(198)	-	-
Net decrease (increase) in accrued interest receivable and other assets	4,919	982	(8,866)
Net (decrease) increase in accrued interest payable and other liabilities	(5,722)	(6,063)	1,666
Provision (benefit) for deferred income taxes	2,459	(867)	110
Net cash provided by operating activities	46,120	22,202	27,527
Cash Flows From Investing Activities:			
Net cash and cash equivalents acquired in acquisition	-	58,521	-
Purchases of available-for-sale investment securities	(7,183)	-	-
Proceeds from sales or calls of AFS securities	500	64,230	26,361
Proceeds from calls of HTM securities	13,981	20	35
Proceeds from maturity and principal repayment of AFS securities	29,412	59,947	38,229
Proceeds from principal repayments of HTM securities	1,709	1,650	2,377
Net increase in loans	(196,739)	(113,078)	(34,972)
Proceeds from sale of foreclosed assets	206	-	-
Purchases of premises and equipment	(2,509)	(5,039)	(9,806)
Proceeds from sale of premises and equipment	117	22	3,262
Purchases of bank owned life insurance	-	(1,450)	-
FHLB stock purchased	-	(350)	(967)
Net cash (used in) provided by investing activities	(160,506)	64,473	24,519
Cash Flows From Financing Activities:			
Net increase (decrease) in demand, interest-bearing and savings deposits	124,330	37,000	(152,178)
Net increase (decrease) in time deposits	59,064	(14,450)	94,142
Proceeds from borrowings from Federal Home Loan Bank	1,467,000	972,000	3,411,500
Repayments of borrowings to Federal Home Loan Bank	(1,529,000)	(962,000)	(3,422,500)
Proceeds from borrowings from other financial institutions	-	-	116,500
Repayments of borrowings from other financial institutions	-	(45,000)	(71,500)
Repayments of senior debt	(508)	-	-
Purchase and retirement of common stock	(151)	(38)	(1)
Proceeds from stock issued under employee stock purchase plan	306	248	206
Proceeds from exercise of stock options	1,093	465	-
Cash dividend payments on common stock	(9,162)	(8,230)	(5,657)
Net cash provided by (used in) financing activities	112,972	(20,005)	(29,488)
(Decrease) increase in cash and cash equivalents	(1,414)	66,670	22,558
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	120,398	53,728	31,170
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 118,984	$ 120,398	$ 53,728
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 46,255	$ 48,773	$ 20,005
Income taxes, net of refunds	$ 8,005	$ 2,572	$ 7,700
Operating cash flows from operating leases	$ 3,783	$ 3,120	$ 2,484
Non-cash investing and financing activities:			
Unrealized gain on securities available for sale	$ 19,548	$ 13,227	$ 19,193
Loans transferred to foreclosed assets	$ 201	$ -	$ -
Right-of-use assets obtained in exchange for lease liabilities	$ 3,718	$ 5,216	$ -
Acquisition:			
Assets acquired	$ -	$ 1,040,939	$ -
Liabilities assumed	$ -	$ (940,276)	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - Effective April 1, 2024, Central Valley Community Bancorp, completed its merger transaction with Community West Bancshares. Shortly thereafter, Community West Bank, a wholly owned subsidiary of Community West Bancshares, merged with and into Central Valley Community Bank, a wholly owned subsidiary of Central Valley Community Bancorp, with Central Valley Community Bank being the surviving banking institution. Effective with these mergers, the names of Central Valley Community Bancorp and Central Valley Community Bank were changed to Community West Bancshares and Community West Bank, respectively.

Community West Bancshares (the "Company") was incorporated on February 7, 2000 and subsequently obtained approval from the Board of Governors of the Federal Reserve System to be a bank holding company in connection with its acquisition of Community West Bank (the "Bank"). The Company became the sole shareholder of the Bank on November 15, 2000 in a statutory merger, pursuant to which each outstanding share of the Bank's common stock was exchanged for one share of common stock of the Company.

Service 1st Capital Trust I (the Trust) is a business trust formed by Service 1st for the sole purpose of issuing trust preferred securities. The Company succeeded to all the rights and obligations of Service 1st in connection with the acquisition of Service 1st. The Trust is a wholly-owned subsidiary of the Company.

The Bank operates 26 full service offices throughout California's San Joaquin Valley, Greater Sacramento Region and Central Coast. The Bank's primary source of revenue is providing loans to customers who are predominately small and middle-market businesses and individuals.

The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits. Depositors' accounts at an insured depository institution, including all non-interest bearing transactions accounts, will be insured by the FDIC up to the standard maximum deposit insurance amount of $250,000 for each deposit insurance ownership category.

The accounting and reporting policies of the Company and the Bank conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Operating Segments - The Company determines its reporting units in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 280, Segment Reporting. The Company evaluates a reporting unit by first identifying its operating segments under ASC 280. The chief operating decision-maker is responsible for the allocation of resources and assessing the performance of the operating segment and has been identified as the Chief Executive Officer of the Company. The chief operating decision maker has determined that because all of the banking products and services offered by the Company are available in each branch of the Bank, all branches are located within the same domestic economic environment and management does not allocate resources based on the performance of different lending or transaction activities, it is appropriate to aggregate the Bank branches and report them as a single operating segment. No customer accounts for more than 10 percent of revenues for the Company or the Bank. The Company operates as one operating segment which is reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and the consolidated accounts of its wholly-owned subsidiary, the Bank. Intercompany transactions and balances are eliminated in consolidation.

For financial reporting purposes, Service 1st Capital Trust I, is a wholly-owned subsidiary acquired in the merger of Service 1st and formed for the exclusive purpose of issuing trust preferred securities. The Company is not considered the primary beneficiary of this trust (variable interest entity), therefore the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability on the Company's consolidated financial statements. The Company's investment in the common stock of the Trust is included in accrued interest receivable and other assets on the consolidated balance sheets.

Use of Estimates - The preparation of these financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, management evaluates the estimates used. Estimates are based upon historical experience, current economic conditions and other factors that management considers reasonable under the circumstances.

These estimates result in judgments regarding the carrying values of assets and liabilities when these values are not readily available from other sources, as well as assessing and identifying the accounting treatments of contingencies and commitments. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions.

Cash and Cash Equivalents - The Company maintains cash and cash equivalents, which include cash on hand, amounts due from banks, interest-earning deposits in other banks, and federal funds sold. At times, the Company is required to maintain average or minimum compensating balances with certain correspondent banks as part of contractual arrangements for services such as lines of credit, clearing, or other banking services. The compensating balances are required to be maintained at or above specified levels in order to avoid service charges or to support borrowing arrangements. These balances were not restricted as to withdrawal or use, except as required to meet the contractual obligations with the correspondent banks. The Company's policy is to monitor its compensating balance requirements on an ongoing basis to ensure compliance with all contractual obligations.

For the purpose of the statement of cash flows, cash, due from banks with original maturities less than 90 days, interest-earning deposits in other banks, and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold and purchased for one-day periods. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other banks, and Federal funds purchased.

Investment Securities - Investments are classified into the following categories:

- Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.

- Held-to-maturity securities, which management has the positive intent and ability to hold to maturity, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value in the period which the transfer occurs.

Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums. Premiums and discounts on securities are amortized or accreted on the level yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated.

Allowance for Credit Losses on Available-for-Sale Debt Securities - For available-for-sale ("AFS") debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more than likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of the cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Changes in the allowance for credit losses are recorded as a provision (or credit) for credit losses. Losses are charged against the allowance when management believes that the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Allowance for Credit Losses on Held-to-Maturity Debt Securities - Management measures expected credit losses on held-to-maturity ("HTM") debt securities on a collective basis by major security type. The estimate of expected credit losses considers historical credit loss information based on industry data that is adjusted for current conditions and reasonable and supportable forecasts. Management classifies the held-to-maturity portfolio into the following major security types: Obligations of States and Political Subdivisions, U.S. Government sponsored Entities and Agencies

Notes to Consolidated Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

collateralized by Residential Mortgage Obligations, Private Label Mortgage and Asset Backed Securities, and Corporate Debt Securities.

The Company elected the practical expedient under ASC 326-20-30-5A to exclude accrued interest from the amortized cost basis when measuring potential impairment. Additionally, management notes that due to this election, accrued interest is separately reported from the securities' amortized cost basis.

Loans - All loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at principal balances outstanding net of deferred loan fees and costs, and the allowance for credit losses. Interest is accrued daily based upon outstanding loan principal balances. However, when a loan becomes impaired and the future collectability of interest and principal is in serious doubt, the loan is placed on nonaccrual status and the accrual of interest income is suspended. Any loan delinquent 90 days or more is automatically placed on nonaccrual status. Any interest accrued but unpaid is charged against income. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectability of principal is not in doubt, are applied first to principal until fully collected and then to interest.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than 90 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan placed on non-accrual status may be restored to accrual status when principal and interest are no longer past due and unpaid, or the loan otherwise becomes both well secured and in the process of collection. When a loan is brought current, the Company must also have reasonable assurance that the obligor has the ability to meet all contractual obligations in the future, that the loan will be repaid within a reasonable period of time, and that a minimum of six months of satisfactory repayment performance has occurred.

Substantially all loan origination fees, commitment fees, direct loan origination costs and purchase premiums and discounts on loans are deferred and recognized as an adjustment of yield, and amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

Acquired Loans and Leases - Loans and leases acquired through purchase or through a business combination are recorded at their fair value at the acquisition date. At the time of an acquisition, we evaluate loans to determine if they are purchase credit deteriorated ("PCD") loans. PCD loans are those acquired loans with evidence of more than insignificant credit deterioration since loan origination. This determination is made by considering past due and nonaccrual status, prior designation of a troubled debt restructuring, or other factors that may suggest we will not be able to collect all contractual payments. PCD loans are initially recorded at fair value with a gross up for the allowance for credit losses, which becomes the initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit premium or discount which is amortized or accreted over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision or credit to the allowance for credit losses.

While credit discounts are included in the determination of fair value for non-credit deteriorated loans, an allowance for loan loss is established at acquisition, through a provision of credit losses, using the same methodology as originated loans since these discounts are accreted or amortized over the life of the loan. Subsequent deterioration or improvements in expected credit losses are recorded through a provision or credit to the allowance for credit losses on loans.

Allowance for Credit Losses on Loans - The allowance for credit losses ("ACL") on loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The allowance is established through a provision for credit losses which is charged to expense. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Cash received on previously charged off amounts is recorded as a recovery to the allowance.

The Company elected the practical expedient under ASC 326-20-30-5A to exclude accrued interest from the amortized cost basis when measuring potential impairment. Additionally, management notes that due to this election, accrued interest is separately reported from the loans' amortized cost basis.

Management estimates the allowance for credit losses on loans using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience from national and local peer data provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for the differences in the current loan-specific risk characteristics, such as differences in loan-to-values, portfolio mix, or term as well as for changes in environmental conditions, such as changes in unemployment rates, market interest rates, property values, or other relevant factors. Management may assign qualitative factors to each loan segment if there are material risks or improvements present but not yet captured in the model environment.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company segregates the allowance by portfolio segment. These portfolio segments include commercial, commercial real estate, 1-4 family real estate and consumer loans. The relative significance of risk considerations vary by portfolio segment. Real estate construction loans, as summarized by class within the loan footnote, are disaggregated into either the commercial real estate or 1-4 family real estate allowance segments based on the type of construction loan due to the varying risks between commercial and consumer construction.

Commercial:

Commercial and industrial - Commercial and industrial loans are generally underwritten to existing cash flows of operating businesses. Additionally, economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Past due payments may indicate the borrower's capacity to repay their obligations may be deteriorating.

Agricultural production - Loans secured by crop production and livestock are especially vulnerable to two risk factors that are largely outside the control of Company and borrowers: commodity prices and weather conditions.

Commercial Real Estate:

Commercial real estate construction and other land loans - Commercial land and construction loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within specified costs and time lines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

Commercial real estate—owner-occupied - Real estate collateral secured by commercial or professional properties with repayment arising from the owner's business cash flows. To meet this classification, the owner's operation must occupy no less than 50% of the real estate held. Financial profitability and capacity to meet the cyclical nature of the industry and related real estate market over a significant timeframe is essential.

Commercial real estate—non-owner occupied - Investor commercial real estate loans generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flows to service debt obligations.

Farmland - Agricultural loans secured by real estate generally possess a higher inherent risk of loss caused by changes in concentration of permanent plantings, government subsidies, and the value of the U.S. dollar affecting the export of commodities.

Multi-family - These properties are generally comprised of more than four rentable units, such as apartment buildings, with each unit intended to be occupied as the primary residence for one or more persons. Multi-family properties are also subject to changes in general or regional economic conditions, such as unemployment, ultimately resulting in increased vacancy rates or reduced rents or both. In addition, new construction can create an oversupply condition and market competition resulting in increased vacancy, reduced market rents, or both. Due to the nature of their use and the greater likelihood of tenant turnover, the management of these properties is more intensive and therefore is more critical to the preclusion of loss.

1-4 Family Real Estate: Includes 1-4 family close-ended, revolving real estate loans, and residential construction loans, the degree of risk in residential real estate

Notes to Consolidated Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower's ability to repay in an orderly fashion. These loans generally possess a lower inherent risk of loss than other real estate portfolio segments. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends may indicate that the borrowers' capacity to repay their obligations may be deteriorating.

Consumer:

Manufactured housing - The Company has a financing program for manufactured housing to provide affordable home ownership. These loans are offered in mobile home parks throughout California primarily on or near the coast. The manufactured housing loans are secured by the manufactured home and are retained in the Company's loan portfolio. The primary risks of manufactured housing loans include the borrower's inability to pay, material decreases in the value of the collateral, and significant increases in interest rates, which may reduce the borrower's ability to make the required principal or interest payments.

Other installment loans - A consumer installment loan portfolio is usually comprised of a large number of small loans scheduled to be amortized over a specific period. Most installment loans are made directly for consumer purchases, such as automobiles. Other consumer loans include other open ended unsecured consumer loans. Open ended unsecured loans generally have a higher rate of default than all other portfolio segments and are also impacted by weak economic conditions and trends.

When loans do not share similar risk characteristics, the Company evaluates the loan for expected credit losses on an individual basis. Loans evaluated individually are not included in the collective evaluation. When management determines that foreclosure is probable or when the borrower is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Risk Rating - The Company assigns a risk rating to all loans, and periodically performs detailed reviews of all such loans over a certain threshold to identify credit risks and to assess the overall collectability of the portfolio. The most recent review of risk ratings was completed in December 2025. These risk ratings are also subject to examination by independent specialists engaged by the Company and the Company's regulators. During these internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing these loans. These credit quality indicators are used to assign a risk rating to each individual loan. The risk ratings can be grouped into five major categories, defined as follows:

Pass and Watch - Loans to borrowers of acceptable or better credit quality. Borrowers in this category demonstrate fundamentally sound financial positions, repayment capacity, credit history and management expertise. Loans in this category must have an identifiable and stable source of repayment and meet the Bank's policy regarding debt-service-coverage ratios. These borrowers are capable of sustaining normal economic, market or operational setbacks without significant financial consequences. Negative external industry factors are generally not present. The loan may be secured, unsecured or supported by non-real estate collateral for which the value is more difficult to determine and/or marketability is more uncertain. This category also includes "Watch" loans, where the primary source of repayment has been delayed. "Watch" is intended to be a transitional grade, with either an upgrade or downgrade within a reasonable period.

Special Mention - A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the Company's credit position at some future date. Special mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

Substandard - A substandard loan is not adequately protected by the current sound worth and paying capacity of the borrower or the value of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Well-defined weaknesses include a project's lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time, or the project's failure to fulfill economic

expectations. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors, which may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral, and refinancing plans. Doubtful classification is considered temporary and short term.

Loss - Loans classified as loss are considered uncollectible and charged off immediately. The general reserve component of the allowance for credit losses also consists of reserve factors that are based on management's assessment of the following for each portfolio segment: (1) inherent credit risk, (2) historical losses and (3) other qualitative factors including economic trends in the Company's service areas, industry experience and trends, industry and geographic concentrations, estimated collateral values, the Company's underwriting policies, the character of the loan portfolio, and probable losses inherent in the portfolio taken as a whole. Inherent credit risk and qualitative reserve factors are inherently subjective and are driven by the repayment risk associated with each class of loans.

Allowance for Credit Losses on Unfunded Commitments - The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on unfunded commitments is adjusted through provision for credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Bank Premises and Equipment - Land is carried at cost. Bank premises and equipment are carried at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of Bank premises are estimated to be between 20 and 40 years. The useful lives of improvements to Bank premises, furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

The Bank evaluates premises and equipment for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

Federal Home Loan Bank (FHLB) Stock - The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Investments in Low Income Housing Tax Credit Funds - The Bank has invested in limited partnerships that were formed to develop and operate affordable housing projects for low or moderate income tenants throughout California. The Company accounts for the investments in qualified affordable housing tax credit funds using the proportional amortization method. Under the proportional amortization method, the initial cost of the investment is amortized in proportion to the tax credits and other tax benefits received and the net investment performance is recognized as part of income tax expense (benefit). Each of the partnerships must meet the regulatory minimum requirements for affordable housing for a minimum 15-year compliance period to fully utilize the tax credits. If the partnerships cease to qualify during the compliance period, the credit may be denied for any period in which the project is not in compliance and a portion of the credit previously taken is subject to recapture with interest. The Company's investment in Low Income Housing Tax Credit ("LIHTC") partnerships is reported in other assets on the consolidated balance sheets.

Investments in Limited Partnerships - The Company invests in limited partnerships and similar investment vehicles, including SBIC funds and other CRA-qualified

Notes to Consolidated Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

funds, to support community development, small business growth, and to meet its obligations under the Community Reinvestment Act ("CRA"). These investments are typically made to foster economic development in low-and moderate-income communities and may also provide the Company with tax credits or other regulatory benefits.

Investments in limited partnerships are initially recorded at cost, representing the amount of capital committed and funded by the Company. If the Bank has significant influence over the partnership (generally presumed if ownership is 20% or more, or if the Bank has the ability to participate in policy and operating decisions), the investment is accounted for under the equity method.

If the Company's interest in a partnership is so minor that it does not exert significant influence, the investment is accounted for at cost, less any identified impairment, in accordance with ASC 321, Investments—Equity Securities. For cost method investments, the Company evaluates the investment for impairment on a annual basis. If the fair value of the investment declines below its carrying value and the decline is deemed other-than-temporary, an impairment loss is recognized in earnings. The Company's maximum exposure to loss from these investments is generally limited to its capital contributions and any unfunded commitments. These investments are included in other assets on the consolidated balance sheets, and unfunded commitments are disclosed in the notes to the consolidated financial statements.

Other Real Estate Owned - Other real estate owned (OREO) is comprised of property acquired through foreclosure proceedings or acceptance of deeds-in-lieu of foreclosure. Losses recognized at the time of acquiring property in full or partial satisfaction of debt are charged against the allowance for credit losses. OREO, when acquired, is initially recorded at fair value less estimated disposition costs, establishing a new cost basis. Fair value of OREO is generally based on an independent appraisal of the property. Subsequent to initial measurement, OREO is carried at the lower of the recorded investment or fair value less disposition costs. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through noninterest expense. Revenues and expenses associated with OREO are reported as a component of noninterest expense when incurred. There was no other real estate owned at December 31, 2025 and at December 31, 2024.

Foreclosed Assets - Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through operations. Operating costs after acquisition are expensed. Gains and losses on disposition are included in noninterest expense. There were $34,000 and $0 of foreclosed assets at December 31, 2025 and December 31, 2024, respectively.

Bank Owned Life Insurance - The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Servicing Assets - The Company is an approved Federal Agricultural Mortgage Corporation ("Farmer Mac") seller/servicer. Servicing assets are recognized as separate assets as certain servicing requirements are retained. Servicing assets are amortized over the period of estimated net servicing income. The Company uses Farmer Mac prepayment statistics in estimating the expected life of the loans. Management evaluates its servicing assets for impairment quarterly. Servicing assets are evaluated for impairment based on the fair value of the rights as compared to amortized cost. Fair value is determined using discounted future cash flows calculated on a loan-by-loan basis. The initial servicing asset and resulting gain is calculated based on the contractual net servicing fees. Farmer Mac servicing assets are valued based on the net servicing fee and estimated life of seven years, and discounted using the Company's borrowing rate. Farmer Mac servicing assets measured under the amortization method were $2.3 million at December 31, 2025 and was acquired as a result of the merger on April 1, 2024. Servicing assets are recorded in other assets on the consolidated balance sheets.

Business Combinations - The Company accounts for acquisitions of businesses using the acquisition method of accounting. Under the acquisition method, assets and liabilities assumed are recorded at their estimated fair values at the date of acquisition. Management utilizes various valuation techniques included discounted cash flow analyses to determine these fair values. Any excess of the purchase price over amounts allocated to the acquired assets, including identifiable intangible assets, and liabilities assumed is recorded as goodwill.

Goodwill - Business combinations involving the Bank's acquisition of the equity interests or net assets of another enterprise give rise to goodwill. Goodwill represents the excess of the purchase price of acquired businesses over the net fair value of assets, including identified intangible assets, acquired and liabilities assumed in the transactions accounted for under the acquisition method of accounting. The value of goodwill is ultimately derived from the Bank's ability to generate net earnings after the acquisitions. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed at least annually for impairment.

The Company has selected September 30 as the date to perform the annual impairment test. Management assessed qualitative factors including performance trends and noted no factors indicating goodwill impairment. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. No such events or circumstances arose during the fourth quarter of 2025, so goodwill was not required to be retested. Goodwill is the only intangible asset with an indefinite life on the balance sheet.

Intangible Assets - The intangible assets at December 31, 2025 represent the estimated fair value of the core deposit relationships acquired in business combinations less accumulated amortization. Core deposit intangibles are being amortized using the straight-line method over an estimated life of ten years from the date of acquisition. Core deposit intangibles are evaluated on an annual basis for any events that would indicated impairment. Core deposit intangibles could also be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Management performed an assessment of the core deposit intangibles as of December 31, 2025 and noted no triggering events that would indicate impairment.

Loan Commitments and Related Financial Instruments - Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount of these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes - The Company files its income taxes on a consolidated basis with the Bank. The allocation of income tax expense represents each entity's proportionate share of the consolidated provision for income taxes.

Income tax expense represents the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed.

Accounting for Uncertainty in Income Taxes - The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

Interest expense and penalties associated with unrecognized tax benefits, if any, are classified as income tax expense in the consolidated statement of income.

Retirement Plans - Employee 401(k) plan expense is the amount of employer matching contributions. Profit sharing plan expense is the amount of employer contributions. Contributions to the profit sharing plan are determined at the discretion of the Board of Directors. Deferred compensation and supplemental retirement plan expense is allocated over years of service.

Earnings Per Common Share - Basic earnings per common share (EPS), which excludes dilution, is computed by dividing income available to common shareholders (net income after deducting dividends, if any, on preferred stock and accretion of discount) by the weighted-average number of common shares outstanding for the

Notes to Consolidated Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options or warrants, result in the issuance of common stock which shares in the earnings of the Company. All data with respect to computing earnings per share is retroactively adjusted to reflect stock dividends and splits and the treasury stock method is applied to determine the dilutive effect of stock options in computing diluted EPS.

The shares awarded to employees and directors under the restricted stock agreements vest on applicable vesting dates only to the extent the recipient of the shares is then an employee or a director of the Company or one of its subsidiaries, and each recipient will forfeit all of the shares that have not vested on the date his or her employment or service is terminated. Common stock awards for performance vest immediately. Holders of restricted stock awards receive non-forfeitable dividends at the same rate as common stockholders and they both share equally in undistributed earnings. Therefore, under the two-class method the difference in EPS is not significant for these participating securities.

Comprehensive Income - Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity. When a security is transferred from AFS to HTM, the difference between its amortized cost basis and its fair value on the transfer date is amortized as a yield adjustment through interest income. The new basis for the HTM securities is the fair value at the transfer date. The fair value at the transfer date establishes either a premium or discount relative to the amortized cost basis of the HTM securities. The amortization of unrealized gains or losses reported in accumulated other comprehensive income ("AOCI") offsets the impact of amortizing the resulting premium or discount through interest income created by the transfer. Therefore, the amortization is a non-cash adjustment that does not affect net income.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Share-Based Compensation - Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Additionally, the compensation expense for the Company's employee stock ownership plan is based on the market price of the shares as they are committed to be released to participant accounts. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Dividend Restriction - Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders.

Fair Value of Financial Instruments - Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 17. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Reclassifications - Certain reclassifications have been made to prior year financial statements to conform to the classifications used in 2025. None of the reclassifications had an impact on equity or net income.

Impact of New Financial Accounting Standards Adopted in 2025
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures ("ASU 2023-09"), which enhances the transparency and decision usefulness of income tax disclosures. ASU 2023-09 will require disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. Entities will also be required to disclose income/(loss) from continuing operations before income tax expense/(benefit) disaggregated between domestic and foreign, as well as income tax expense/(benefit) from continuing operations disaggregated by federal,

state, and foreign. The ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and is to be applied prospectively, with retrospective application permitted. The ASU was adopted and appropriately incorporated into the disclosures for the year ended December 31, 2025.

Accounting Standards Issued But Not Yet Adopted
In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative ("ASU 2023-06"), amending disclosure or presentation requirements related to various subtopics in the FASB's ASC. ASU 2023-06 was issued in response to the SEC's initiative to update and simplify disclosure requirements. The SEC identified 27 disclosure requirements that were incremental to those in the ASC and referred them to the FASB for potential incorporation into U.S. GAAP. To avoid duplication, the SEC intended to eliminate those disclosure requirements from existing SEC regulations as the FASB incorporated them into the relevant ASC subtopics. ASU 2023-06 adds 14 of the 27 identified disclosure or presentation requirements to the ASC. ASU 2023-06 is to be applied prospectively, and early adoption is prohibited. For reporting entities subject to the SEC's existing disclosure requirements, the effective dates of ASU 2023-06 will be the date on which the SEC's removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the ASC and will not become effective for any entities. ASU 2023-06 is not expected to have a significant impact on the Company's consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03 (updated in January 2025 to ASU No. 2025-01), Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments are intended to improve income statement expense disclosure requirements, primarily through enhanced disclosures about certain costs and expenses included in income statement expense captions. The amendments are effective for annual reporting periods beginning after December 15, 2026 (i.e., 2027 Form 10-K) and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

On November 12 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. The new guidance makes significant changes to the accounting for certain acquired seasoned loans subject to the current expected credit loss model (CECL). The Board decided not to change the existing models for originated assets, purchased credit deteriorated assets (PCD) or other acquired assets. Under the ASU, the initial allowance for credit losses recorded upon the acquisition of loans in scope is recognized as an adjustment to the amortized cost basis of the loan—similar to the PCD model. For these loans, the "day-one" credit loss estimate does not impact earnings immediately but rather is amortized over time as an adjustment to interest income. Subsequent changes in the allowance for credit losses are reported in earnings within credit loss expense. The amendments apply prospectively and will be effective for fiscal periods beginning after December 15, 2026 (and interim periods within). Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, which clarifies interim disclosure requirements by providing a comprehensive list of disclosures that are required in interim periods. The amendments also introduce a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The amended guidance is effective for the Company on January 1, 2028, with early adoption permitted. The amendments should be applied on either a prospective or retrospective basis. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

2.   BUSINESS COMBINATIONS

Effective on April 1, 2024, Central Valley Community Bancorp ("Central Valley") completed its merger transaction with Community West Bancshares ("Community West"). Shortly thereafter Community West Bank ("CWB"), a wholly owned subsidiary of Community West, merged with and into Central Valley Community Bank ("CVCB"), a wholly-owned subsidiary of Central Valley, with CVCB being the surviving banking institution. Effective with these mergers, the names of Central Valley and CVCB were changed to Community West Bancshares and Community West Bank, respectively.

Pursuant to the terms of the merger, holders of Community West common stock received 0.79 of a share of common stock of Central Valley for each share of Community West common stock held immediately prior to the effective time of the

2. BUSINESS COMBINATIONS (Continued)

mergers, with cash to be paid in lieu of any fractional shares of common stock of Central Valley. As a result of the mergers, Central Valley issued approximately 7,037,202 shares of Central Valley common stock. The financial condition and results of operation of the combined companies is reported in the second quarter results.

The acquisition of Community West was accounted for using the acquisition method of accounting in accordance with ASC Topic 805. Assets acquired, liabilities assumed, intangibles recognized and consideration exchanged was recorded at their respective acquisition date fair values. Determining the fair value of assets and liabilities involves significant judgment regarding methods and assumptions used to calculate estimated fair values. We recorded the fair values based on the valuations available as of reporting date. The Company utilized the discounted cash flow methodology to determine the fair value of loans, which included significant assumptions relating to market discount rates using a build-up approach and default and loss rates. In the determination of the core deposit intangible, the Company utilized a discounted economic benefit methodology that included significant assumptions related to deposit runoff rates, cost of deposits, cost of alternative funds, and a discount rate applied.

The following table summarizes the consideration paid for Community West Bank and the amounts of assets acquired and liabilities assumed that were recorded at the acquisition date (in thousands):

	Community West April 1, 2024
Fair value of consideration transferred:	
Fair value of shares issued	$ 139,970
Cash consideration	2
Fair value of options assumed	3,742
Total merger consideration	$ 143,714
Assets acquired:	
Cash and cash equivalents	$ 58,523
Securities available-for-sale	846
Loans and leases	920,097
Premises and equipment	7,608
Cash value of life insurance	8,971
Other assets	44,894
Total assets acquired	1,040,939
Liabilities assumed:	
Deposits	(844,035)
Borrowings	(85,638)
Other liabilities	(10,603)
Total liabilities assumed	(940,276)
Total net assets acquired	100,663
Goodwill created from transaction	$ 43,051

The acquisition resulted in goodwill of $43 million, which is nondeductible for tax purposes, as this acquisition was a nontaxable transaction. Goodwill represents the premium paid over the fair value of the net tangible and intangible assets acquired and reflects the related synergies from the combined operations.

The following table presents the fair value and gross contractual amounts receivable of acquired non-credit deteriorated loans from the recent acquisition on April 1, 2024, and their respective expected contractual cash flows as of the acquisition date:

Dollars (in thousands)	Community West April 1, 2024
Fair value	$ 892,090
Gross contractual amounts receivable	1,124,200
Estimate of contractual cash flows not expected to be collected (1)	13,375
Estimate of contractual cash flows expected to be collected	1,110,825

(1) Includes interest payments not expected to be collected due to loan prepayments as well as principal and interest payments not expected to be collected due to customer default.

The acquisition improves the Company's footprint in Central California, expanding to the Central Coast. The acquisition diversifies its commercial banking business, adds additional revenue enhancing products, improves the Bank's loan to deposit ratio, and creates operational efficiencies. Revenues and earnings of the acquired company since the acquisition date have not been disclosed as it is not practicable as Community West was merged into the Company and separate financial information is not readily available.

3. INVESTMENT SECURITIES

The following tables summarize the amortized cost and fair value of securities available-for-sale and securities held-for-maturity at December 31, 2025 and 2024 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) and the allowance for credit losses on held-to-maturity securities (in thousands):

	December 31, 2025				
Available-for-Sale Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Allowance for Credit Losses
Debt Securities:					
U.S. Treasury securities	$ 9,996	$ -	$ (487)	$ 9,509	$ -
U.S. Government agencies	66	-	(3)	63	-
Obligations of states and political subdivisions	180,395	5	(14,439)	165,961	-
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	67,588	94	(2,985)	64,697	-
Private label mortgage and asset backed securities	250,575	61	(21,967)	228,669	-
Corporate debt securities	463	48	-	511	-
	$ 509,083	$ 208	$ (39,881)	$ 469,410	$ -

	December 31, 2025				
Held to Maturity Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Allowance for Credit Losses
Debt Securities:					
Obligations of states and political subdivisions	$ 192,308	$ 55	$ (13,595)	$ 178,768	$ 20
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	11,443	-	(1,632)	9,811	-
Private label mortgage and asset backed securities	51,397	-	(3,282)	48,115	25
Corporate debt securities	32,409	59	(1,513)	30,955	395
	$ 287,557	$ 114	$ (20,022)	$ 267,649	$ 440

Notes to Consolidated Financial Statements

3.   INVESTMENT SECURITIES (Continued)

December 31, 2024

Available-for-Sale Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Allowance for Credit Losses
Debt Securities:					
U.S. Treasury securities	$ 9,994	$ -	$ (936)	$ 9,058	$ -
U.S. Government agencies	70	-	(5)	65	-
Obligations of states and political subdivisions	183,766	-	(19,126)	164,640	-
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	76,732	8	(4,438)	72,302	-
Private label mortgage and asset backed securities	265,302	6	(34,753)	230,555	-
Corporate debt securities	470	23	-	493	
	$ 536,334	$ 37	$ (59,258)	$ 477,113	$ -

December 31, 2024

Held to Maturity Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Allowance for Credit Losses
Debt Securities:					
Obligations of states and political subdivisions	$ 192,156	$ 54	$ (17,392)	$ 174,818	$ 12
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	11,095	-	(2,100)	8,995	-
Private label mortgage and asset backed securities	53,066	-	(5,633)	47,433	8
Corporate debt securities	46,198	-	(2,876)	43,322	1,136
	$ 302,515	$ 54	$ (28,001)	$ 274,568	$ 1,156

Proceeds and gross realized (losses)/gains on investment securities for the years ended December 31, 2025, 2024, and 2023 are shown below (in thousands):

	Years Ended December 31,		
Available-for-Sale Securities	2025	2024	2023
Proceeds from sales or calls	$ 500	$ 64,230	$ 26,361
Gross realized gains from sales or calls	$ -	$ -	$ -
Gross realized losses from sales or calls	$ (41)	$ (4,199)	$ (907)

During the second quarter of 2022, the Company re-designated certain securities previously classified as available-for-sale to the held-to-maturity classification. The securities re-designated consisted of obligations of states and political subdivision securities, U.S. Government sponsored entity and agency securities collateralized by residential mortgage obligations, private label mortgage and asset backed securities, and corporate debt securities with a total carrying value of $306.7 million at April 1, 2022. At the time of re-designation, the securities included $25.3 million of pretax unrealized losses in other comprehensive income; which is being amortized over the remaining life of the securities in a manner consistent with the amortization of a premium or discount. As of December 31, 2025, the balance of pretax unrealized losses in other comprehensive income remaining related to these transferred securities was $16.6 million.

As market interest rates or risks associated with an available-for-sale security's issuer continue to change and impact the actual or perceived values of investment securities, the Company may determine that selling these securities and using proceeds to purchase securities that fit with the Company's current risk profile is appropriate and beneficial to the Company.

Losses recognized in 2025 were a result of called securities. Losses recognized in 2024 and 2023 were incurred in order to strategically reposition the investment securities portfolio based on the current rate environment. The securities sold at a loss were acquired when the rate environment was not as volatile. The securities sold were primarily purchased to serve a purpose in the rate environment in which the securities were purchased. The Company addressed risks in the security portfolio by selling these securities and using the proceeds to fund loan growth and enhance on-balance sheet liquidity.

The provision for income taxes includes $12,000, $1,241,000, and $268,000 income tax benefit from the reclassification of unrealized net losses on available-for-sale securities to realized net losses on available-for-sale securities for the years ended December 31, 2025, 2024, and 2023, respectively.

The amortized cost and estimated fair value of available-for-sale and held-to-maturity investment securities at December 31, 2025 and 2024 by contractual maturity are shown in the two tables below (in thousands). Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	December 31, 2025		December 31, 2024	
Available-for-Sale Securities	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ -	$ -	$ -	$ -
After one year through five years	33,826	31,506	15,661	14,056
After five years through ten years	20,068	19,038	33,585	29,670
After ten years	136,497	124,926	144,514	129,972
	190,391	175,470	193,760	173,698
Investment securities not due at a single maturity date:				
U.S. Government agencies	66	63	70	65
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	67,588	64,697	76,732	72,302
Private label mortgage and asset backed securities	250,575	228,669	265,302	230,555
Corporate debt securities	463	511	470	493
	$ 509,083	$ 469,410	$ 536,334	$ 477,113

	December 31, 2025		December 31, 2024	
Held-to-Maturity Securities	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ -	$ -	$ -	$ -
After one year through five years	29,165	28,722	24,535	23,368
After five years through ten years	63,908	60,643	60,369	54,685
After ten years	99,235	89,403	107,252	96,765
	192,308	178,768	192,156	174,818
Investment securities not due at a single maturity date:				
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	11,443	9,811	11,095	8,995
Private label mortgage and asset backed securities	51,397	48,115	53,066	47,433
Corporate debt securities	32,409	30,955	46,198	43,322
	$ 287,557	$ 267,649	$ 302,515	$ 274,568

At December 31, 2025, there were no issuers of private label mortgage securities in which the Company had holdings of securities in amounts greater than 10% of shareholders' equity.

3.   INVESTMENT SECURITIES (Continued)

The following tables summarize the Company's debt securities in an unrealized loss position for which an allowance for credit losses has not been recorded, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

December 31, 2025

Available-for-Sale Securities	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt Securities:						
U.S. Treasury securities	$ -	$ -	$ 9,509	$ (487)	$ 9,509	$ (487)
U.S. Government agencies	-	-	63	(3)	63	(3)
Obligations of states and political subdivisions	1,257	(68)	162,730	(14,371)	163,987	(14,439)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	4,071	(21)	50,458	(2,964)	54,529	(2,985)
Private label residential mortgage and asset backed securities	-	-	221,568	(21,967)	221,568	(21,967)
	$ 5,328	$ (89)	$ 444,328	$ (39,792)	$ 449,656	$ (39,881)

December 31, 2025

Held-to-Maturity Securities	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt Securities:						
Obligations of states and political subdivisions	$ -	$ -	$ 174,224	$ (13,595)	$ 174,224	$ (13,595)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	-	-	9,811	(1,632)	9,811	(1,632)
Private label residential mortgage and asset backed securities	-	-	48,115	(3,282)	48,115	(3,282)
Corporate debt securities	-	-	26,036	(1,513)	26,036	(1,513)
	$ -	$ -	$ 258,186	$ (20,022)	$ 258,186	$ (20,022)

December 31, 2024

Available-for-Sale Securities	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt Securities:						
U.S. Treasury securities	$ -	$ -	$ 9,058	$ (936)	$ 9,058	$ (936)
U.S. Government agencies	-	-	65	(5)	65	(5)
Obligations of states and political subdivisions	1,853	(152)	162,787	(18,974)	164,640	(19,126)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	359	(4)	63,401	(4,434)	63,760	(4,438)
Private label residential mortgage backed securities	-	-	226,070	(34,753)	226,070	(34,753)
	$ 2,212	$ (156)	$ 461,381	$ (59,102)	$ 463,593	$ (59,258)

December 31, 2024

Held-to-Maturity Securities	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt Securities:						
Obligations of states and political subdivisions	$ 110	$ (2)	$ 172,229	$ (17,390)	$ 172,339	$ (17,392)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	-	-	8,995	(2,100)	8,995	(2,100)
Private label residential mortgage and asset backed securities	-	-	47,433	(5,633)	47,433	(5,633)
Corporate debt securities	-	-	43,322	(2,876)	43,322	(2,876)
	$ 110	$ (2)	$ 271,979	$ (27,999)	$ 272,089	$ (28,001)

As of December 31, 2025, the Company had a total of 118 AFS debt securities in a gross unrealized loss position with no credit impairment, consisting of one U.S. Treasury security and U.S. Government agencies, 39 obligations of states and political subdivisions, 29 U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations, and 49 private label mortgage and asset backed securities.

Allowance for Credit Losses on Available-for-Sale Debt Securities
Each reporting period, the Company assesses each AFS debt security that is in an unrealized loss position to determine whether the decline in fair value below the amortized cost basis results from a credit loss or other factors. The Company did not record an ACL on any available for sale securities at December 31, 2025. The Company considers the unrealized losses across the classes of major security-type to be related to fluctuations in market conditions, primarily interest rates, and not reflective of a deterioration in credit value. In addition, as of December 31, 2025, the Company determined that it is not more likely than not that the Company would be required to sell securities.

The gross unrealized losses presented in the preceding tables were primarily attributable to interest rate increases and liquidity and were mainly comprised of the following:

• Obligations of States and Political Subdivisions: The unrealized losses on investments in obligations of states and political subdivisions are caused by increases in required yields by investors in these types of securities. It is expected that the securities would not be settled at a price less than the amortized cost of the investment.

• U.S. Treasury and Government Sponsored Entities and Agencies Collateralized by Residential Mortgage Obligations: The unrealized losses on the Company's investments in U.S. treasuries and government sponsored entities and agencies collateralized by residential mortgage obligations were caused by interest rate changes. The contractual cash flows of those investments are guaranteed or supported by an agency or sponsored entity of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment.

• Private Label Mortgage and Asset Backed Securities: The Company has invested exclusively in AA and AAA tranches of various private label mortgage and asset backed securities. Each purchase is subject to a credit and structure review prior to their purchase. Ratings are reviewed on a quarterly basis in addition to other metrics provided through third-party services. Following review of the financial metrics and ratings, management concluded that the unrealized loss position of the private label mortgage and asset backed securities related exclusively to the fluctuation in market conditions and were not reflective of any credit concerns with the tranches comprising the Company's investments.

No allowance for credit losses have been recognized on AFS debt securities in an unrealized loss position, as management does not believe that any of the securities are impaired due to credit risk factors as of December 31, 2025 and December 31, 2024.

3.   INVESTMENT SECURITIES (Continued)

Allowance for Credit Losses on Held-to-Maturity Debt Securities

The Company separately evaluates its HTM debt securities for any credit losses based on probability of default and loss given default utilizing historical industry data based on investment category, while also considering reasonable and supportable forecasts. The probability of default and loss given default are incorporated into the present value of expected cash flows and compared against amortized cost.

The allowance for credit losses on HTM securities was $440,000 as of December 31, 2025 compared to $1,156,000 as of December 31, 2024. The allowance for credit losses on HTM securities is driven by economic scenarios, estimated probabilities of default and loss given default. Economic scenarios are updated quarterly. The credit to the allowance for loan losses for the year ended December 31, 2025 was due to improvements in the expected probability of default and loss given default for the Company's corporate bonds. The provision for credit losses for the year ended December 31, 2024 was driven solely from the impact of the economic scenarios. There were no changes to the weightings of the economic scenarios.

The following table shows the summary of activities for the allowance for credit losses related to held-to-maturity debt securities for the twelve months ended December 31, 2025 and 2024 (in thousands):

Debt Securities Held-to-Maturity	For the Twelve Months Ended December 31,	
	2025	2024
Beginning ACL balance	$ 1,156	$ 1,051
(Credit) provision to credit losses	(716)	105
Total Ending ACL balance	$ 440	$ 1,156

The Company monitors credit quality of debt securities held-to-maturity through the use of credit ratings. The Company monitors the credit ratings on a quarterly basis. For non-rated investment securities, management receives quarterly performance updates to monitor for any credit concerns. There were no HTM securities on nonaccrual or past due over 89 days and still on accrual. The following table summarizes the amortized cost of debt securities held-to-maturity at the dates indicated, aggregated by credit quality indicator. U.S. Government sponsored agencies are not included in the below tables as credit ratings are not applicable (in thousands).

Debt Securities Held-to-Maturity	December 31, 2025			December 31, 2024		
	AAA/AA/A	BBB	Unrated	AAA/AA/A	BBB/BB/B	Unrated
Obligations of states and political subdivisions	$ 192,308	$ -	$ -	$ 192,156	$ -	$ -
Private label mortgage and asset backed securities	38,666	-	12,731	51,427	-	1,639
Corporate debt securities	-	18,373	14,036	-	30,218	15,990
Total debt securities held-to-maturity	$ 230,974	$ 18,373	$ 26,767	$ 243,583	$ 30,218	$ 17,629

Investment securities with amortized costs totaling $458,405,000 and $476,966,000 and fair values totaling $420,524,000 and $435,571,000 were pledged as collateral for borrowing arrangements, public funds and for other purposes at December 31, 2025 and 2024, respectively.

4.   LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS

The majority of the disclosures in this footnote are prepared at the class level, which is equivalent to the call report or call code classification. The roll forward of the allowance for credit losses is presented at the portfolio segment level. Accrued interest receivable on loans of $11,625,000 and $10,745,000 at December 31, 2025 and December 31, 2024 respectively is not included in the loan tables below and is included in other assets on the Company's balance sheets. Outstanding loans are summarized by class as follows:

Loan Type (Dollars in thousands)	December 31, 2025	December 31, 2024
Commercial:		
Commercial and industrial	$ 156,744	$ 143,422
Agricultural production	34,152	37,323
Total commercial	190,896	180,745
Real estate:		
Construction & other land loans	80,452	67,869
Commercial real estate—owner occupied	368,604	323,188
Commercial real estate—non-owner occupied	992,486	913,165
Farmland	142,100	139,815
Multi-family residential	199,123	133,595
1-4 family—close-ended	111,741	123,445
1-4 family—revolving	39,818	35,421
Total real estate	1,934,324	1,736,498
Consumer:		
Manufactured housing	322,761	322,263
Other installment	92,589	92,839
Total consumer	415,350	415,102
Total loans, net of discount	2,540,570	2,332,345
Net deferred origination costs	287	1,876
Loans, net of deferred origination costs	2,540,857	2,334,221
Allowance for credit losses	(30,071)	(25,803)
Total loans, net	$ 2,510,786	$ 2,308,418

At December 31, 2025 and December 31, 2024, loans originated under Small Business Administration (SBA) programs totaling $21,161,000 and $21,618,000, respectively, were included in the real estate and commercial categories, of which, $16,044,000 or 76% and $16,519,000 or 76%, respectively, are secured by government guarantees.

Allowance for Credit Losses on Loans

The measurement of the allowance for credit losses on collectively evaluated loans is based on modeled expectations of lifetime expected credit losses utilizing national and local peer group historical losses, weighting of economic scenarios, and other relevant factors. The Company incorporates forward-looking information using macroeconomic scenarios, which include variables that are considered key drivers of credit losses within the portfolio. The Company uses a probability-weighted, multiple scenario forecast approach. These scenarios may consist of a base forecast representing the most likely outcome, combined with downside or upside scenarios reflecting possible worsening or improving economic conditions.

When a loan no longer shares similar risk characteristics with other loans, such as in the case of certain nonaccrual loans, the Company estimates the allowance for credit losses on an individual loan basis.

Notes to Consolidated Financial Statements

4.   LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS (Continued)

The following table shows the summary of activities for the allowance for credit losses as of and for the twelve months ended December 31, 2025, 2024, and 2023 by portfolio segment (in thousands):

	Commercial		Commercial Real Estate		1-4 Family Real Estate		Consumer		Total	
Allowance for credit losses:										
Beginning balance, January 1, 2025	$	1,752	$	17,766	$	2,751	$	3,534	$	25,803
Provision (credit) for credit losses (1)		954		2,128		(449)		1,567		4,200
Charge-offs		(169)		-		-		(222)		(391)
Recoveries		210		50		70		129		459
Ending balance, December 31, 2025	$	2,747	$	19,944	$	2,372	$	5,008	$	30,071

(1) Represents credit losses for loans only. The provision for credit losses on the Consolidated Statements of Income of $3,754 includes a $716 credit for held-to-maturity securities and a $270 provision for unfunded loan commitments.

	Commercial		Commercial Real Estate		1-4 Family		Consumer		Total	
Allowance for credit losses:										
Beginning balance, January 1, 2024	$	1,475	$	9,792	$	2,435	$	951	$	14,653
Allowance for loan loss on purchased credit deteriorated loans (PCD)		375		371		2		73		821
Provision for credit losses (1)		515		7,543		242		2,492		10,792
Charge-offs		(677)		-		-		(132)		(809)
Recoveries		64		60		72		150		346
Ending balance, December 31, 2024	$	1,752	$	17,766	$	2,751	$	3,534	$	25,803

(1) Represents credit losses for loans only. The provision for credit losses on the Consolidated Statements of Income of $11,113 includes a $105 provision for held-to-maturity securities and a $216 provision for unfunded loan commitments.

	Commercial		Real Estate		1-4 Family		Consumer		Unallocated		Total	
Allowance for credit losses:												
Beginning balance, January 1, 2023 prior to adoption of ASU 2016-13 (CECL)	$	1,820	$	7,803	$	601	$	284	$	340	$	10,848
Impact of adoption of ASU 2016-13		448		1,693		1,620		489		(340)		3,910
(Credit) provision for credit losses (1)		(766)		296		199		186		-		(85)
Charge-offs		(636)		-		-		(53)		-		(689)
Recoveries		609		-		15		45		-		669
Ending balance, December 31, 2023	$	1,475	$	9,792	$	2,435	$	951	$	-	$	14,653

(1) Represents credit losses for loans only. The provision for credit losses on the Consolidated Statements of Income of $309 includes a $276 provision for held-to-maturity securities and a $118 provision for unfunded loan commitments.

During the twelve month period ended December 31, 2025, the provision for credit losses was primarily driven by loan growth. Additionally, the Company recorded an allowance for individually evaluated loans of $2.8 million during the year ended December 31, 2025 compared to $0 as of December 31, 2024. As of April 1, 2024, the Company recorded a provision for loan losses for non PCD loans of $10,877,000 and an allowance for credit losses for PCD loans $821,000 for the loan portfolio with a fair value of $920 million. During 2024, the Company adjusted the weightings utilized for the most likely, downside, or upside economic scenarios by adding a fourth scenario. The fourth economic scenario added was a downside scenario that projected less severe economic effects as compared to the existing downside scenario used in the reserve calculation. The more moderate downside scenario was added in recognition of the risk of a broader economic downturn in the economy occurring in the next twelve months not as severe as the previous downside scenario. Management believes that the addition of the fourth scenario provides a balanced range for expected credit losses. The Company updated its peer group during the second quarter of 2024, adding peer banks within the central coast of California and also larger peer banks due to the Company's expanded footprint and increased asset size. During 2025, the Company continued to utilize four economic scenarios: most likely, severe downside, moderate downside, and upside. As of December 31, 2025, the Company shifted the weightings for the severe downside and moderate downside to be less weighted to the severe downside, but kept the weightings for base and upside consistent with December 31, 2024. Management believes that the allowance for credit losses at December 31, 2025 appropriately reflected expected credit losses in the loan portfolio at that date.

Notes to Consolidated Financial Statements

4.   LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS (Continued)

The following tables present the composition of nonaccrual loans as of December 31, 2025 and December 31, 2024 (in thousands).

| | December 31, 2025 | | |
	With an ACL	Without an ACL	Total Nonaccrual
Commercial and industrial	$ 1,533	$ -	$ 1,533
Commercial real estate—owner occupied	-	101	101
Commercial real estate—non-owner occupied	-	530	530
Farmland	-	1,525	1,525
1-4 family real estate	-	1,697	1,697
Manufactured housing	809	676	1,485
Other installment	64	20	84
Total	$ 2,406	$ 4,549	$ 6,955

| | December 31, 2024 | | |
	With an ACL	Without an ACL	Total Nonaccrual
Commercial real estate—owner occupied	$ -	$ 120	$ 120
Commercial real estate—non-owner occupied	-	378	378
Farmland	-	2,398	2,398
1-4 family real estate	-	2,335	2,335
Consumer	-	15	15
Manufactured housing	-	1,215	1,215
Total	$ -	$ 6,461	$ 6,461

The following tables present the amortized cost basis of collateral dependent loans by class of loans and by collateral type as of the dates indicated as of December 31, 2025 and December 31, 2024 (in thousands).

| | December 31, 2025 | | | |
	Manufactured Homes	Real Estate	Machinery & Equipment	Total
Commercial and industrial	$ -	$ -	$ 1,533	$ 1,533
Commercial real estate—owner occupied	-	101	-	101
Commercial real estate—non-owner occupied	-	13,394	530	13,924
Farmland	-	1,525	-	1,525
1-4 family real estate	-	1,697	-	1,697
Manufactured housing	1,485	-	-	1,485
Other installment	-	-	84	84
Total	$ 1,485	$ 16,717	$ 2,147	$ 20,349

| | December 31, 2024 | | | |
	Manufactured Homes	Real Estate	Machinery & Equipment	Total
Commercial and industrial	$ -	$ -	$ -	$ -
Commercial real estate—owner occupied	-	120	-	120
Commercial real estate—non-owner occupied	-	-	378	378
Farmland	-	2,398	-	2,398
1-4 family real estate	-	2,335	-	2,335
Manufactured housing	1,215	-	-	1,215
Total	$ 1,215	$ 4,853	$ 378	$ 6,446

4.   LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS (Continued)

Purchased loans and leases that reflect a more-than-insignificant deterioration of credit quality from origination are considered PCD. At the time of acquisition, the initial estimate of expected losses is recognized in the ACL. The following table provides a summary of loans and leases purchased as part of the acquisition with credit deterioration at the time of acquisition of April 1, 2024 (in thousands):

	April 1, 2024			
	Par Value of Loans Acquired	Allowance for Credit Losses at Acquisition	Non-Credit Discount at Acquisition	Purchase Price of Loans at Acquisition
Commercial	$ 7,360	$ (375)	$ (416)	$ 6,569
Commercial real estate	20,622	(359)	(1,037)	19,226
Farmland	1,617	(12)	(56)	1,549
1-4 family real estate	572	(2)	(24)	546
Manufacturing housing	947	(73)	(11)	863
Total	$ 31,118	$ (821)	$ (1,544)	$ 28,753

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS (Continued)

The following table shows the loan portfolio by class, net of deferred costs, allocated by management's internal risk ratings for the period indicated (in thousands):

	Term Loans Amortized Cost Basis by Origination Year As of December 31, 2025						Revolving Loans	Revolving Converted to Term	Total
	2025	2024	2023	2022	2021	Prior			
Commercial and industrial									
Pass/Watch	$ 22,082	$ 23,892	$ 8,368	$ 13,847	$ 12,978	$ 8,523	$ 56,992	$ -	$ 146,682
Special mention	715	-	66	678	-	-	-	-	1,459
Substandard	100	23	-	1,510	159	7,086	-	-	8,878
Total	$ 22,897	$ 23,915	$ 8,434	$ 16,035	$ 13,137	$ 15,609	$ 56,992	$ -	$ 157,019
Current period gross write-offs	$ 169	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 169
Agricultural production									
Pass/Watch	$ 1,637	$ 1,044	$ 43	$ -	$ 5	$ 120	$ 29,372	$ 189	$ 32,410
Special mention	-	-	-	-	-	-	1,775	1,775	
Substandard	-	-	-	-	-	-	-	-	
Total	$ 1,637	$ 1,044	$ 43	$ -	$ 5	$ 120	$ 31,147	$ 189	$ 34,185
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Construction & other land loans									
Pass/Watch	$ 22,329	$ 39,870	$ 6,610	$ 3,812	$ 5,267	$ 1,424	$ 370	$ -	$ 79,682
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	82	-	-	82
Total	$ 22,329	$ 39,870	$ 6,610	$ 3,812	$ 5,267	$ 1,506	$ 370	$ -	$ 79,764
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial real estate—owner occupied									
Pass/Watch	$ 61,648	$ 47,277	$ 26,339	$ 46,297	$ 41,591	$ 131,861	$ 8,258	$ -	$ 363,271
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	1,733	-	-	3,003	-	-	4,736
Total	$ 61,648	$ 47,277	$ 28,072	$ 46,297	$ 41,591	$ 134,864	$ 8,258	$ -	$ 368,007
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial real estate—non-owner occupied									
Pass/Watch	$ 135,558	$ 74,414	$ 98,549	$ 175,212	$ 116,070	$ 305,565	$ 27,275	$ -	$ 932,643
Special mention	-	20,217	-	4,211	615	3,746	350	-	29,139
Substandard	-	-	-	5,965	-	21,070	2,128	-	29,163
Total	$ 135,558	$ 94,631	$ 98,549	$ 185,388	$ 116,685	$ 330,381	$ 29,753	$ -	$ 990,945
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Farmland									
Pass/Watch	$ 5,516	$ 4,569	$ 4,345	$ 16,049	$ 10,888	$ 61,865	$ 8,978	$ 1,500	$ 113,710
Special mention	1,800	-	399	-	-	3,983	-	-	6,182
Substandard	-	-	3,824	9,808	-	5,918	2,574	-	22,124
Total	$ 7,316	$ 4,569	$ 8,568	$ 25,857	$ 10,888	$ 71,766	$ 11,552	$ 1,500	$ 142,016
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Multi-family residential									
Pass/Watch	$ 27,289	$ 12,287	$ 21,926	$ 30,928	$ 45,465	$ 28,376	$ 9,624	$ -	$ 175,895
Special mention	-	-	15,600	-	-	-	-	-	15,600
Substandard	-	-	-	-	-	7,283	-	-	7,283
Total	$ 27,289	$ 12,287	$ 37,526	$ 30,928	$ 45,465	$ 35,659	$ 9,624	$ -	$ 198,778
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
1-4 family—close-ended									
Pass/Watch	$ 5,628	$ 2,020	$ 4,306	$ 55,888	$ 10,199	$ 19,882	$ 11,073	$ 230	$ 109,226
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	64	-	1,931	-	535	-	-	2,530
Total	$ 5,628	$ 2,084	$ 4,306	$ 57,819	$ 10,199	$ 20,417	$ 11,073	$ 230	$ 111,756
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
1-4 family—revolving									
Pass/Watch	$ -	$ -	$ -	$ -	$ -	$ -	$ 34,783	$ 5,231	$ 40,014
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	37	37
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ 34,783	$ 5,268	$ 40,051
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Manufactured housing									
Pass/Watch	$ 37,751	$ 42,557	$ 36,972	$ 41,922	$ 33,714	$ 126,298	$ -	$ -	$ 319,214
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	117	369	2	690	2,216	-	-	3,394
Total	$ 37,751	$ 42,674	$ 37,341	$ 41,924	$ 34,404	$ 128,514	$ -	$ -	$ 322,608
Current period gross write-offs	$ 17	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 17
Other installment									
Pass/Watch	$ 32,798	$ 34,074	$ 15,061	$ 3,793	$ 3,419	$ 5,549	$ 465	$ -	$ 95,159
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	28	365	93	83	-	-	569
Total	$ 32,798	$ 34,074	$ 15,089	$ 4,158	$ 3,512	$ 5,632	$ 465	$ -	$ 95,728
Current period gross write-offs	$ 205	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 205
Total loans outstanding (risk rating):									
Pass/Watch	$ 352,236	$ 282,004	$ 222,519	$ 387,748	$ 279,596	$ 689,463	$ 187,190	$ 7,150	$ 2,407,906
Special mention	2,515	20,217	16,065	4,889	615	7,729	2,125	-	54,155
Substandard	100	204	5,954	19,581	942	47,276	4,702	37	78,796
Grand Total	$ 354,851	$ 302,425	$ 244,538	$ 412,218	$ 281,153	$ 744,468	$ 194,017	$ 7,187	$ 2,540,857
Current period total gross write-offs	$ 391	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 391

Notes to Consolidated Financial Statements

4. **LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS** (Continued)

	Term Loans Amortized Cost Basis by Origination Year As of December 31, 2024						Revolving Loans	Revolving Converted to Term	Total
	2024	2023	2022	2021	2020	Prior			
Commercial and industrial									
Pass/Watch	$ 29,768	$ 13,064	$ 16,231	$ 14,639	$ 4,518	$ 9,457	$ 44,199	$ 1,022	$ 132,898
Special mention	-	-	-	1,498	-	-	-	-	1,498
Substandard	29	-	1,545	-	-	1,106	6,700	-	9,380
Total	$ 29,797	$ 13,064	$ 17,776	$ 16,137	$ 4,518	$ 10,563	$ 50,899	$ 1,022	$ 143,776
Current period gross write-offs	$ 120	$ -	$ 5	$ -	$ -	$ 45	$ -	$ -	$ 170
Agricultural production									
Pass/Watch	$ 5,152	$ 284	$ -	$ 9	$ -	$ 300	$ 31,620	$ -	$ 37,365
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ 5,152	$ 284	$ -	$ 9	$ -	$ 300	$ 31,620	$ -	$ 37,365
Current period gross write-offs	$ -	$ -	$ 507	$ -	$ -	$ -	$ -	$ -	$ 507
Construction & other land loans									
Pass/Watch	$ 12,413	$ 20,137	$ 19,290	$ 14,166	$ 701	$ 733	$ 100	$ -	$ 67,540
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ 12,413	$ 20,137	$ 19,290	$ 14,166	$ 701	$ 733	$ 100	$ -	$ 67,540
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial real estate—owner occupied									
Pass/Watch	$ 48,191	$ 23,314	$ 45,741	$ 43,354	$ 31,354	$ 117,466	$ 7,086	$ -	$ 316,506
Special mention	-	-	-	-	158	2,958	-	-	3,116
Substandard	-	1,765	-	-	946	584	-	-	3,295
Total	$ 48,191	$ 25,079	$ 45,741	$ 43,354	$ 32,458	$ 121,008	$ 7,086	$ -	$ 322,917
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial real estate—non-owner occupied									
Pass/Watch	$ 95,131	$ 115,292	$ 188,516	$ 118,773	$ 74,762	$ 261,586	$ 33,453	$ 1,250	$ 888,763
Special mention	-	-	590	633	-	6,356	-	-	7,579
Substandard	-	-	-	-	-	15,846	-	-	15,846
Total	$ 95,131	$ 115,292	$ 189,106	$ 119,406	$ 74,762	$ 283,788	$ 33,453	$ 1,250	$ 912,188
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Farmland									
Pass/Watch	$ 7,691	$ 4,945	$ 21,383	$ 12,288	$ 29,379	$ 42,815	$ 5,731	$ -	$ 124,232
Special mention	-	4,025	-	-	-	-	1,166	-	5,191
Substandard	-	-	3,312	-	2,029	4,962	-	-	10,303
Total	$ 7,691	$ 8,970	$ 24,695	$ 12,288	$ 31,408	$ 47,777	$ 6,897	$ -	$ 139,726
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Multi-family residential									
Pass/Watch	$ 12,844	$ 2,950	$ 31,070	$ 45,835	$ 13,591	$ 25,555	$ 1,671	$ -	$ 133,516
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ 12,844	$ 2,950	$ 31,070	$ 45,835	$ 13,591	$ 25,555	$ 1,671	$ -	$ 133,516
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
1-4 family—close-ended									
Pass/Watch	$ 2,501	$ 5,405	$ 63,350	$ 13,581	$ 6,993	$ 24,830	$ 3,975	$ -	$ 120,635
Special mention	-	-	-	-	-	-	-	-	-
Substandard	78	-	2,257	-	-	551	-	-	2,886
Total	$ 2,579	$ 5,405	$ 65,607	$ 13,581	$ 6,993	$ 25,381	$ 3,975	$ -	$ 123,521
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
1-4 family—revolving									
Pass/Watch	$ -	$ -	$ -	$ -	$ -	$ -	$ 29,718	$ 5,808	$ 35,526
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	116	116
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ 29,718	$ 5,924	$ 35,642
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Manufactured housing									
Pass/Watch	$ 47,839	$ 43,468	$ 46,608	$ 39,299	$ 37,551	$ 105,216	$ -	$ -	$ 319,981
Special mention	-	-	-	-	-	-	-	-	$ -
Substandard	-	-	318	464	481	1,015	-	-	$ 2,278
Total	$ 47,839	$ 43,468	$ 46,926	$ 39,763	$ 38,032	$ 106,231	$ -	$ -	$ 322,259
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other installment									
Pass/Watch	$ 53,869	$ 22,700	$ 6,254	$ 4,987	$ 1,371	$ 5,740	$ 660	$ -	$ 95,581
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	15	62	37	63	13	-	-	190
Total	$ 53,869	$ 22,715	$ 6,316	$ 5,024	$ 1,434	$ 5,753	$ 660	$ -	$ 95,771
Current period gross write-offs	$ 58	$ 10	$ 50	$ -	$ -	$ 13	$ 1	$ -	$ 132
Total loans outstanding (risk rating):									
Pass/Watch	$ 315,399	$ 251,559	$ 438,443	$ 306,931	$ 200,220	$ 593,698	$ 158,213	$ 8,080	$ 2,272,543
Special mention	-	4,025	590	2,131	158	9,314	1,166	-	17,384
Substandard	107	1,780	7,494	501	3,519	24,077	6,700	116	44,294
Grand Total	**$ 315,506**	**$ 257,364**	**$ 446,527**	**$ 309,563**	**$ 203,897**	**$ 627,089**	**$ 166,079**	**$ 8,196**	**$ 2,334,221**
Current period total gross write-offs	$ 178	$ 10	$ 562	$ -	$ -	$ 58	$ 1	$ -	$ 809

Notes to Consolidated Financial Statements

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES ON LOANS (Continued)

The following table shows an aging analysis of the loan portfolio by class at December 31, 2025 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Current	Total Loans	Loans Past Due > 89 Days, Still Accruing	Non-accrual
Commercial:								
Commercial and industrial	$ 551	$ 64	$ 1,510	$ 2,125	$ 154,619	$ 156,744	$ -	$ 1,533
Agricultural production	-	-	-	-	34,152	34,152	-	-
Real estate:								
Construction & other land loans	-	-	-	-	80,452	80,452	-	-
Commercial real estate—owner occupied	239	-	-	239	368,365	368,604	-	101
Commercial real estate—non-owner occupied	13,389	-	530	13,919	978,567	992,486	-	530
Farmland	-	-	1,525	1,525	140,575	142,100	-	1,525
Multi-family residential	-	-	-	-	199,123	199,123	-	-
1-4 family—close-ended	1,552	772	1,184	3,508	108,233	111,741	-	1,697
1-4 family—revolving	569	-	-	569	39,249	39,818	-	-
Consumer:								
Manufactured housing	723	345	-	1,068	321,693	322,761	-	1,485
Other installment	162	93	-	255	92,334	92,589	-	84
Deferred costs	-	-	-	-	287	287	-	-
Total	$ 17,185	$ 1,274	$ 4,749	$ 23,208	$ 2,517,649	$ 2,540,857	$ -	$ 6,955

The following table shows an aging analysis of the loan portfolio by class at December 31, 2024 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Current	Total Loans	Loans Past Due > 89 Days, Still Accruing	Non-accrual
Commercial:								
Commercial and industrial	$ 272	$ -	$ -	$ 272	$ 143,150	$ 143,422	$ -	$ -
Agricultural production	-	-	-	-	37,323	37,323	-	-
Real estate:								
Construction & other land loans	-	-	-	-	67,869	67,869	-	-
Commercial real estate—owner occupied	242	-	-	242	322,946	323,188	-	120
Commercial real estate—non-owner occupied	-	-	378	378	912,787	913,165	-	378
Farmland	164	-	2,398	2,562	137,253	139,815	-	2,398
Multi-family residential	-	-	-	-	133,595	133,595	-	-
1-4 family—close-ended	2,071	1,909	78	4,058	119,387	123,445	-	2,335
1-4 family—revolving	648	-	-	648	34,773	35,421	-	-
Consumer:								
Manufactured housing	535	-	460	995	321,268	322,263	-	1,215
Other installment	656	27	-	683	92,156	92,839	-	15
Deferred costs	-	-	-	-	1,876	1,876	-	-
Total	$ 4,588	$ 1,936	$ 3,314	$ 9,838	$ 2,324,383	$ 2,334,221	$ -	$ 6,461

Foregone interest on nonaccrual loans totaled $400,000, $234,000 and $0 for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively. Interest income recognized on non-accrual loans for the years ended December 31, 2025, December 31, 2024, and December 31, 2023 was $45,000, $22,000, and $0, respectively.

Occasionally, the Company modifies loans to borrowers in financial distress by providing reductions of the stated interest rate of the loan or an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk. There were no loan modifications granted to borrowers experiencing financial difficulty during the years ended December 31, 2025 or 2024.

Notes to Consolidated Financial Statements

5. BANK PREMISES AND EQUIPMENT

Bank premises and equipment consisted of the following (in thousands):

	December 31,	
	2025	2024
Land	$ 3,552	$ 3,552
Buildings and improvements	8,102	7,187
Furniture, fixtures and equipment	29,191	17,710
Leasehold improvements	19,650	15,520
	60,495	43,969
Less accumulated depreciation and amortization	(36,950)	(19,500)
	$ 23,545	$ 24,469

Depreciation and amortization included in occupancy and equipment expense totaled $3,279,000, $2,206,000 and $891,000 for the years ended December 31, 2025, 2024, and 2023, respectively.

6. GOODWILL AND INTANGIBLE ASSETS

Total goodwill at December 31, 2025 and 2024 was $96,828,000. Total goodwill at December 31, 2025 consisted of $43,051,000, $13,466,000, $10,394,000, $6,340,000, $14,643,000, and $8,934,000 representing the excess of the fair value of the consideration transferred in connection with the acquisitions of Community West Bancshares, Folsom Lake Bank, Sierra Vista Bank, Visalia Community Bank, Service 1st Bancorp, and Bank of Madera County, respectively, over the fair value of the net assets acquired and liabilities assumed as of each acquisition date accounted for under the acquisition method of accounting.

Intangible assets represent the estimated fair value of the core deposit relationships acquired in the 2024 acquisition of Community West Bancshares less accumulated amortization. Upon acquisition, the core deposit intangible asset of Community West Bancshares was recorded as $10,019,000.

The following table summarizes the changes in the Company's goodwill and core deposit intangible assets for the twelve months ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,			
	2025		2024	
	Goodwill	Core Deposit Intangibles	Goodwill	Core Deposit Intangibles
Beginning Balance	$ 96,828	$ 9,268	$ 53,777	$ -
Additions	-	-	43,051	10,019
Amortizations	-	(1,002)	-	(751)
Ending Balance	**$ 96,828**	**$ 8,266**	**$ 96,828**	**$ 9,268**

The following table presents the estimated amortization expense for core deposit intangible assets remaining at December 31, 2025 (in thousands):

	Estimated Amortization
2026	$ 1,002
2027	1,002
2028	1,002
2029	1,002
2030	1,002
Thereafter	3,256
Total	$ 8,266

7. DEPOSITS

Interest-bearing deposits consisted of the following (in thousands):

	December 31,	
	2025	2024
Savings	$ 171,977	$ 172,976
Money market	858,354	843,145
NOW accounts	502,727	470,548
Time, $250,000 or more	62,457	53,364
Time, under $250,000	440,994	389,920
	$ 2,036,509	$ 1,929,953

Included in time deposits, under $250,000, were brokered time deposits of $398,298,000 and $329,761,000 as of December 31, 2025 and December 31, 2024, respectively.

As of December 31, 2025 and December 31, 2024, uninsured deposits totaled $1,185,000,000 and $1,029,929,000, respectively.

Aggregate annual maturities of time deposits are as follows (in thousands):

Years Ending December 31,	
2026	$ 479,651
2027	21,782
2028	1,292
2029	502
2030	224
Thereafter	-
	$ 503,451

Interest expense recognized on interest-bearing deposits consisted of the following (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Savings	$ 609	$ 603	$ 245
Money market	20,048	20,284	8,910
NOW accounts	3,899	861	366
Time certificates of deposit	18,075	18,918	6,006
	$ 42,631	$ 40,666	$ 15,527

8. BORROWING ARRANGEMENTS

<u>Federal Home Loan Bank Advances</u> - As of December 31, 2025, the Company had an overnight borrowing advance for $73,000,000 outstanding with an interest rate of 4.02%. At December 31, 2024, the Company had an overnight borrowing advance with the FHLB for $35,000,000 with an interest rate of 5.70%. The Company had a short-term advance of $45,000,000 outstanding as of December 31, 2024, in addition to two long-term advances outstanding totaling $90,000,000 with a weighted average interest rate of 0.86%.

Approximately $1.2 billion in loans were pledged under a blanket lien as collateral to the FHLB for the Company's remaining borrowing capacity of $709.4 million as of December 31, 2025. Within the total borrowing capacity, FHLB advances are also secured by investment securities with a borrowing capacity totaling $156.7 million and $153.1 million and market values, as assigned by FHLB, totaling $198.4 million and $193.4 million at December 31, 2025 and December 31, 2024, respectively. The Company's credit limit varies according to the amount and composition of the investment and loan portfolios pledged as collateral.

<u>Lines of Credit</u> - The Company had unsecured lines of credit with its correspondent banks which, in the aggregate, amounted to $110 million at December 31, 2025

Notes to Consolidated Financial Statements

8.   BORROWING ARRANGEMENTS (Continued)

and 2024, respectively, at interest rates which vary with market conditions. As of December 31, 2025 and 2024, the Company had no advances with correspondent banks.

Federal Reserve Bank (FRB) Line of Credit - The Company has a line of credit in the amount of $3,411,000 and $3,669,000 with the Federal Reserve Bank of San Francisco (FRB) at December 31, 2025 and 2024, respectively, which bears interest at the prevailing discount rate and is collateralized by investment securities with amortized costs totaling $3,910,000 and $4,406,000 and market values totaling $3,536,000 and $3,828,000, respectively.

The following table reflects the Company's credit lines, balances outstanding, and pledged collateral at December 31, 2025 and December 31, 2024:

Credit Lines (In thousands)	December 31, 2025	December 31, 2024
Unsecured Credit Lines		
Credit limit	$ 110,000	$ 110,000
Balance outstanding	$ -	$ -
Federal Home Loan Bank		
Credit limit	$ 809,391	$ 738,556
Balance outstanding, net of discount	$ 73,000	$ 133,442
Collateral pledged	$ 1,446,828	$ 1,236,732
Fair value of collateral	$ 1,230,691	$ 1,083,041
Federal Reserve Bank		
Credit limit	$ 3,411	$ 3,669
Balance outstanding	$ -	$ -
Collateral pledged	$ 3,910	$ 4,406
Fair value of collateral	$ 3,536	$ 3,828

9.   LEASES

Leases - The Bank leases certain of its branch facilities and administrative offices under noncancelable operating leases with terms extending through 2033. Leases with an initial term of twelve months or less are not recorded on the balance sheet. Operating lease cost is comprised of lease expense recognized on a straight-line basis, the amortization of the right-of-use asset and the implicit interest accreted on the operating lease liability. Operating lease cost is included in occupancy and equipment expense on our consolidated statements of income. We evaluate the lease term by assuming the exercise of options to extend that are reasonably assured and those option periods covered by an option to terminate the lease, if deemed not reasonably certain to be exercised. The lease term is used to determine the straight-line expense and limits the depreciable life of any related leasehold improvements. Certain leases require us to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. These expenses are classified in occupancy and equipment expense on our consolidated statements of income, consistent with similar costs for owned locations, but is not included in operating lease cost below. We calculate the lease liability using a discount rate that represents our incremental borrowing rate at the lease commencement date.

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2025 are as follows (in thousands):

Years Ending December 31,	
2026	$ 3,741
2027	2,992
2028	1,772
2029	1,244
2030	970
Thereafter	1,978
Total lease payments	12,697
Less: imputed interest	(1,088)
Present value of operating lease liabilities	$ 11,609

The table below summarizes the total lease cost for the period ending:

(Dollars in thousands)	December 31, 2025	December 31, 2024	December 31, 2023
Operating lease cost	$ 3,846	$ 2,992	$ 2,375
Short-term lease cost	-	-	-
Variable lease cost	70	94	347
Total lease cost	$ 3,916	$ 3,086	$ 2,722

The table below summarizes other information related to our operating leases:

	December 31, 2025	December 31, 2024
Weighted average remaining lease term, in years	4.77	4.73
Weighted average discount rate	2.69%	2.20%

The table below shows operating lease right of use assets and operating lease liabilities as of:

(Dollars in thousands)	December 31, 2025	December 31, 2024
Operating lease right-of-use assets	$ 10,405	$ 9,509
Operating lease liabilities	$ 11,609	$ 10,315

The right-of-use-assets and lease liabilities are included with other assets and other liabilities on the consolidated balance sheets, respectively.

10. INCOME TAXES

The provision for income taxes for the years ended December 31, 2025, 2024, and 2023 consisted of the following (in thousands):

	Federal	State	Total
2025			
Current	$ 7,374	$ 4,527	$ 11,901
Deferred	1,737	722	2,459
Provision for income taxes	$ 9,111	$ 5,249	$ 14,360
2024			
Current	$ 2,706	$ 1,493	$ 4,199
Deferred	(463)	(404)	(867)
Provision for income taxes	$ 2,243	$ 1,089	$ 3,332
2023			
Current	$ 4,692	$ 3,502	$ 8,194
Deferred	176	(66)	110
Provision for income taxes	$ 4,868	$ 3,436	$ 8,304

Deferred tax assets (liabilities) consisted of the following (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Unrealized loss on available-for-sale investment securities	$ 16,631	$ 23,132
Allowance for credit losses	8,890	7,970
Purchase accounting fair value adjustment	8,866	11,218
Deferred compensation	3,693	4,081
Operating lease liabilities	3,382	3,049
Net operating loss carryovers	2,075	3,175
Other deferred tax assets	1,018	848
State taxes	945	253
Mark-to-market adjustment	318	411
Loan and investment impairment	113	133
Partnership income	72	128
Other-than-temporary impairment	29	30
Low income housing tax credit carry-forward	-	942
Total deferred tax assets	46,032	55,370
Deferred tax liabilities:		
Operating lease right-of-use assets	(3,032)	(2,811)
Core deposit intangible	(2,408)	(2,814)
Loan origination costs	(1,349)	(1,643)
Bank premises and equipment	(1,119)	(920)
Finance leases	(474)	(570)
FHLB stock	(189)	(191)
Total deferred tax liabilities	(8,571)	(8,949)
Net deferred tax assets	$ 37,461	$ 46,421

The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is more likely than not that all or a portion of the deferred tax asset will not be realized. More likely than not is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of the evidence, a valuation allowance is needed. Thus, management concludes no valuation allowance is necessary against deferred tax assets as of December 31, 2025 and 2024.

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rates to operating income before income taxes. The significant items comprising these differences for the years ended December 31, 2025, 2024, and 2023 consisted of the following (amounts in thousands):

	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
Federal income tax, at statutory rate	$ 11,031	21.0%	$ 2,310	21.0%	$ 7,106	21.0%
State taxes, net of federal tax benefit (1)	4,147	7.9%	860	7.8%	2,714	8.0%
Tax credits:						
Low income housing tax credits	(1,912)	(3.6)%	(1,720)	(15.6)%	(847)	(2.5)%
Other tax credits	-	-%	-	-%	-	-%
Nontaxable or nondeductible items:						
Tax exempt investment security income, net	(461)	(0.9)%	(438)	(4.0)%	(1,176)	(3.5)%
Bank owned life insurance, net	(322)	(0.6)%	(272)	(2.4)%	(214)	(0.6)%
Compensation—stock compensation	(48)	(0.1)%	(72)	(0.6)%	(13)	-%
Nondeductible employee compensation	-	-%	113	1.0%	-	-%
Nondeductible acquisition-related expense	-	-%	416	3.8%	-	-%
Other nontaxable or nondeductible items	239	0.4%	194	1.7%	(64)	(0.2)%
Other Adjustments:						
Amortization—low income housing tax credit investments	1,899	3.6%	1,976	17.9%	1,055	3.1%
Other tax benefits—low income housing tax credit investments	(399)	(0.8)%	(496)	(4.5)%	(257)	(0.8)%
Other	186	0.4%	461	4.2%	-	-%
Total provision for income taxes	$ 14,360	27.3%	$ 3,332	30.3%	$ 8,304	24.5%

(1) State taxes in California accounted for the majority of the tax effect within this category.

As of December 31, 2025, the Company had federal and California net operating loss ("NOL") carry-forwards of $4,703,000 and $13,366,000, respectively. These NOLs were acquired through business combinations and are subject to Section 382 of the Internal Revenue Code of 1986, as amended ("IRC 382"). The federal and California NOLs begin to expire at various dates between 2033 and 2044, if not used. While they are subject to IRC 382, management has determined that all of the NOLs are more than likely than not to be utilized before they expire.

The Company and its subsidiary file income tax returns in the U.S. federal and California jurisdictions. The Company conducts all of its business activities in the State of California. There are no pending U.S. federal or state income tax examinations by those taxing authorities. The Company is no longer subject to the examination by U.S. federal taxing authorities for the years ended before December 31, 2022 and by the state taxing authorities for the years ended before December 31, 2021.

The Company's investments, net of amortization, in low income housing tax credit funds were $16,731,000 and $18,630,000 as of December 31, 2025 and 2024. The Company had gross commitments of $24,526,000 and $24,526,000 at December 31, 2025 and 2024, respectively of which $6,453,000 and $9,289,000 were unfunded as of December 31, 2025 and 2024, respectively. These investments are included in other assets on the consolidated balance sheets and the unfunded commitments are included in other liabilities. The Company recognized tax credits and other income tax benefits of $2,311,000 and $2,216,000 for the year ended December 2025 and 2024, respectively. Amortization of the investments recorded for the same periods were $1,899,000 and $1,976,000, respectively.

As of December 31, 2025, the Company has no unrecognized tax benefits and does not expect any material changes in the next 12 months.

During the years ended December 31, 2025 and 2024, the Company recorded no interest or penalties related to uncertain tax positions.

Notes to Consolidated Financial Statements

10. INCOME TAXES (Continued)

The following table presents the income taxes paid, net of refunds, for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023
Federal	$ 4,000	$ 1,400	$ 4,400
State and local:			
California	4,000	1,170	3,300
Other	5	2	-
Total state and local	4,005	1,172	3,300
Total income taxes paid, net of refunds	$ 8,005	$ 2,572	$ 7,700

11. SENIOR DEBT AND SUBORDINATED DEBENTURES

The following table summarizes the Company's subordinated debentures:

(Dollars in thousands)	December 31, 2025	December 31, 2024
Fixed—floating rate subordinated debentures, due 2031	$ 35,000	$ 35,000
Unamortized debt issuance costs	(121)	(266)
Floating rate senior debt bank loan, due 2032	29,492	30,000
Junior subordinated deferrable interest debentures, due October 2036	5,155	5,155
Total subordinated debentures	$ 69,526	$ 69,889

Subordinated Debentures

On November 12, 2021, the Company completed a private placement of $35.0 million aggregate principal amount of its fixed-to-floating rate subordinated notes ("Subordinated Debt") due December 1, 2031. The Subordinated Debt initially bears a fixed interest rate of 3.13% per year. Commencing on December 1, 2026, the interest rate on the Subordinated Debt will reset each quarter at a floating interest rate equal to the then-current three month term SOFR plus 210 basis points. The Company may at its option redeem in whole or in part the Subordinated Debt on or after November 12, 2026 without a premium. The Subordinated Debt is treated as Tier 2 Capital for regulatory purposes.

Interest expense recognized by the Company for the Subordinated Debentures for the years ended December 31, 2025, 2024, and 2023 was $1,239,000, $1,239,000, and $1,239,000, respectively.

Senior Debt

On September 15, 2022, the Company entered into a $30.0 million loan agreement with Bell Bank. Initially, payments of interest only are payable in 12 quarterly payments commencing December 31, 2022. Commencing December 31, 2025, 27 equal quarterly principal and interest payments are payable based on the outstanding balance of the loan on August 30, 2025 and an amortization of 48 quarters. A final payment of outstanding principal and accrued interest is due at maturity on September 30, 2032. Variable interest is payable at the Prime Rate (published by the Wall Street Journal) less 50 basis points. The loan is secured by the assets of the Company and a pledge of the outstanding common stock of Community West Bank, the Company's banking subsidiary. The Company may prepay the loan without penalty with one exception. If the loan is prepaid prior to August 30, 2025 with funds received from a financing source other than Bell Bank, the Company will incur a 2% prepayment penalty. The loan contains customary representations, covenants, and events of default.

Interest expense recognized by the Company for the Senior Debt for the years ended December 31, 2025, 2024, and 2023 was $2,035,000, $2,059,000, and $2,053,000, respectively.

Junior Subordinated Debentures

Service 1st Capital Trust I is a Delaware business trust formed by Service 1st. The Company succeeded to all of the rights and obligations of Service 1st in connection with the merger with Service 1st as of November 12, 2008. The Trust was formed on August 17, 2006 for the sole purpose of issuing trust preferred securities fully and unconditionally guaranteed by Service 1st. Under applicable regulatory guidance, the amount of trust preferred securities that is eligible as Tier 1 capital is limited to 25% of the Company's Tier 1 capital on a pro forma basis. At December 31, 2025, all of the trust preferred securities that have been issued qualify as Tier 1 capital. The trust preferred securities mature on October 7, 2036, are redeemable at the Company's option, and require quarterly distributions by the Trust to the holder of the trust preferred securities at a variable interest rate which will adjust quarterly to equal the three month SOFR plus 1.60%.

The Trust used the proceeds from the sale of the trust preferred securities to purchase approximately $5,155,000 in aggregate principal amount of Service 1st's junior subordinated notes (the Notes). The Notes bear interest at the same variable interest rate during the same quarterly periods as the trust preferred securities. The Notes are redeemable by the Company on any January 7, April 7, July 7, or October 7 or at any time within 90 days following the occurrence of certain events, such as: (i) a change in the regulatory capital treatment of the Notes (ii) in the event the Trust is deemed an investment company or (iii) upon the occurrence of certain adverse tax events. In each such case, the Company may redeem the Notes for their aggregate principal amount, plus any accrued but unpaid interest.

The Notes may be declared immediately due and payable at the election of the trustee or holders of 25% of the aggregate principal amount of outstanding Notes in the event that the Company defaults in the payment of any interest following the nonpayment of any such interest for 20 or more consecutive quarterly periods.

Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security. For each January 7, April 7, July 7 or October 7 of each year, the rate will be adjusted to equal the three month SOFR plus 1.60%. As of December 31, 2025, the rate was 5.77%. Interest expense recognized by the Company for the years ended December 31, 2025, 2024, and 2023 was $317,000, $367,000 and $360,000, respectively.

12. COMMITMENTS AND CONTINGENCIES

Correspondent Banking Agreements - The Company maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. Uninsured deposits with correspondent banks totaled $18,157,000 and $14,263,000 at December 31, 2025 and 2024, respectively.

Financial Instruments With Off-Balance-Sheet Risk - The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and standby letters of credit as it does for loans included on the balance sheet.

The following financial instruments represent off-balance-sheet credit risk (in thousands):

	December 31,	
	2025	2024
Commitments to extend credit	$ 486,408	$ 399,331
Standby letters of credit	$ 5,005	$ 14,642

Commitments to extend credit consist primarily of unfunded commercial loan commitments and revolving lines of credit, single-family residential equity lines of credit and commercial and residential real estate construction loans. Construction loans are established under standard underwriting guidelines and policies and are secured by deeds of trust, with disbursements made over the course of construction. Commercial revolving lines of credit have a high degree of industry diversification. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are generally secured and are issued by the Bank to guarantee the financial obligation or performance of a customer to a third party. The credit risk involved in issuing

12. COMMITMENTS AND CONTINGENCIES (Continued)

standby letters of credit is essentially the same as that involved in extending loans to customers. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2025 and 2024. The Company recognizes these fees as revenue over the term of the commitment or when the commitment is used.

At December 31, 2025, commercial loan commitments represent 48% of total commitments and are generally secured by collateral other than real estate or unsecured. Real estate loan commitments represent 49% of total commitments and are generally secured by property with a loan-to-value ratio not to exceed 80%. Consumer loan commitments represent the remaining 3% of total commitments and are generally unsecured. In addition, the majority of the Bank's loan commitments have variable interest rates.

At December 31, 2025 and 2024, the allowance for credit losses on unfunded commitments was $1,325,000 and $1,055,000, respectively. The allowance for credit losses on unfunded commitments is calculated by management using an appropriate, systematic, and consistently applied process. While related to credit losses, this allocation is not a part of the allowance for credit losses and is considered separately as a liability for accounting and regulatory reporting purposes. Changes in the allowance for credit losses on unfunded commitments are recorded in provision for credit losses in the Consolidated Statements of Income.

Concentrations of Credit Risk - At December 31, 2025, in management's judgment, a concentration of loans existed in commercial loans and real-estate-related loans, representing approximately 83.6% of total loans of which 7.51% were commercial and 76.1% were real-estate-related.

At December 31, 2024, in management's judgment, a concentration of loans existed in commercial loans and real-estate-related loans, representing approximately 82.1% of total loans of which 7.74% were commercial and 74.4% were real-estate-related.

Management believes the loans within these concentrations have no more than the typical risks of collectability. However, in light of the current economic environment, additional declines in the performance of the economy in general, or a continued decline in real estate values or drought-related decline in agricultural business in the Company's primary market area could have an adverse impact on collectability, increase the level of real-estate-related nonperforming loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on the financial condition, results of operations and cash flows of the Company.

Contingencies - The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the consolidated financial position or consolidated results of operations of the Company.

Investments in Low Income Housing Tax Credit Funds - The unfunded commitments as of December 31, 2025 and 2024 in low income housing tax credit funds were $6,453,000 and $9,289,000, respectively. All commitments will be paid by the Company by 2038.

13. SHAREHOLDERS' EQUITY

Regulatory Capital - The Company and the Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the FDIC. Failure to meet these minimum capital requirements could result in mandatory or, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements.

The Company and the Bank each meet specific capital guidelines that involve quantitative measures of their respective assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Bank is also subject to additional capital guidelines under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. The most recent notification from the FDIC categorized the Bank as well capitalized under these guidelines. Management knows of no conditions or events since that notification that would change the Bank's category.

Capital ratios are reviewed by Management on a regular basis to ensure that capital exceeds the prescribed regulatory minimums and is adequate to meet our anticipated future needs. For all periods presented, the Bank's ratios exceed the regulatory definition of well capitalized under the regulatory framework for prompt correct action and the Company's ratios exceed the required minimum ratios for capital adequacy purposes.

Bank holding companies with consolidated assets of $3 billion or more including banks like Community West Bank must comply with minimum capital ratio requirements which consist of the following: (i) a new common equity Tier 1 capital to total risk weighted assets ratio of 4.5%; (ii) a Tier 1 capital to total risk weighted assets ratio of 6%; (iii) a total capital to total risk weighted assets ratio of 8%; and (iv) a Tier 1 capital to adjusted average total assets ("leverage") ratio of 4%.

In addition, a "capital conservation buffer" is established which requires maintenance of a minimum of 2.5% of common equity Tier 1 capital to total risk weighted assets in excess of the regulatory minimum capital ratio requirements described above. The 2.5% buffer increases the minimum capital ratios to (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. If the capital ratio levels of a banking organization fall below the capital conservation buffer amount, the organization will be subject to limitations on (i) the payment of dividends; (ii) discretionary bonus payments; (iii) discretionary payments under Tier 1 instruments; and (iv) engaging in share repurchases.

Management believes that the Company and the Bank met all their capital adequacy requirements as of December 31, 2025 and 2024. There are no conditions or events since those notifications that management believes have changed those categories. The capital ratios for the Company and the Bank are presented in the table below (exclusive of the capital conservation buffer).

The following table presents the Company's regulatory capital ratios as of December 31, 2025 and December 31, 2024:

(Dollars in thousands)	Actual Ratio		Minimum regulatory requirement (1)	
December 31, 2025	Amount	Ratio	Amount	Ratio
Tier 1 Leverage Ratio	$ 349,430	9.80%	$ 142,632	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 344,430	11.56%	$ 134,072	4.50%
Tier 1 Risk-Based Capital Ratio	$ 349,430	11.73%	$ 178,762	6.00%
Total Risk-Based Capital Ratio	$ 416,145	13.97%	$ 238,350	8.00%
December 31, 2024				
Tier 1 Leverage Ratio	$ 316,343	9.17%	$ 138,018	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 311,343	11.15%	$ 125,632	4.50%
Tier 1 Risk-Based Capital Ratio	$ 316,343	11.33%	$ 167,510	6.00%
Total Risk-Based Capital Ratio	$ 379,091	13.58%	$ 223,346	8.00%

(1) The minimum regulatory requirement threshold includes the capital conservation buffer of 2.50%.

13. SHAREHOLDERS' EQUITY (Continued)

The following table presents the Bank's regulatory capital ratios as of December 31, 2025 and December 31, 2024, as well as the minimum capital ratios for capital adequacy for the Bank:

(Dollars in thousands)	Actual Ratio		Minimum regulatory requirement (1)	
December 31, 2025	Amount	Ratio	Amount	Ratio
Tier 1 Leverage Ratio	$ 407,337	11.44%	$ 142,447	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 407,337	13.70%	$ 133,839	7.00%
Tier 1 Risk-Based Capital Ratio	$ 407,337	13.70%	$ 178,453	8.50%
Total Risk-Based Capital Ratio	$ 439,173	14.77%	$ 237,937	10.50%
December 31, 2024				
Tier 1 Leverage Ratio	$ 377,411	11.04%	$ 138,031	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 377,411	13.54%	$ 125,474	7.00%
Tier 1 Risk-Based Capital Ratio	$ 377,411	13.54%	$ 167,299	8.50%
Total Risk-Based Capital Ratio	$ 405,425	14.54%	$ 223,065	10.50%

(1) The minimum regulatory requirement threshold includes the capital conservation buffer of 2.50%.

Dividends - During 2025, the Bank declared and paid cash dividends to the Company in the amount of $14,200,000, in connection with cash dividends declared to the Company's shareholders and holding company expenses as approved by the Company's Board of Directors. The Company declared and paid a total of $9,162,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2025. During the year ended December 31, 2025, the Company repurchased and retired common stock in the amount of $151,000 in connection with amounts withheld for the vesting of equity awards for tax obligations.

During 2024, the Bank declared and paid dividends to the Company in the amount of $14,000,000 in connection with cash dividends declared to the Company's shareholders and holding company expenses as approved by the Company's Board of Directors. The Company declared and paid a total of $8,230,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2024. During the year ended December 31, 2024, the Company repurchased and retired common stock in the amount of $38,000.

During 2023, the Bank and paid cash dividends to the Company in the amount of $6,963,000, in connection with cash dividends declared to the Company's shareholders and holding company expenses as approved by the Company's Board of Directors. The Company declared and paid a total of $5,657,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2023. During the year ended December 31, 2023, the Company repurchased and retired common stock in the amount of $1,000.

The Company's primary source of income with which to pay cash dividends is dividends from the Bank. The California Financial Code restricts the total amount of dividends payable by a bank at any time without obtaining the prior approval of the California Department of Business Oversight to the lesser of (1) the Bank's retained earnings or (2) the Bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. At December 31, 2025, $50,031,000 of the Bank's retained earnings were free of these restrictions.

A reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations is as follows (in thousands, except share and per-share amounts):

	For the Years Ended December 31,		
	2025	2024	2023
Basic Earnings Per Common Share:			
Net income	$ 38,168	$ 7,666	$ 25,536
Weighted average shares outstanding	18,996,714	17,077,017	11,728,858
Net income per common share	$ 2.01	$ 0.45	$ 2.17
Diluted Earnings Per Common Share:			
Net income	$ 38,168	$ 7,666	$ 25,536
Weighted average shares outstanding	18,996,714	17,077,017	11,728,858
Effect of dilutive stock options and warrants	72,575	102,779	24,014
Weighted average shares of common stock and common stock equivalents	19,069,289	17,179,796	11,752,872
Net income per diluted common share	$ 2.00	$ 0.45	$ 2.17

No outstanding options or restricted stock awards considered were anti-dilutive at December 31, 2025, 2024, and 2023.

14. EQUITY-BASED COMPENSATION

In May 2025, the Company adopted the Community West Bancshares 2025 Omnibus Incentive Plan (2025 Plan). The plan provides for awards in the form of stock options, restricted stock, restricted stock units, and other types of awards. The plan also allows for performance awards that may be in the form of cash or shares of the Company's common stock. With respect to stock options and restricted stock or units, the exercise price in the case of stock options and the grant value in the case of restricted stock may not be less than the fair market value at the date of the award. The options and awards under the plan expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. The vesting period for stock options and restricted stock rights is determined by the Board of Directors and ranges one to five years. The maximum number of shares that can be issued with respect to all awards under the plan is 500,000. Currently under the 2025 Plan, 500,000 shares remain reserved for future grants as of December 31, 2025.

Share-based compensation cost recognized was $1,158,000, $879,000, and $858,000 for the years ended December 31, 2025, 2024, and 2023, respectively. The recognized tax benefit for the exercise of stock options resulted in the recognition of $78,000, $81,000, and $0 for the years ended December 31, 2025, 2024, and 2023, respectively.

Stock Option Awards

The Company bases the fair value of the stock options granted on the date of grant using a Black-Scholes Merton option pricing model that uses assumptions based on expected option life and the level of estimated forfeitures, expected stock volatility, risk free interest rate, and dividend yield. The expected term and level of estimated forfeitures of the Company's stock options are based on the Company's own historical experience. Stock volatility is based on the historical volatility of the Company's stock. The risk-free interest rate is based on the U. S. Treasury yield curve for the periods within the contractual life of the stock options in effect at the time of grant. The compensation cost for stock options granted is based on the weighted average grant date fair value per share.

14. EQUITY-BASED COMPENSATION (Continued)

A summary of the combined activity of the stock option activity during the years then ended is presented below (dollars in thousands, except per-share amounts):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2023	-	$ -	-	$ -
Issued through acquisition	390,462	$ 13.23		
Granted	-	$ -		
Exercised	(37,289)	$ 12.47		
Forfeited	(54,510)	$ 13.80		
Options outstanding at December 31, 2024	298,663	$ 13.22	3.49	$ 1,837,658
Granted	-	$ -		
Exercised	(101,434)	$ 10.78		
Forfeited or swapped	(14,019)	$ 11.86		
Options outstanding at December 31, 2025	183,210	$ 14.36	3.97	$ 1,491,504

The significant assumptions used to estimate fair value of the issued options at the time of the acquisition included: risk free rate 4.35%; dividend rate 4.31%, expected volatility 46.95%, and a weighted average expected term of 4.92 years in 2024. The weighted average grant date fair value per share was $9.58 for shares granted in 2024. No options were granted in 2025 and 2023.

Information related to the stock option plan during each year follows (in thousands):

	2025	2024	2023
Intrinsic value of options exercised	$ 912	$ 282	$ -
Cash received from options exercised	$ 1,093	$ 465	$ -
Excess tax benefit realized for option exercises	$ 78	$ 81	$ -

As of December 31, 2025, there is no unrecognized compensation cost related to stock options granted under all Plans. All options are fully vested and exercisable.

Restricted Stock Awards

The 2025 Plan provides for the issuance of restricted common stock to directors and officers and common stock awards based on the achievement of performance goals as determined by the Board of Directors or in accordance with executive employment agreements. Restricted common stock grants typically vest over a one to five-year period. Restricted common stock is subject to forfeiture if employment terminates prior to vesting. The cost of these awards is recognized over the vesting period of the awards based on the fair value of our common stock on the date of the grant.

The shares awarded to employees and directors under the restricted stock agreements vest on applicable vesting dates only to the extent the recipient of the shares is then an employee or a director of the Company or one of its subsidiaries, and each recipient will forfeit all of the shares that have not vested on the date his or her employment or service is terminated.

The following table summarizes restricted stock activity for the years ended as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested outstanding shares at January 1, 2023	46,706	$ 17.28
Granted	69,692	$ 15.86
Vested	(40,387)	$ 17.90
Forfeited	(878)	$ 15.79
Nonvested outstanding shares at December 31, 2023	75,133	$ 15.65
Granted	72,360	$ 16.93
Vested	(46,339)	$ 15.02
Forfeited	(3,658)	$ 15.96
Nonvested outstanding shares at December 31, 2024	97,496	$ 16.89
Granted	79,033	$ 17.76
Vested	(57,214)	$ 16.39
Forfeited	(1,880)	$ 16.41
Nonvested outstanding shares at December 31, 2025	117,435	$ 17.73

The shares awarded to employees and directors under the restricted stock agreements vest on applicable vesting dates only to the extent the recipient of the shares is then an employee or a director of the Company or one of its subsidiaries. Each recipient will forfeit all of the shares that have not vested on the date his or her employment or service is terminated. As of December 31, 2025, there were 117,435 shares of restricted stock that are nonvested and expected to vest.

As of December 31, 2025, there was $1,354,000 of total unrecognized compensation cost related to nonvested restricted common stock. Restricted stock compensation expense is recognized on a straight-line basis over the vesting period. This cost is expected to be recognized over a weighted average remaining period of 2.13 years and will be adjusted for subsequent changes in estimated forfeitures.

15. EMPLOYEE BENEFITS

401(k) and Profit Sharing Plan - The Bank has established a 401(k) and profit sharing plan. The 401(k) plan covers substantially all employees who have completed a one-month employment period. Participants in the profit sharing plan are eligible to receive employer contributions after completion of two years of service. Bank contributions to the profit sharing plan are determined at the discretion of the Board of Directors. Participants are automatically vested 100% in all employer contributions. The Bank contributed $850,000, $550,000, and $850,000 to the profit sharing plan in 2025, 2024, and 2023, respectively.

Additionally, the Bank may elect to make a matching contribution to the participants' 401(k) plan accounts. The amount to be contributed is announced by the Bank at the beginning of the plan year. For the years ended December 31, 2025, 2024, and 2023, the Bank made a 100% matching contribution on all deferred amounts up to 5% of eligible compensation. For the years ended December 31, 2025, 2024, and 2023, the Bank made matching contributions totaling $1,714,000, $1,623,000, and $1,089,000, respectively.

Deferred Compensation Plans - The Bank has a nonqualified Deferred Compensation Plan which provides directors with an unfunded, deferred compensation program. Under the plan, eligible participants may elect to defer some or all of their current compensation or director fees. Deferred amounts earn interest at an annual rate determined by the Board of Directors (5.34% at December 31, 2025). At December 31, 2025 and 2024, the total net deferrals included in accrued interest payable and other liabilities were $4,026,000 and $4,265,000, respectively.

In connection with the above plan, single premium universal life insurance policies on the life of certain directors were purchased by the Bank, which is the beneficiary and owner of the policies. The cash surrender value of the policies totaled $11,166,000 and $11,510,000 and at December 31, 2025 and 2024, respectively. Income recognized on these policies, net of related expenses, for the years ended December 31, 2025, 2024, and 2023, was $298,000, $258,000, and $292,000, respectively.

In October 2015, the Board of Directors of the Company and the Bank adopted a board resolution to create the Central Valley Community Bank Executive Deferred Compensation Plan (the Executive Plan). Pursuant to the Executive Plan, all eligible executives of the Bank may elect to defer up to 50 percent of their

15.   EMPLOYEE BENEFITS (Continued)

compensation for each deferral year. Deferred amounts earn interest at an annual rate determined by the Board of Directors (5.34% at December 31, 2025). At December 31, 2025 and 2024, the total net deferrals included in accrued interest payable and other liabilities were $45,000 and $238,000, respectively.

Salary Continuation Plans - The Board of Directors has approved salary continuation plans for certain key executives. Under these plans, the Bank is obligated to provide the executives with annual benefits for 0-15 years after retirement. In connection with the acquisitions of Folsom Lake Bank (FLB), Service 1st Bank, and Visalia Community Bank (VCB), the Bank assumed a liability for the estimated present value of future benefits payable to former key executives of FLB, Service 1st, and VCB. The liability relates to change in control benefits associated with their salary continuation plans. The benefits are payable to the individuals when they reach retirement age. These benefits are substantially equivalent to those available under split-dollar life insurance policies purchased by the Bank on the life of the executives. The expense (benefit) recognized under these plans for the years ended December 31, 2025, 2024, and 2023, totaled $339,000, $541,000, and $186,000, respectively. Note, the expense is effected by the changing discount rate used to calculate the liability. Accrued compensation payable under the salary continuation plans totaled $8,166,000 and $8,689,000 at December 31, 2025 and 2024, respectively. These benefits are substantially equivalent to those available under split-dollar life insurance policies acquired.

In connection with these plans, the Bank purchased single-premium life insurance policies with cash surrender values totaling $42,997,000 and $41,809,000 at December 31, 2025 and 2024, respectively. Income recognized on these policies, net of related expense, for the years ended December 31, 2025, 2024, and 2023 totaled $1,486,000, $1,068,000, and $743,000, respectively.

Employee Stock Purchase Plan - During 2017, the Company adopted an Employee Stock Purchase Plan which allows employees to purchase the Company's stock at a discount to fair market value as of the date of purchase. The Company bears all costs of administering the plan, including broker's fees, commissions, postage and other costs actually incurred.

As of December 31, 2025, the Company had 384,338 shares remaining for purchase under the plan.

16.   RELATED PARTIES

During the normal course of business, the Bank enters into loans with related parties, including executive officers and directors. The following is a summary of the aggregate activity involving related-party borrowers (in thousands):

	2025	2024
Balance, January 1	$ 23,762	24,278
Disbursements	2,369	145
Amounts repaid	(1,046)	(661)
Balance, December 31	$ 25,085	$ 23,762
Undisbursed commitments to related parties, December 31	$ 464	$ 464

As of December 31, 2025 and 2024, the Company had $34,230,000 and $39,669,000 in related party deposits, respectively.

17.   FAIR VALUE MEASUREMENTS

Fair Value Hierarchy
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 - Quoted market prices (unadjusted) for identical instruments traded in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, we report the transfer at the beginning of the reporting period.

The estimated carrying and fair values of the Company's financial instruments are as follows (in thousands):

	December 31, 2025				
	Carrying Amount	Fair Value			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and due from banks	$ 27,627	$ 27,627	$ -	$ -	$ 27,627
Interest-earning deposits in other banks	91,357	91,357	-	-	91,357
Held-to-maturity investment securities	287,117	-	267,649	-	267,649
Loans, net	2,510,786	-	-	2,506,681	2,506,681
Financial liabilities:					
Time deposits	503,451	-	503,423	-	503,423
Borrowings	73,000	-	73,000	-	73,000
Senior debt and subordinated debentures	69,526	-	-	66,181	66,181

	December 31, 2024				
	Carrying Amount	Fair Value			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and due from banks	$ 28,029	$ 28,029	$ -	$ -	$ 28,029
Interest-earning deposits in other banks	92,369	92,369	-	-	92,369
Held-to-maturity investment securities	301,359	-	274,568	-	274,568
Loans, net	2,308,418	-	-	2,252,462	2,252,462
Financial liabilities:					
Time deposits	443,284	-	440,046	-	440,046
Short-term borrowings	133,442	-	133,743	-	133,743
Senior debt and subordinated debentures	69,889	-	-	62,535	62,535

The methods and assumptions used to estimate fair values are described as follows:

(a) Cash and Cash Equivalents - The carrying amounts of cash and due from banks, interest-earning deposits in other banks, and Federal funds sold approximate fair values and are classified as Level 1.

(b) Investment securities - The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities

Notes to Consolidated Financial Statements

17.   FAIR VALUE MEASUREMENTS (Continued)

(Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

(c) Loans - Fair values of loans are estimated as follows: fixed and variable loans are estimated using discounted cash flow analyses, taking into consideration various factors including loan type, credit loss and prepayment expectations. The loan cash flows are discounted to present value using a combination of existing market rates and liquidity spreads as well as underlying index rates and margins on variable rate loans resulting in a Level 3 classification.

(d) Individually evaluated loans - Loans are not recorded at fair value on a recurring basis. However, from time to time, certain loans have individual risk characteristics not consistent with a pool of loans and are individually evaluated for credit reserves. Loans for which it is probable that payment of interest and principal will not be made in accordance with the original contractual terms of the loan agreement are typically individually evaluated. The fair value of these loans is estimated using one of several methods, including collateral value, fair value of similar debt, enterprise value, liquidation value and discounted cash flows. Those loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. Loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value which uses substantially observable data, the Company records the loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value, or the appraised value contains a significant unobservable assumption, such as deviations from comparable sales, and there is no observable market price, the Company records the loan as nonrecurring Level 3.

(e) Time Deposits - Fair value for fixed and variable rate certificates of deposit are estimated using discounted cash flow analyses using interest rates offered at each reporting date by the Company for certificates with similar remaining maturities resulting in a Level 2 classification.

(f) Short-Term Borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings, maturing within one year, approximate their fair values resulting in a Level 2 classification.

(g) Subordinated Debentures and Senior Debt - The fair values of the Company's Subordinated Debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

Assets Recorded at Fair Value
The Company is required or permitted to record the following assets at fair value on a recurring basis. The following tables present information about the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2025 and 2024 (in thousands):

	Fair Value Measurements Using			
	Fair Value	Level 1	Level 2	Level 3
December 31, 2025				
Available-for-sale debt securities:				
U.S. Treasury securities	$ 9,509	$ 9,509	$ -	$ -
U.S. Government agencies	63	-	63	-
Obligations of states and political subdivisions	165,961	-	165,961	-
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	64,697	-	64,697	-
Private label mortgage and asset backed securities	228,669	-	228,669	-
Corporate debt securities	511	-	511	-
Equity Securities	6,797	6,797	-	-
Total assets measured at fair value on a recurring basis	$ 476,207	$ 16,306	$ 459,901	$ -

	Fair Value Measurements Using			
	Fair Value	Level 1	Level 2	Level 3
December 31, 2024				
Available-for-sale debt securities:				
U.S. Treasury securities	$ 9,058	$ 9,058	$ -	$ -
U.S. Government agencies	65	-	65	-
Obligations of states and political subdivisions	164,640	-	164,640	-
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	72,302	-	72,302	-
Private label residential mortgage and asset backed securities	230,555	-	230,555	-
Equity Securities	6,586	6,586	-	-
Total assets measured at fair value on a recurring basis	$ 483,206	$ 15,644	$ 467,562	$ -

Securities in Level 1 are mutual funds and fair values are based on quoted market prices for identical instruments traded in active markets. Fair values for available-for-sale investment securities in Level 2 are based on quoted market prices for similar securities in active markets. For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators.

Management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets, total liabilities or total earnings. During the years ended December 31, 2025 and 2024, no transfers between levels occurred.

There were no Level 3 assets measured at fair value on a recurring basis at December 31, 2025 or December 31, 2024. Also there were no liabilities measured at fair value on a recurring basis at December 31, 2025 or December 31, 2024.

Non-Recurring Basis
The table below presents the recorded investment in assets and liabilities measured at fair value on a nonrecurring basis, as of the date indicated (in thousands):

17.   FAIR VALUE MEASUREMENTS (Continued)

	Fair Value Measurements Using			
	Fair Value	Level 1	Level 2	Level 3
December 31, 2025				
Individually evaluated loans				
Commercial real estate	$ 11,937	-	-	$ 11,937
Commercial and industrial	1,000	-	-	1,000
Other installment loans	54	-	-	54
Total collateral dependent loans	$ 12,991	-	-	$ 12,991

There were no liabilities measured at fair value on a non-recurring basis at December 31, 2025. There were no assets or liabilities measured on a non-recurring basis at December 31, 2024.

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a nonrecurring basis at December 31, 2025 (in thousands):

	Fair Value Measurements Using			
	Fair Value	Valuation Technique	Unobservable Inputs	Range, Weighted Average
December 31, 2025				
Collateral dependent loans	$ 12,991	Fair value of underlying collateral	Cost to sell	Not meaningful N/A

The individually evaluated loan amounts above represent collateral dependent loans that have been adjusted to fair value. When the Company identifies a collateral dependent loan with unique risk characteristics, the Company evaluates the need for an allowance using the current fair value of the collateral, less selling costs. Depending on the characteristics of a loan, the fair value of collateral is generally estimated by obtaining external appraisals. If the Company determines that the value of the loan is less than the recorded investment in the loan, the Company recognizes this impairment and adjusts the carrying value of the loan to fair value through the allowance for credit losses. The loss represents charge-offs or impairments on collateral dependent loans for fair value adjustments based on the fair value of collateral. The carrying value of loans fully charged-off is zero.

There were no changes in valuation techniques used during the periods ended December 31, 2025 or December 31, 2024.

18.   OPERATING SEGMENTS

The Company has one reportable segment: banking operations. Loans and leases, investment securities, interest-bearing deposits and non-interest income provide the revenues of the banking operation. Loans and leases generate a majority of the Company's interest and fee income. Interest income earned on investment securities and interest-bearing deposits are another source of revenue. Non-interest income is derived from deposit products offered to customers that generate fees and service charge income. Additional other sources of non-interest income include earnings from bank owned life insurance, merchant card services, and other investments. Interest expense, provisions for credit losses, salaries and employee benefits, and data processing provide the significant expenses in banking operations. These significant expenses are the same as those disclosed in the Company's Consolidated Statements of Income and Consolidated Statements of Cash Flows.

The Company's chief operating decision maker (CODM) is the Chief Executive Officer. The CODM is provided with consolidated balance sheets, income statements, and net interest margin analyses in order to evaluate the revenue streams, significant expenses, and budget-to-actual results in assessing the Company's segment and determining the allocation of resources. Additionally, the CODM reviews performance of various components of banking operations, such as asset mix, funding sources for assets, and overhead costs, in order to assess product pricing, profitability and evaluate return on assets. The CODM uses consolidated net income, return on average assets, and return on average equity to benchmark the Company against its competitors. The benchmarking analysis coupled with monitoring budget-to-actual results are used in assessing performance and in establishing compensation.

	Years ended December 31,		
(in thousands)	2025	2024	2023
Interest and dividend income	$ 185,710	$ 160,388	$ 102,418
Reconciliation of revenue:			
Other noninterest income	10,488	6,445	7,020
Total consolidated revenue	196,198	166,833	109,438
Less:			
Interest expense	49,530	50,021	19,989
Segment net interest income and noninterest income	146,668	116,812	89,449
Less:			
Provision for credit losses	3,754	11,113	309
Salaries and employee benefits	49,841	48,470	31,367
Other segment items (1)	40,545	46,231	23,933
Income tax expense	14,360	3,332	8,304
Consolidated net income	$ 38,168	$ 7,666	$ 25,536

	As of December 31,	
	2025	2024
Reconciliation of assets		
Total assets for reportable segment	$ 3,690,317	$ 3,521,771
Adjustments and reconciling items	-	-
Total consolidated assets	$ 3,690,317	$ 3,521,771

(1) - Other segment items include other non-interest expense such as occupancy expense, data processing, professional fees, regulatory assessments, and advertising.

Notes to Consolidated Financial Statements

19.   PARENT ONLY CONDENSED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEETS
December 31, 2025 and 2024
(In thousands)

	2025	2024
ASSETS		
Cash and cash equivalents	$ 1,955	$ 303
Investment in Bank subsidiary	472,650	428,907
Other assets	5,006	3,564
Total assets	$ 479,611	$ 432,774
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Senior debt and subordinated debentures	$ 69,526	$ 69,889
Other liabilities	497	200
Total liabilities	70,023	70,089
Shareholders' equity:		
Common stock	210,222	207,816
Retained earnings	238,990	209,984
Accumulated other comprehensive loss, net of tax	(39,624)	(55,115)
Total shareholders' equity	409,588	362,685
Total liabilities and shareholders' equity	$ 479,611	$ 432,774

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2025, 2024, and 2023
(In thousands)

	2025	2024	2023
Income:			
Dividends declared by Subsidiary (Company)	$ 14,200	$ 14,000	$ 6,963
Other income	10	30	11
Total income	14,210	14,030	6,974
Expenses:			
Interest on subordinated debentures and borrowings	3,591	3,298	3,652
Professional fees	320	514	1,305
Other expenses	2,132	3,825	283
Total expenses	6,043	7,637	5,240
Income before equity in undistributed net income of Subsidiary	8,167	6,393	1,734
Equity in undistributed (deficit in distributed) net income of Subsidiary, net of distributions	28,252	(477)	22,256
Income before income tax benefit	36,419	5,916	23,990
Benefit from income taxes	1,749	1,750	1,546
Net income	$ 38,168	$ 7,666	$ 25,536
Total other comprehensive income	15,491	10,919	15,193
Comprehensive income	$ 53,659	$ 18,585	$ 40,729

Notes to Consolidated Financial Statements

19. PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025, 2024, and 2023
(In thousands)

	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 38,168	$ 7,666	$ 25,536
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Undistributed net income of subsidiary, net of distributions	(28,252)	477	(22,256)
Equity-based compensation	1,158	879	858
Amortization of unamortized issuance cost	145	145	145
Net increase in other assets	(1,442)	(2,017)	(715)
Net increase (decrease) in other liabilities	297	(68)	(542)
Net cash provided by operating activities	10,074	7,082	3,026
Cash flows used in investing activities:			
Cash flows from financing activities:			
Cash dividend payments on common stock	(9,162)	(8,230)	(5,657)
Repayments of senior debt	(508)	-	-
Purchase and retirement of common stock	(151)	(38)	(1)
Proceeds from exercise of stock options	1,093	465	-
Proceeds from stock issued under employee stock purchase plan	306	248	206
Net cash used in financing activities	(8,422)	(7,555)	(5,452)
Change in cash and cash equivalents	1,652	(473)	(2,426)
Cash and cash equivalents at beginning of year	303	776	3,202
Cash and cash equivalents at end of year	$ 1,955	$ 303	$ 776
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for interest	$ 3,248	$ 2,756	$ 4,180

20. SUBSEQUENT EVENTS

Dividend Declared

On January 21, 2026, the Board of Directors declared a 0.12 per share cash dividend payable on February 20, 2026 to shareholders of record as of February 6, 2026.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

Management's discussion and analysis should be read in conjunction with the Company's audited Consolidated Financial Statements, including the Notes thereto, in Item 8 of this Annual Report.

INTRODUCTION

Effective April 1, 2024, Central Valley Community Bancorp, completed its merger transaction with Community West Bancshares. Shortly thereafter, Community West Bank, a wholly owned subsidiary of Community West Bancshares, merged with and into Central Valley Community Bank, a wholly owned subsidiary of Central Valley Community Bancorp, with Central Valley Community Bank being the surviving banking institution. Effective with these mergers, the names of Central Valley Community Bancorp and Central Valley Community Bank were changed to Community West Bancshares and Community West Bank, respectively.

Community West Bancshares (NASDAQ: CWBC) (the Company) was incorporated on February 7, 2000. The formation of the holding company offered the Company more flexibility in meeting the long-term needs of customers, shareholders, and the communities it serves. The Company currently has one bank subsidiary, Community West Bank (the Bank) and one business trust subsidiary, Service 1st Capital Trust 1. The Company's market area includes Central California from Sacramento, California in the north to Bakersfield, California in the south and west to the Central California Coast.

During 2025, we focused on deposit and loan growth, asset quality, liquidity, and capital adequacy. We also focused on assuring that competitive products and services were made available to our clients while adjusting to the many new laws and regulations that affect the banking industry.

As of December 31, 2025, the Bank operated 26 full-service offices. Additionally, the Bank maintains an Agribusiness Center, and a SBA Lending Division.

OVERVIEW

Financial Highlights

The significant highlights for the Company as of or for the period ended December 31, 2025 included the following:

- Net income for 2025 was $38,168,000 compared to $7,666,000 and $25,536,000 for the years ended December 31, 2024 and 2023, respectively.

- Diluted earnings per share (EPS) for the year ended December 31, 2025 was $2.00, compared to $0.45 and $2.17 for the years ended December 31, 2024 and 2023, respectively.

- Total assets at December 31, 2025 were $3.69 billion compared to $3.52 billion at December 31, 2024.

- Net loans increased $202,368,000 or 8.77%, and total assets increased $168,546,000 or 4.79% at December 31, 2025 compared to December 31, 2024.

- Total deposits increased 6.34% to $3.10 billion at December 31, 2025 compared to $2.91 billion at December 31, 2024.

- Total equity was $409.6 million at December 31, 2025 compared to $362.7 million at December 31, 2024.

- Total cost of deposits decreased to 1.41% for the year ended December 31, 2025 compared to 1.53% for the year ended December 31, 2024.

- Average non-interest bearing demand deposit accounts as a percentage of total average deposits was 34.90% and 38.62% for the years ended December 31, 2025 and December 31, 2024, respectively.

- Net interest margin increased to 4.15% for the year ended December 31, 2025, from 3.76% for the year ended December 31, 2024.

- Return on average equity ("ROE") for 2025 was 9.92% compared to 2.42% and 13.81% for 2024 and 2023, respectively.

- Return on average assets ("ROA") for 2025 was 1.07% compared to 0.24% and 1.04% for 2024 and 2023, respectively.

- There were $6.96 million non-performing assets for the year ended December 31, 2025. Additionally, net loan recoveries were $68,000 and loans delinquent more than 30 days were $23.21 million, compared to net loan charge-offs of $463,000 and loans delinquent more than 30 days of $9.84 million for the year ended December 31, 2024.

- Capital positions remain strong at December 31, 2025 with a 9.80% Tier 1 Leverage Ratio; a 11.56% Common Equity Tier 1 Ratio; a 11.73% Tier 1 Risk-Based Capital Ratio; and a 13.97% Total Risk-Based Capital Ratio.

Dividend Declared

The Company declared a $0.12 per common share cash dividend, payable on February 20, 2026 to shareholders of record on February 6, 2026.

Key Factors in Evaluating Financial Condition and Operating Performance

In evaluating our financial condition and operating performance, we focus on several key factors including:

- Return to our shareholders;

- Return on average assets and net interest margin;

- Asset quality;

- Asset growth;

- Capital adequacy;

- Operating efficiency; and

- Liquidity.

Return to Our Shareholders

One measure of our return to our shareholders is the return on average equity (ROE), which is a ratio that measures net income divided by average shareholders' equity. Our ROE was 9.92% for the year ended 2025 compared to 2.42% and 13.81% for the years ended 2024 and 2023, respectively.

Our net income for the year ended December 31, 2025 increased $30,502,000 compared to 2024 and decreased $17,870,000 in 2024 compared to 2023. Contributing to the increase during 2025, compared to 2024, due to a full year of earnings from the 2024 merger, and a decrease of $8,816,000 in merger related expenses from the 2024 merger with Community West Bancshares. During 2024, net income compared to 2023 was primarily impacted by higher non-interest expenses, including $9,614,000 in merger related expenses, and a provision for loan losses of $11,113,000 primarily as a result of the merger.

Net interest income, before provision for credit losses, increased $25,813,000 or 23.39%, to $136,180,000 for the twelve months ended December 31, 2025, compared to $110,367,000 for the same period in 2024. The accretion on loan marks of acquired loans increased interest income by $11,481,000 and $9,849,000 during the twelve months ended December 31, 2025 and 2024, respectively. Net interest margin during the twelve months ended December 31, 2025 and 2024 benefited by approximately 27 basis points ($8,820,000) and 15 basis points ($4,464,000), respectively, from the net accretion of the fair value marks.

Non-interest income increased $4,043,000 or 62.73% in 2025 compared to 2024 primarily due to a decrease of $4,158,000 in net realized losses on sales and calls of investment securities partially offset by a decrease of $362,000 in other income, a decrease in loan placement fees of $340,000 and a decrease in interchange fee income of $130,000. The decrease in other income is primarily attributed to changes in fair value of other equity investments.

Non-interest expenses decreased $4,315,000 or 4.56% to $90,386,000 in 2025 compared to $94,701,000 in 2024. The most notable decreases were from merger expenses of $8,816,000, data processing expenses of $588,000, professional services of $435,000, and ATM/Debit card expenses of $161,000.

The Company recorded an income tax provision of $14,360,000 for the twelve months ended December 31, 2025, compared to $3,332,000 for the twelve months ended December 31, 2024, and $8,304,000 for the twelve months ended December 31, 2023. Basic EPS was $2.01 for 2025 compared to $0.45 and $2.17 for 2024 and 2023, respectively. Diluted EPS was $2.00 for 2025 compared to $0.45 and $2.17 for 2024 and 2023, respectively.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

OVERVIEW (Continued)

Return on Average Assets and Net Interest Margin

Our ROA is a ratio that measures our performance as a comparable figure with other banks and bank holding companies. Our ROA for the year ended 2025 was 1.07% compared to 0.24% and 1.04% for the years ended December 31, 2024 and 2023, respectively. The 2025 increase of 83 basis points in ROA is primarily due to the increase in net income due to higher net interest income, non-interest income, and lower non-interest expense.

Our net interest margin (fully tax equivalent basis) was 4.15% for the year ended December 31, 2025, compared to 3.76% and 3.58% for the years ended December 31, 2024 and 2023, respectively. The increase in 2025 net interest margin compared to 2024, resulted from the increase in the yield on the Company's loan portfolio and a decrease in average cost of funds of 40 basis points. The effective tax equivalent yield on total earning assets increased 20 basis points. This increase was augmented by a decrease in the cost of total interest-bearing liabilities, which decreased 40 basis points to 2.36% for the year ended December 31, 2025. Our cost of total deposits in 2025 and 2024 was 1.41% and 1.53%, respectively, compared to 0.72% for the same period in 2023. Our net interest income before provision for credit losses increased $25,813,000 or 23.39% to $136,180,000 for the year ended 2025 compared to $110,367,000 and $82,429,000 for the years ended 2024 and 2023, respectively.

Asset Quality

For all banks and bank holding companies, asset quality has a significant impact on the overall financial condition and results of operations. Asset quality is measured in terms of classified and nonperforming loans, and is a key element in estimating the future earnings of a company. There were $6.96 million and $6.46 million nonperforming assets or nonperforming loans at December 31, 2025 and December 31, 2024, respectively.

The Company had no other real estate owned at December 31, 2025, or December 31, 2024. The Company had $34,000 and $0 in foreclosed assets recorded at December 31, 2025 and December 31, 2024, respectively. Management maintains certain loans that have been brought current by the borrower (less than 30 days delinquent) on nonaccrual status until such time as management has determined that the loans are likely to remain current in future periods.

The allowance for credit losses as a percentage of outstanding loan balance was 1.18% as of December 31, 2025 and 1.11% as of December 31, 2024. The ratio of net charge-offs (recoveries) to average loans was (0.003)% as of December 31, 2025 and (0.002)% as of December 31, 2024.

Asset Growth

As revenues from both net interest income and non-interest income are a function of asset size, the continued growth in assets has a direct impact in increasing net income and therefore ROE and ROA. The majority of our assets are loans and investment securities, and the majority of our liabilities are deposits, and therefore the ability to generate deposits as a funding source for loans and investments is fundamental to our asset growth. Total assets increased 4.79% during 2025 to $3,690,317,000 as of December 31, 2025 from $3,521,771,000 as of December 31, 2024. Total loans, net of discount and the allowance for credit losses increased 8.77% to $2,510,786,000 as of December 31, 2025, compared to $2,308,418,000 at December 31, 2024. Total investment securities decreased $21,734,000 to $763,324,000 as of December 31, 2025 compared to $785,058,000 as of December 31, 2024. Total deposits increased 6.34% to $3,095,274,000 as of December 31, 2025 compared to $2,910,777,000 as of December 31, 2024. Our loan to deposit ratio at December 31, 2025 was 82.09% compared to 80.19% at December 31, 2024.

Capital Adequacy

At December 31, 2025, we had a total capital to risk-weighted assets ratio of 13.97%, a Tier 1 risk-based capital ratio of 11.73%, common equity Tier 1 ratio of 11.56%, and a leverage ratio of 9.80%. At December 31, 2024, we had a total capital to risk-weighted assets ratio of 13.58%, a Tier 1 risk-based capital ratio of 11.33%, common equity Tier 1 ratio of 11.15%, and a leverage ratio of 9.17%. At December 31, 2025, on a stand-alone basis, the Bank had a total risk-based capital ratio of 14.77%, a Tier 1 risk based capital ratio of 13.70%, common equity Tier 1 ratio of 13.70%, and a leverage ratio of 11.44%. At December 31, 2024, the Bank had a total risk-based capital ratio of 14.54%, Tier 1 risk-based capital of

13.54%, common equity Tier 1 ratio of 13.54%, and a leverage ratio of 11.04%. Note 13 of the audited Consolidated Financial Statements provides more detailed information concerning the Company's capital amounts and ratios.

As of December 31, 2025, the Bank met or exceeded all of their capital requirements inclusive of the capital buffer. The Bank's capital ratios exceeded the regulatory guidelines for a well-capitalized financial institution under the Basel III regulatory requirements at December 31, 2025.

Operating Efficiency

Operating efficiency is the measure of how efficiently earnings before taxes are generated as a percentage of revenue. A lower ratio represents greater efficiency. The Company's efficiency ratio (operating expenses divided by net interest income plus non-interest income) was 61.63% for 2025 compared to 81.07% for 2024 and 61.82% for 2023. The decrease in the efficiency ratio in 2025 was due to the increase in net interest income and non-interest income combined with the reduction in merger related expenses. The combination of the Company's net interest income before provision for credit losses, plus non-interest income, increased $29,856,000 to $146,668,000 in 2025 compared to $116,812,000 in 2024 and $89,449,000 in 2023, while operating expenses decreased to $90,386,000 in 2025, compared to $94,701,000 in 2024, and $55,300,000 in 2023.

Liquidity

Liquidity management involves our ability to meet cash flow requirements arising from fluctuations in deposit levels and demands of daily operations, which include providing for customers' credit needs, funding of securities purchases, and ongoing repayment of borrowings. Our liquidity is actively managed on a daily basis and reviewed periodically by our management and Directors' Asset/Liability Committee. This process is intended to ensure the maintenance of sufficient funds to meet our needs, including adequate cash flows for off-balance sheet commitments. Our primary sources of liquidity are derived from financing activities which include the acceptance of customer and, to a lesser extent, broker deposits, Federal funds facilities and advances from the Federal Home Loan Bank of San Francisco, or the Federal Reserve. We have available unsecured lines of credit with correspondent banks totaling approximately $110,000,000 and secured borrowing lines of approximately $809,391,000 with the Federal Home Loan Bank. These funding sources are augmented by collection of principal and interest on loans, the routine maturities and pay downs of securities from our investment securities portfolio, the stability of our core deposits, and the ability to sell investment securities. Primary uses of funds include origination and purchases of loans, withdrawals of and interest payments on deposits, purchases of investment securities, and payment of operating expenses.

We had liquid assets (cash and due from banks, interest-earning deposits in other banks, Federal funds sold, equity securities, and available-for-sale securities) totaling $595,191,000 or 16.13% of total assets at December 31, 2025 and $604,097,000 or 17.15% of total assets as of December 31, 2024.

RESULTS OF OPERATIONS

	For the Year Ended		
(In thousands, except share and per-share amounts)	December 31, 2025	December 31, 2024	December 31, 2023
Net interest income before provision for credit losses	$ 136,180	$ 110,367	$ 82,429
Provision for credit losses	3,754	11,113	309
Net interest income after provision for credit losses	132,426	99,254	82,120
Total non-interest income	10,488	6,445	7,020
Total non-interest expenses	90,386	94,701	55,300
Income before provision for income taxes	52,528	10,998	33,840
Provision for income taxes	14,360	3,332	8,304
Net income	$ 38,168	$ 7,666	$ 25,536

Net income for 2025 was $38,168,000 compared to $7,666,000 and $25,536,000 for the years ended December 31, 2024 and 2023, respectively. Basic EPS was $2.01 for 2025 compared to $0.45 and $2.17 for 2024 and 2023, respectively. Diluted

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

RESULTS OF OPERATIONS (Continued)

EPS was $2.00 for 2025 compared to $0.45 and $2.17 for 2024 and 2023, respectively. ROE was 9.92% for 2025 compared to 2.42% for 2024 and 13.81% for 2023. ROA for 2025 was 1.07% compared to 0.24% for 2024 and 1.04% for 2023.

Net income for the year ended December 31, 2025 increased $30,502,000 compared to 2024 and decreased $17,870,000 in 2024 compared to 2023. Net income increased during 2025, compared to 2024 due to higher net interest income, non-interest income, and lower non-interest expense. During 2024, net income compared to 2023 was primarily impacted by higher non-interest expenses, including $20,491,000 of merger related expenses.

STATEMENT REGARDING USE OF NON-GAAP FINANCIAL MEASURES

Community West Bancshares's financial results are presented in accordance with GAAP and refer to certain non-GAAP financial measures. Management believes that presentation of operating results using non-GAAP financial measures provides useful supplemental information to investors and facilitates the analysis of the Company's core operating results and comparison of operating results across reporting periods. Management also uses non-GAAP financial measures to establish budgets and manage the Company's business. A reconciliation of the GAAP financial measures to comparable non-GAAP financial measures is presented below.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

STATEMENT REGARDING USE OF NON-GAAP FINANCIAL MEASURES (Continued)

Reconciliation of GAAP and Non-GAAP Financial Measures

(In thousands, except share and per-share amounts)	December 31, 2025	December 31, 2024	December 31, 2023
NET INCOME:			
Net income (GAAP)	$ 38,168	$ 7,666	$ 25,536
Merger and conversion related costs:			
Provision for credit losses on non-purchased credit deteriorated loans	-	10,877	-
Personnel and severance	-	3,639	-
Professional services	798	2,240	-
Data processing and information technology	-	2,961	-
Other	-	774	-
Total merger and conversion related costs, net of taxes	798	20,491	-
Loss on sale of investment securities	41	4,199	907
Income tax benefit of non-core expenses	(248)	(7,298)	(268)
Comparable net income (non-GAAP)	$ 38,759	$ 25,058	$ 26,175
DILUTED EARNINGS PER SHARE:			
Weighted average diluted shares	19,069,289	17,179,796	11,752,806
Diluted earnings per share (GAAP)	$ 2.00	$ 0.45	$ 2.17
Comparable diluted earnings per share (non-GAAP)	$ 2.03	$ 1.46	$ 2.23
RETURN ON AVERAGE ASSETS			
Average assets	$ 3,581,260	$ 3,190,361	$ 2,460,358
Return on average assets (GAAP)	1.07%	0.24%	1.04%
Impact of non-core expenses	0.01%	0.55%	0.03%
Comparable return on average assets (non-GAAP)	1.08%	0.79%	1.06%
RETURN ON AVERAGE EQUITY			
Average stockholders' equity	$ 384,828	$ 317,142	$ 184,878
Return on average equity (GAAP)	9.92%	2.42%	13.81%
Impact of non-core expenses	0.15%	5.48%	0.35%
Comparable return on average equity (non-GAAP)	10.07%	7.90%	14.16%
EFFICIENCY RATIO			
Non-interest expense (GAAP)	$ 90,386	$ 94,701	$ 55,300
Merger-related non-interest expenses	(798)	(20,491)	-
Non-interest expense (non-GAAP)	89,588	74,210	55,300
Net interest income (GAAP)	136,180	110,367	82,429
Non-interest income (GAAP)	10,488	6,445	7,020
Loss on sale of investment securities	41	4,199	907
Non-interest income (non-GAAP)	$ 10,529	$ 10,644	$ 7,927
Efficiency ratio (GAAP)	61.63%	81.07%	61.82%
Comparable efficiency ratio (non-GAAP)	61.07%	61.33%	61.20%

Interest Income and Expense

The level of net interest income depends on several factors in combination, including yields on earning assets, the cost of interest-bearing liabilities, the relative volumes of earning assets and interest-bearing liabilities, and the mix of products which comprise the Company's earning assets, deposits, and other interest-bearing liabilities. To maintain its net interest margin, the Company must manage the relationship between interest earned and paid.

The following Distribution, Rate and Yield table presents the average amounts outstanding for the major categories of the Company's balance sheet, the average interest rates earned or paid thereon, and the resulting net interest margin on average interest earning assets for the periods indicated. Average balances are based on daily averages.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

STATEMENT REGARDING USE OF NON-GAAP FINANCIAL MEASURES (Continued)

SCHEDULE OF AVERAGE BALANCES, AVERAGE YIELDS AND RATES (Dollars in thousands)	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
ASSETS									
Interest-earning deposits in other banks	$ 96,566	$ 4,178	4.33%	$ 83,251	$ 4,355	5.23%	$ 67,749	$ 3,576	5.28%
Securities									
Taxable securities	585,937	16,481	2.81%	663,230	20,384	3.07%	760,140	23,437	3.08%
Non-taxable securities (1)	238,760	6,534	2.74%	249,584	6,940	2.78%	256,196	7,091	2.77%
Total investment securities	824,697	23,015	2.79%	912,814	27,324	2.99%	1,016,336	30,528	3.00%
Total securities and interest-earning deposits	921,263	27,193	2.95%	996,065	31,679	3.18%	1,084,085	34,104	3.15%
Loans (2) (3)	2,394,887	159,889	6.68%	1,978,386	130,166	6.58%	1,263,226	69,803	5.53%
Total interest-earning assets	3,316,150	$ 187,082	5.64%	2,974,451	$ 161,845	5.44%	2,347,311	$ 103,907	4.43%
Allowance for credit losses	(27,612)			(22,635)			(14,312)		
Nonaccrual loans	6,502			2,421			-		
Cash and due from banks	35,188			29,884			27,671		
Bank premises and equipment	23,991			20,297			10,465		
Other assets	227,041			185,943			89,223		
Total average assets	$ 3,581,260			$ 3,190,361			$ 2,460,358		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Savings and NOW accounts	$ 616,825	$ 4,508	0.73%	$ 481,447	$ 1,464	0.30%	$ 473,102	$ 611	0.13%
Money market accounts	868,971	20,048	2.31%	759,203	20,284	2.67%	531,013	8,910	1.68%
Time certificates of deposit	476,607	18,075	3.79%	389,667	18,918	4.85%	163,220	6,006	3.68%
Total interest-bearing deposits	1,962,403	42,631	2.17%	1,630,317	40,666	2.49%	1,167,335	15,527	1.33%
Other borrowed funds	135,966	6,899	5.07%	178,627	9,355	5.24%	86,250	4,462	5.17%
Total interest-bearing liabilities	2,098,369	$ 49,530	2.36%	1,808,944	$ 50,021	2.76%	1,253,585	$ 19,989	1.59%
Non-interest bearing demand deposits	1,052,129			1,025,611			987,906		
Other liabilities	45,934			38,664			33,989		
Shareholders' equity	384,828			317,142			184,878		
Total average liabilities and shareholders' equity	$ 3,581,260			$ 3,190,361			$ 2,460,358		
Interest income and rate earned on average earning assets		$ 187,082	5.64%		$ 161,845	5.44%		$ 103,907	4.43%
Interest expense and interest cost related to average interest-bearing liabilities		49,530	2.36%		50,021	2.76%		19,989	1.59%
Net interest income and net interest margin (4)		$ 137,552	4.15%		$ 111,824	3.76%		$ 83,918	3.58%

(1) Calculated on a fully tax equivalent basis, which includes Federal tax benefits relating to income earned on municipal bonds totaling $1,373, $1,457, and $1,489 in 2025, 2024, and 2023, respectively.

(2) Loan interest income includes net loan fees (costs) of $301, $(622), and $(11) in 2025, 2024, and 2023, respectively. Loan interest income includes accretion on loan marks of $11,481,000, $9,849,000, and $325,000 in 2025, 2024, and 2023, respectively.

(3) Average loans do not include non-accrual loans but do include interest income recovered from previously charged off loans.

(4) Net interest margin is computed by dividing net interest income by total average interest-earning assets.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

STATEMENT REGARDING USE OF NON-GAAP FINANCIAL MEASURES
(Continued)

The following table sets forth a summary of the changes in interest income and interest expense due to changes in average asset and liability balances (volume) and changes in average interest rates for the periods indicated. The change in interest due to both rate and volume has been allocated to the change in rate.

Changes in Volume/Rate (Dollars in thousands)	For the Years Ended December 31, 2025 Compared to 2024			For the Years Ended December 31, 2024 Compared to 2023		
	Volume	Rate	Net	Volume	Rate	Net
Increase (decrease) due to changes in:						
Interest income:						
Interest-earning deposits in other banks	$ 696	$ (873)	$ (177)	$ 818	$ (39)	$ 779
Investment securities:						
Taxable	(2,376)	(1,527)	(3,903)	(2,988)	(65)	(3,053)
Non-taxable (1)	(301)	(105)	(406)	(183)	32	(151)
Total investment securities	(2,677)	(1,632)	(4,309)	(3,171)	(33)	(3,204)
Loans	27,403	2,320	29,723	39,518	20,845	60,363
Total earning assets (1)	25,422	(185)	25,237	37,165	20,773	57,938
Interest expense:						
Deposits:						
Savings and NOW accounts	411	2,633	3,044	10	843	853
Money market accounts	2,932	(3,168)	(236)	3,828	7,546	11,374
Time certificate of deposits	4,220	(5,063)	(843)	8,332	4,580	12,912
Total interest-bearing deposits	7,563	(5,598)	1,965	12,170	12,969	25,139
Other borrowed funds	(2,234)	(222)	(2,456)	4,778	115	4,893
Total interest bearing liabilities	5,329	(5,820)	(491)	16,948	13,084	30,032
Net interest income (1)	$ 20,093	$ 5,635	$ 25,728	$ 20,217	$ 7,689	$ 27,906

(1) Computed on a tax equivalent basis for securities exempt from federal income taxes.

Interest and fee income from loans increased $29,723,000 or 22.83% in 2025 compared to 2024. Interest and fee income from loans was $159,889,000 in 2025 compared to $130,166,000 in 2024. The increase in 2025 is attributable to rate increases and an increase of $416,501,000 in average total loans outstanding.

Average total loans, including nonaccrual loans, for 2025 increased $416,501,000 to $2,394,887,000 compared to $1,978,386,000 for 2024 and $1,263,226,000 for 2023. The yield on loans for 2025 was 6.68% compared to 6.58% and 5.53% for 2024 and 2023, respectively. The impact to interest income from the accretion of the loan marks on acquired loans was an increase of $11,481,000 from $9,849,000 for the years ended December 31, 2025 and 2024, respectively.

Interest income from total investment securities decreased $4,224,000 in the twelve months ended December 31, 2025 to $21,643,000 compared to $25,867,000 for 2024 and $29,039,000 for 2023. The yield on average total investment securities decreased 20 basis points to 2.79% for the twelve months ended December 31, 2025 compared to 2.99% for 2024 and 3.00% for 2023. Average total amortized cost of investment securities for the twelve months ended December 31, 2025 decreased $88,117,000 or 9.65% to $824,697,000 compared to $912,814,000 for 2024 and $1,016,336,000 for 2023.

A significant portion of the investment portfolio is mortgage-backed securities (MBS) and collateralized mortgage obligations (CMOs). At December 31, 2025, we held $293,366,000 or 38.78% of the total AFS market value of the investment portfolio in MBS and CMOs with an average book yield of 2.48%. We invested in CMOs and MBS as part of our overall strategy to increase our net interest margin. CMOs and MBS by their nature are affected by prepayments which are impacted by changes in interest rates. In a normal declining rate environment, prepayments from MBS and CMOs would be expected to increase and the expected life of the investment would be expected to shorten. However, as interest rates have increased since purchase, prepayments have declined and the average life of the MBS and CMOs have extended. Premium amortization and discount accretion of these investments affects our net interest income. Management monitors the prepayment trends of these investments and adjusts premium amortization and discount accretion based on several factors. These factors include the type of investment, the investment structure, interest rates, interest rates on new mortgage loans, expectation of interest rate changes, current economic conditions, the level of principal remaining on the bond, the bond coupon rate, the bond origination date, and volume of available bonds in market. The calculation of premium amortization and discount accretion is by its nature inexact, and represents management's best estimate of principal pay downs inherent in the total investment portfolio.

The cumulative net-of-tax effect of the change in market value of the available-for-sale investment portfolio as of December 31, 2025 was an unrealized loss of $27,944,000 and is reflected in the Company's equity. At December 31, 2025, the effective duration of the available-for-sale investment portfolio was 4.75 years and the market value reflected a pre-tax unrealized loss of $39,673,000. Management reviews market value declines on individual investment securities to determine whether there is a need to record impairment. For the years ended December 31, 2025, 2024, and 2023, no impairment was recorded. Future deterioration in the market values of our investment securities may require the Company to recognize unrealized losses.

Total interest income in 2025 increased $25,322,000 to $185,710,000 compared to $160,388,000 in 2024 and $102,418,000 in 2023, respectively. The increase in 2025 was the result of a full year of operations after the 2024 merger, yield changes and asset mix changes. The tax-equivalent yield on interest earning assets increased to 5.64% for the year ended December 31, 2025 from 5.44% for the year ended December 31, 2024. Average interest earning assets increased to $3,316,150,000 for the year ended December 31, 2025 compared to $2,974,451,000 for the year ended December 31, 2024. Average interest-earning deposits in other banks increased $13,315,000 in 2025 compared to 2024. Average yield on these deposits was 4.33% compared to 5.23% on December 31, 2025 and December 31, 2024 respectively. Average investments decreased $88,117,000 and the tax equivalent yield on those assets decreased 20 basis points. Average total loans increased $416,501,000 while the yield on average loans increased 10 basis points.

Interest expense on deposits for the twelve months ended December 31, 2025 and 2024 was $42,631,000 and $40,666,000, respectively. The average interest rate on interest bearing deposits decreased 32 basis points to 2.17% for the twelve months ended ended December 31, 2025 compared to 2.49% for the twelve months ended December 31, 2024. Average interest-bearing deposits increased 20.37% or $332,086,000 to $1,962,403,000 for the twelve months ended December 31, 2025 compared to $1,630,317,000 for the twelve months ended December 31, 2024.

Average other borrowings were $135,966,000 with an effective rate of 5.07% for 2025 compared to $178,627,000 with an effective rate of 5.24% for 2024. Included in other borrowed funds are the junior subordinated debentures acquired from Service 1st Bancorp ("Service 1st"), subordinated debt, senior debt, advances on lines of credit, advances from the Federal Home Loan Bank (FHLB), and overnight borrowings. The junior subordinated debentures carry a floating rate based on the three month SOFR plus a margin of 1.60%. The rate was 5.77% for 2025 and 7.26% for 2024. The subordinated debt, issued in 2021, bears a fixed interest rate of 3.130% per year. The senior debt has an interest rate of prime less a margin of 0.50%, with cap of 6.75%. Due to the decreases in the prime rate during 2025, the interest rate as of December 31, 2025 was 6.25%. As of December 31, 2025, the Company had an overnight borrowing advance for $73,000,000 outstanding with an interest rate of 4.02%. At December 31, 2024, the Company had an overnight borrowing advance with the FHLB for $35,000,000 with an interest rate of 5.70%.

The cost of all interest-bearing liabilities was 2.36% for 2025, compared to 2.76% and 1.59% for 2024 and 2023, respectively. The cost of total deposits was 1.41% for the year ended December 31, 2025, compared to 1.53% and 0.72% for the years ended December 31, 2024 and 2023, respectively. Average non-interest bearing demand deposits increased $26,518,000 to $1,052,129,000 in 2025 compared to $1,025,611,000 for 2024 and $987,906,000 for 2023. The ratio of average non-interest demand deposits to average total deposits decreased to 34.90% for 2025 compared to 38.62% and 45.84% for 2024 and 2023, respectively.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

NET INTEREST INCOME BEFORE PROVISION FOR CREDIT LOSSES

Net interest income before provision for credit losses for 2025 increased $25,813,000 or 23.39% to $136,180,000 compared to $110,367,000 for 2024. The increase in 2025 was a result of an increase in average assets and from yield changes and asset mix changes. The increase in average earnings assets and liabilities was due to a full year in 2025 from the 2024 merger with Community West Bancshares. The net interest margin (NIM) increased 39 basis points. Yield on interest earning assets increased 20 basis points. The increase in net interest margin in the period-to-period comparison resulted primarily from the increase in yield and volume of loans partially offset by a decrease in the yield and volume of interest-bearing liabilities.

Net interest income before provision for credit losses increased $27,938,000 in 2024 compared to 2023, primarily due yield changes, asset mix changes, and an increase in average earnings assets, offset by an increase in average interest bearing liabilities. Average interest-earning assets were $3,316,150,000 for the year ended December 31, 2025 with a NIM of 4.15% compared to $2,974,451,000 with a NIM of 3.76% in 2024, and $2,347,311,000 with a NIM of 3.58% in 2023. For a discussion of the repricing of our assets and liabilities, refer to Quantitative and Qualitative Disclosure about Market Risk.

NON-INTEREST INCOME

Non-interest income is comprised of customer service charges, gains (losses) on sales and calls of investment securities, income from appreciation in cash surrender value of bank owned life insurance, loan placement fees, Federal Home Loan Bank dividends, and other income. Non-interest income was $10,488,000 in 2025 compared to $6,445,000 and $7,020,000 in 2024 and 2023, respectively. The $4,043,000 or 62.73% increase in non-interest income in 2025 was driven by a decrease of $4,158,000 in net realized losses on sales and calls of investment securities, partially offset by a decrease in other income of $362,000, $340,000 in loan placement fees and a $130,000 decrease in service charge income.

Income from customer service charges increased $230,000 to $2,028,000 in 2025 compared to $1,798,000 in 2024. The increase in service charge fees in 2025 was due to the merger and increased customer base. Service charges were $1,503,000 in 2023.

During the year ended December 31, 2025, we realized net losses on sales and calls of investment securities of $41,000, compared to net losses of $4,199,000 and $907,000 in 2024 and 2023, respectively. The net losses in all years were the results of partial restructuring of the investment portfolio designed to improve the future performance of the portfolio. Realized losses recorded in 2025 and 2024 were the result of strategic decisions to reduce the overall impact of the Company's investment portfolio and fund loan growth. See Note 3 to the audited Consolidated Financial Statements for more detail.

Income from the appreciation in cash surrender value of bank owned life insurance (BOLI) totaled $1,497,000 in 2025 compared to $1,325,000 and $1,035,000 in 2024 and 2023, respectively. The Bank's salary continuation and deferred compensation plans and the related BOLI are used as retention tools for directors and key executives of the Bank.

Interchange fees totaled $1,948,000 in 2025 compared to $2,078,000 and $1,780,000 in 2024 and 2023, respectively.

The Company earns loan placement fees from the brokerage of single-family residential mortgage loans provided for the convenience of our customers. Loan placement fees decreased $340,000 in 2025 to $844,000 compared to $1,184,000 in 2024 and $584,000 in 2023.

The Bank holds stock from the Federal Home Loan Bank in relationship with its borrowing capacity and generally receives quarterly dividends. As of December 31, 2025 and 2024, we held FHLB stock totaling $10,978,000 and $10,978,000, respectively. Dividends in 2025 increased to $960,000 compared to $796,000 in 2024 and $498,000 in 2023.

Other income decreased to $3,094,000 in 2025 compared to $3,456,000 and $2,125,000 in 2024 and 2023, respectively. The decrease in other income is primarily attributed to changes in fair value of other equity investments.

NON-INTEREST EXPENSES

Salaries and employee benefits, occupancy and equipment, regulatory assessments, acquisition and integration-related expenses, data processing expenses, ATM/Debit card expenses, license and maintenance contract expenses, information technology, and professional services (consisting of audit, accounting, consulting and legal fees) are the major categories of non-interest expenses. Non-interest expenses decreased $4,315,000 or 4.56% to $90,386,000 in 2025 compared to $94,701,000 in 2024, and $55,300,000 in 2023. The decreases in various non-interest expense categories consisted of a decrease of $8,816,000 in merger expenses, $588,000 in data processing expense, $435,000 in professional services, and $161,000 in ATM/Debit card expenses in 2025 compared to 2024.

Our efficiency ratio, measured as the percentage of non-interest expenses (exclusive of amortization of core deposit intangibles, other real estate owned, and repossessed asset expenses) to net interest income before provision for credit losses plus non-interest income (exclusive of realized gains or losses on sale and calls of investments) was 61.63% for 2025 compared to 81.07% for 2024 and 61.82% for 2023. The decrease in the efficiency ratio in 2025 compared to 2024 was due to the decrease in non-interest expense.

Salaries and employee benefits increased $1,371,000 or 2.83% to $49,841,000 in 2025 compared to $48,470,000 in 2024 and $31,367,000 in 2023. Full time equivalents were 338 for the year ended December 31, 2025 compared to 356 for the year ended December 31, 2024. The increase in salaries and employee benefits in 2025 compared to 2024 was from the increases in salary to reflect current market conditions.

For the years ended December 31, 2025, 2024, and 2023, the compensation cost recognized for equity-based compensation was $1,158,000, $879,000 and $858,000, respectively. As of December 31, 2025, there was $1,354,000 of total unrecognized compensation cost related to non-vested equity-based compensation arrangements granted under all plans. The cost is expected to be recognized over a weighted average period of 2.13 years. See Notes 1 and 14 to the audited Consolidated Financial Statements for more detail. The Company issued 390,462 options to purchase common stock to previous option holders of Community West Bancshares as part of the merger during 2024. No options to purchase shares of the Company's common stock were issued during the years ending December 31, 2025 and 2023. Restricted common stock awards of 79,033, 72,360, and 69,692 shares were awarded in 2025, 2024, and 2023, respectively.

Occupancy and equipment expense increased $1,951,000 or 20.58% to $11,430,000 in 2025 compared to $9,479,000 in 2024 and $5,726,000 in 2023. The Company made no changes in its depreciation expense methodology. The Company operated 26 full-service offices at December 31, 2025 and 19 full-service offices at December 31, 2024.

Regulatory assessments were $1,994,000 in 2025 compared to $1,837,000 and $1,312,000 in 2024 and 2023, respectively. The assessment base for calculating the amount owed is based on the formula of average assets minus average tangible equity.

Information technology expense increased $1,197,000 to $7,137,000 for the year ended December 31, 2025 compared to $5,940,000 and $3,616,000 in 2024 and 2023, respectively. Data processing expenses were $3,160,000 in 2025 compared to $3,748,000 in 2024 and $2,621,000 in 2023. Professional services decreased $435,000 in 2025 to $2,390,000 compared to $2,825,000 in 2024.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

NON-INTEREST EXPENSES (Continued)

The following table shows significant components of other non-interest expense for the periods indicated:

(Dollars in thousands)	For the Twelve Months Ended December 31,		
	2025	2024	2023
Telephone expenses	$ 949	$ 787	$ 439
Internet banking expense	804	319	158
Donations, including Community Reinvestment Act (CRA) donations	781	701	326
Travel expense	723	537	162
Meetings and meals	682	382	184
Armored car and courier service	573	507	266
General insurance	464	278	255
Business development and entertainment	441	618	210
Stationery and supplies	417	331	153
Remote deposit capture	277	218	163
Operating losses	267	375	214
Alarm and security service expense	234	267	146
Education and training	173	263	220
Association expense	162	145	121
Risk management expense	96	99	142
Service charge fee expense	79	85	101
Other	930	1,622	1,110
Total other non-interest expense	$ 8,052	$ 7,534	$ 4,370

PROVISION FOR INCOME TAXES

Our effective income tax rate was 27.3% for 2025 compared to 30.3% for 2024 and 24.5% for 2023. The Company reported an income tax provision of $14,360,000, $3,332,000, and $8,304,000 for the years ended December 31, 2025, 2024, and 2023, respectively.

Some items of income and expense are recognized in different years for tax purposes than when applying generally accepted accounting principles leading to timing differences between the Company's actual tax liability, and the amount accrued for this liability based on book income. These temporary differences comprise the "deferred" portion of the Company's tax expense or benefit, which is accumulated on the Company's books as a deferred tax asset or deferred tax liability until such time as they reverse.

Realization of the Company's deferred tax assets is primarily dependent upon the Company generating sufficient future taxable income to obtain benefit from the reversal of net deductible temporary differences and the utilization of tax credit carryforwards and the net operating loss carryforwards for Federal and California state income tax purposes. The amount of deferred tax assets considered realizable is subject to adjustment in future periods based on estimates of future taxable income. Under generally accepted accounting principles, a valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax assets will not be realized. The determination of the realization of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, including forecasts of future income, cumulative losses, applicable tax-planning strategies, and assessments of current and future economic and business conditions.

The Company had net deferred tax assets of $37,461,000 and $46,421,000 at December 31, 2025 and 2024, respectively. After consideration of the matters in the preceding paragraph, the Company determined that it is more likely than not that the net deferred tax assets at December 31, 2025 and 2024 will be fully realized in future years.

FINANCIAL CONDITION

SUMMARY OF CHANGES IN CONSOLIDATED BALANCE SHEETS

Total assets were $3,690,317,000 as of December 31, 2025, compared to $3,521,771,000 at December 31, 2024, an increase of 4.79% or $168,546,000. Total gross loans were $2,540,857,000 at December 31, 2025, compared to $2,334,221,000 at December 31, 2024, an increase of $206,636,000 or 8.85%. Total cash and cash equivalents decreased 1.17% or $1,414,000 to $118,984,000 at December 31, 2025 compared to $120,398,000 at December 31, 2024. The investment portfolio decreased 2.77% or $21,734,000 to $763,324,000 at December 31, 2025 compared to $785,058,000 at December 31, 2024. Total deposits increased 6.34% or $184,497,000 to $3,095,274,000 at December 31, 2025, compared to $2,910,777,000 at December 31, 2024. Shareholders' equity increased 12.93% or $46,903,000 to $409,588,000 at December 31, 2025, compared to $362,685,000 at December 31, 2024. The increase in shareholders' equity was driven by the retention of earnings, issuance of common stock, and the change in unrealized loss, partially offset by dividends paid. Accrued interest payable and other liabilities was $42,929,000 at December 31, 2025, compared to $44,978,000 at December 31, 2024, an decrease of 4.56% or $2,049,000.

FAIR VALUE

The Company measures the fair value of its financial instruments utilizing a hierarchical framework associated with the level of observable pricing scenarios utilized in measuring financial instruments at fair value. The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of the observable pricing scenario. Financial instruments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of observable pricing and a lesser degree of judgment utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have little or no observable pricing and a higher degree of judgment utilized in measuring fair value. Observable pricing scenarios are impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction.

See Note 17 of the Notes to Consolidated Financial Statements for additional information about the level of pricing transparency associated with financial instruments carried at fair value.

INVESTMENTS

The following table reflects the balances for each category of securities at year end (in thousands):

Available-for-Sale Securities	Amortized Cost at December 31,		
	2025	2024	2023
U.S. Treasury securities	$ 9,996	$ 9,994	$ 9,990
U.S. Government agencies	66	70	102
Obligations of states and political subdivisions	180,395	183,766	198,070
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	67,588	76,732	88,874
Private label mortgage and asset backed securities	250,575	265,302	372,610
Corporate debt securities	463	470	-
Total Available-for-Sale Securities	$ 509,083	$ 536,334	$ 669,646

Held-to-Maturity Securities	Amortized Cost at December 31,		
	2025	2024	2023
Obligations of states and political subdivisions	$ 192,308	$ 192,156	$ 192,070
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	11,443	11,095	10,758
Private label mortgage and asset backed securities	51,397	53,066	54,579
Corporate debt securities	32,409	46,198	46,086
Total Held-to-Maturity Securities	$ 287,557	$ 302,515	$ 303,493

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

INVESTMENTS (Continued)

Our investment portfolio consists of U.S. Government sponsored entities and agencies collateralized by mortgage backed obligations and obligations of states and political subdivision securities and are classified at the date of acquisition as available-for-sale or held-to-maturity. As of December 31, 2025, investment securities with a fair value of $458,405,000, or 60.05% of our investment securities portfolio, were held as collateral for public funds, short and long-term borrowings, treasury, tax, and for other purposes. Our investment policies are established by the Board of Directors and implemented by our Investment/Asset Liability Committee. They are designed primarily to provide and maintain liquidity, to enable us to meet our pledging requirements for public money and borrowing arrangements, to generate a favorable return on investments without incurring undue interest rate and credit risk, and to complement our lending activities.

The total investment portfolio decreased $21,734,000 to $763,324,000 at December 31, 2025 compared to $785,058,000 at December 31, 2024. The fair value of the available-for-sale investment portfolio reflected a net unrealized loss of $39,673,000 at December 31, 2025, compared to net unrealized losses of $59,221,000 at December 31, 2024 and $49,999,000 at December 31, 2024.

Losses recognized in 2025, 2024, and 2023 were incurred in order to reposition the investment securities portfolio based on the current rate environment. As market interest rates or risks associated with a security's issuer continue to change and impact the actual or perceived values of investment securities, the Company may determine that selling these securities and using proceeds to purchase securities that fit with the Company's current risk profile is appropriate and beneficial to the Company.

The Board and management have had periodic discussions about our strategy for risk management in dealing with potential losses as interest rates rise. We have been managing the portfolio with an objective of optimizing risk and return in various interest rate scenarios. We do not attempt to predict future interest rates, but we analyze the cash flows of our investment portfolio in different interest rate scenarios in connection with the rest of our balance sheet to design an investment portfolio that optimizes performance.

The Company periodically evaluates each investment security for other-than-temporary impairment, relying primarily on industry analyst reports, observation of market conditions and interest rate fluctuations. The portion of the impairment that is attributable to a shortage in the present value of expected future cash flows relative to the amortized cost should be recorded as a current period charge to earnings. The discount rate in this analysis is the original yield expected at time of purchase.

For those bonds that met the evaluation criteria, management obtained and reviewed the most recently published national credit ratings for those bonds. For those bonds that were obligations of states and political subdivisions with an investment grade rating by the rating agencies, management also evaluated the financial condition of the municipality and any applicable municipal bond insurance provider and concluded that no credit related impairment existed. There were no impairment losses recorded during the years ended December 31, 2025, 2024, or 2023.

The amortized cost, maturities and weighted average yield of investment securities at December 31, 2025 are summarized in the following table:

(Dollars in thousands) Available-for-Sale Securities	In one year or less		After one through five years		After five through ten years		After ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Debt securities (1)										
U.S. Treasury securities	$ -	-%	$ 9,996	1.27%	$ -	-%	$ -	-%	$ 9,996	1.27%
U.S. Government agencies	-	-	-	-	-	-	66	3.96	66	3.96
Obligations of states and political subdivisions (2)	-	-	23,830	1.83	20,068	2.81	136,497	2.03	180,395	2.09
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	-	-	7,180	4.33	5,020	1.94	55,388	3.87	67,588	3.77
Private label residential mortgage and asset backed securities	7,047	4.43	2,578	2.59	4,988	3.13	235,962	2.31	250,575	2.39
Corporate Debt Securities	-	-	463	10.22	-	-	-	-	463	10.22
	$ 7,047	4.43%	$ 44,047	2.24%	$ 30,076	2.72%	$ 427,913	2.43%	$ 509,083	2.45%

(Dollars in thousands) Held-to-Maturity Securities	In one year or less		After one through five years		After five through ten years		After ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Debt securities (1)										
Obligations of states and political subdivisions (2)	$ -	-%	$ 29,165	3.48%	$ 63,908	3.41%	$ 99,235	3.22%	$ 192,308	3.32%
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	-	-	-	-	-	-	11,443	3.11%	11,443	3.11%
Private label residential mortgage and asset backed securities	-	-	-	-	-	-	51,397	3.61%	51,397	3.61%
Corporate Debt Securities	-	-	5,846	7.08%	26,563	4.40%	-	-	32,409	4.88%
	$ -	-%	$ 35,011	4.08%	$ 90,471	3.70%	$ 162,075	3.33%	$ 287,557	3.54%

(1) Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties. Expected maturities will also differ from contractual maturities due to unscheduled principal pay downs.

(2) Not computed on a tax equivalent basis.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

LOANS

Total loans, net of discounts, deferred costs, and allowance for credit losses increased $202,368,000 or 8.77% to $2,510,786,000 as of December 31, 2025, compared to $2,308,418,000 as of December 31, 2024.

The following table sets forth information concerning the composition of our loan portfolio as of December 31, 2025, 2024, 2023, 2022, and 2021.

Loan Type (Dollars in thousands)	2025 Amount	2025 % of Gross Loans	2024 Amount	2024 % of Total Loans	2023 Amount	2023 % of Total Loans	2022 Amount	2022 % of Total Loans	2021 Amount	2021 % of Total Loans
Commercial:										
Commercial and industrial	$ 156,744	6.2%	$ 143,422	6.1%	$ 105,466	8.2%	$ 141,197	11.3%	$ 136,600	13.2%
Agricultural production	34,152	1.3%	37,323	1.6%	33,556	2.6%	37,007	2.9%	40,860	3.9%
Total commercial	190,896	7.5%	180,745	7.7%	139,022	10.8%	178,204	14.2%	177,460	17.1%
Real estate:										
Construction & other land loans	80,452	3.2%	67,869	2.9%	33,472	2.6%	109,175	8.7%	61,586	5.9%
Commercial real estate—owner occupied	368,604	14.5%	323,188	13.9%	215,146	16.7%	194,663	15.5%	212,234	20.4%
Commercial real estate—non-owner occupied	992,486	39.1%	913,165	39.2%	539,522	41.9%	464,809	37.0%	369,529	35.6%
Farmland	142,100	5.6%	139,815	6.0%	120,674	9.4%	119,648	9.5%	98,481	9.5%
Multi-family residential	199,123	7.8%	133,595	5.7%	61,307	4.8%	24,586	2.0%	26,084	2.5%
1-4 family—close-ended	111,741	4.4%	123,445	5.3%	96,558	7.5%	93,510	7.5%	33,377	3.2%
1-4 family—revolving	39,818	1.6%	35,421	1.5%	27,648	2.1%	30,071	2.4%	22,246	2.1%
Total real estate	1,934,324	76.1%	1,736,498	74.5%	1,094,327	84.9%	1,036,462	82.6%	823,537	79.3%
Consumer:										
Manufactured housing	322,761	12.7%	-	-%	-	-%	-	-%	-	-%
Other installment	92,589	3.6%	415,102	17.8%	55,606	4.3%	40,252	3.2%	37,243	3.6%
Total consumer	415,350	16.3%	415,102	17.8%	55,606	4.3%	40,252	3.2%	37,243	3.6%
Total loans, net of discount	2,540,570	100.0%	2,332,345	100.0%	1,288,955	100.0%	1,254,918	100.0%	1,038,240	100.0%
Net deferred origination fees	287		1,876		1,842		1,386		871	
Loans, net of discount and deferred origination fees	2,540,857		2,334,221		1,290,797		1,256,304		1,039,111	
Allowance for credit losses	(30,071)		(25,803)		(14,653)		(10,848)		(9,600)	
Total loans, net (1)	$2,510,786		$2,308,418		$1,276,144		$1,245,456		$1,029,511	
(1) Includes nonaccrual loans of:	$ 6,955		$ 6,461		$ -		$ -		$ 946	

At December 31, 2025, loans acquired in the CWB, FLB, SVB, and VCB acquisitions had a balance of $903,849,000, of which $30,218,000 were commercial loans, $563,980,000 were real estate loans, and $309,651,000 were consumer loans. At December 31, 2024, the acquired loans had a balance of $1,054,668,000, of which $39,237,000 were commercial loans, $654,181,000 were real estate loans, and $361,250,000 were consumer loans.

At December 31, 2025, in management's judgment, a concentration of loans existed in real estate-related loans, representing 76.1% of total loans. This level of concentration is consistent with a concentration of 74.4% at December 31, 2024. The reduction in the concentration of real-estate related loans was primarily due to the merger which added more diversification of loan types through the acquired manufactured housing portfolio, which is a non-real estate consumer product. We believe that our commercial real estate loan underwriting policies and practices result in prudent extensions of credit, but recognize that our lending activities result in relatively high reported commercial real estate lending levels. Although we believe the loans within this real estate concentration have no more than the normal risk of collectability, a substantial decline in the performance of the economy in general or a decline in real estate values in our primary market areas, in particular, could have an adverse impact on collectability, increase the level of real estate-related nonperforming loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In order to mitigate these risks, the Board reviews and approves concentration limits proposed by management. Exceptions to limitations of concentrations are reported to the Board of Directors at least quarterly. Additionally, the Company maintains policy guidelines for maximum loan to value ratios to mitigate the risk of general declines in real estate values. The Company performs regular risk assessments, portfolio monitoring of loans, and stress tests as part of its risk management policies to identify any negative trends within the portfolio. Within the commercial real estate portfolio, there is diversification of collateral type and geography throughout our footprint. The Company did not engage in any sub-prime mortgage lending activities during the years ended December 31, 2025 and 2024.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

LOANS (Continued)

The following table presents the commercial real estate owner and non-owner occupied loan balances, associated percentage of commercial real estate concentrations of those sub-categories by collateral type as of the dates indicated:

	December 31, 2025		December 31, 2024	
(Dollars in thousands)	Loan Balance	% of Category	Loan Balance	% of Category
Commercial real estate—owner occupied				
Office	$ 56,565	15.35%	59,952	18.55%
Industrial & warehouse	104,427	28.33%	86,873	26.88%
Retail	46,300	12.56%	35,042	10.84%
Gas Stations	65,985	17.90%	60,503	18.72%
Restaurants	22,054	5.98%	15,534	4.81%
Other	73,273	19.88%	65,284	20.20%
Total	$ 368,604	100.00%	323,188	100.00%
Commercial real estate—non-owner occupied				
Office	$ 317,917	32.03%	253,883	27.80%
Industrial & warehouse	161,466	16.27%	153,192	16.78%
Retail	229,954	23.17%	188,464	20.64%
Hospitality	186,599	18.80%	163,961	17.96%
Other	96,550	9.73%	153,665	16.84%
Total	$ 992,486	100.00%	913,165	100.00%

LOAN MATURITIES

The following table presents repricing data for our gross loans portfolio, broken out by loan type and repricing interval. This table provides insight into the timing of interest rate resets across different loan categories, offering a more detailed view of the portfolio's sensitivity to changes in market rates:

Loan Type (Dollars in thousands)	3 months or less	3-12 months	1-3 Years	3-5 Years	5-15 Years	Over 15 years	Total
Commercial:							
Commercial and industrial	$ 79,995	$ 11,730	$ 18,332	$ 32,904	$ 12,038	$ 1,745	$ 156,744
Agricultural production	32,497	5	188	1,448	-	14	34,152
Total commercial	112,492	11,735	18,520	34,352	12,038	1,759	190,896
Real estate:							
Construction & other land loans	$ 74,741	$ 3,300	$ 2,212	$ 199	$ -	$ -	80,452
Commercial real estate—owner occupied	25,027	43,434	72,753	161,712	65,678	-	368,604
Commercial real estate—non-owner occupied	90,552	122,326	216,731	348,085	214,792	-	992,486
Farmland	13,387	19,214	27,660	59,505	21,688	646	142,100
Multi-family residential	31,739	11,118	54,204	65,985	36,077	-	199,123
1-4 family – close-ended	14,684	9,116	11,883	10,541	9,256	56,261	111,741
1-4 family – revolving	36,699	-	-	32	3,087	-	39,818
Total real estate	286,829	208,508	385,443	646,059	350,578	56,907	1,934,324
Consumer:							
Manufactured housing	$ 2,543	$ 55,922	$ 29,851	$ 25,741	$ 62,053	$ 146,651	322,761
Other installment loans	270	440	1,152	2,511	88,010	206	92,589
Total consumer	2,813	56,362	31,003	28,252	150,063	146,857	415,350
Gross loans	$ 402,134	$ 276,605	$ 434,966	$ 708,663	$ 512,679	$ 205,523	$ 2,540,570
% of total	15.83%	10.89%	17.12%	27.89%	20.18%	8.09%	100.00%

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

LOAN MATURITIES (Continued)

The following table presents information concerning loan maturities and sensitivity to changes in interest rates of the indicated categories of our loan portfolio, as well as loans in those categories maturing after one year that have fixed or floating interest rates at December 31, 2025.

(Dollars in thousands)	One Year or Less	After One Through Five Years	After Five Through Fifteen Years	After Fifteen Years	Total
Loan Maturities:					
Commercial and agricultural	$ 58,425	$ 101,003	$ 29,459	$ 2,009	$ 190,896
Real estate construction and other land loans	47,475	32,214	640,000	123	80,452
Other real estate	107,970	549,564	969,304	227,034	1,853,872
Manufactured housing	28,000	2,362	30,242	290,129	322,761
Other installment	622	3,738	88,010	219	92,589
Total loans, net of discount	$ 214,520	$ 688,881	$ 1,117,655	$ 519,514	$ 2,540,570
Sensitivity to Changes in Interest Rates:					
Loans with fixed interest rates	$ 65,565	$ 359,082	$ 400,206	$ 205,524	$ 1,030,377
Loans with floating interest rates (1)	148,955	329,799	717,449	313,990	1,510,193
Total loans, net of discount	$ 214,520	$ 688,881	$ 1,117,655	$ 519,514	$ 2,540,570
(1) Includes floating rate loans which are currently at their floor rate in accordance with their respective loan agreement	$ 69,748	$ 105,675	$ 401,264	$ 154,157	$ 730,844

NONPERFORMING ASSETS

Nonperforming assets consist of nonperforming loans, other real estate owned (OREO), and repossessed assets. Nonperforming loans are those loans which have (i) been placed on nonaccrual status; (ii) been classified as doubtful under our asset classification system; or (iii) become contractually past due 90 days or more with respect to principal or interest and have not been restructured or otherwise placed on nonaccrual status. A loan is classified as nonaccrual when 1) it is maintained on a cost recovery method because of deterioration in the financial condition of the borrower; 2) payment in full of principal or interest under the original contractual terms is not expected; or 3) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection. We measure all loans placed on nonaccrual status for impairment based on the fair value of the underlying collateral or the net present value of the expected cash flows.

Our consolidated financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans. Interest income from nonaccrual loans is recorded only if collection of principal in full is not in doubt and when cash payments, if any, are received.

Loans are placed on nonaccrual status and any accrued but unpaid interest income is reversed and charged against income when the payment of interest or principal is 90 days or more past due. Loans in the nonaccrual category are treated as nonaccrual loans even though we may ultimately recover all or a portion of the interest due. These loans return to accrual status when the loan becomes contractually current, future collectability of amounts due is reasonably assured, and a minimum of six months of satisfactory principal repayment performance has occurred. See Note 4 of the Company's audited Consolidated Financial Statements in Item 8 of this Annual Report.

At December 31, 2025, there were $6.96 million nonperforming assets compared to $6.46 million as of December 31, 2024. Total nonperforming assets at December 31, 2025, included $6.96 million nonaccrual loans, no OREO, and $34,000 in repossessed assets. See Note 4 of the Company's audited Consolidated Financial Statements in Item 8 of this Annual Report concerning our recorded investment in loans for which impairment has been recognized.

A summary of nonaccrual, restructured, and loans past due by more than 90 days at December 31, 2025, 2024, 2023, 2022, and 2021 is set forth below. The Company had no loans past due more than 90 days and still accruing interest at December 31, 2025 and 2024. Management is not aware of any potential problem loans, which were current and accruing at December 31, 2025, where serious doubt existed as to the ability of the borrower to comply with the present repayment terms. Management can give no assurance that nonaccrual and other nonperforming loans will not increase in the future.

NONPERFORMING ASSETS (Continued)

Composition of Nonaccrual, Past Due 90 Days or More, and Restructured Loans

(As of December 31, Dollars in thousands)	2025	2024	2023	2022	2021
Nonaccrual loans:					
Commercial:					
Commercial and industrial	$ 1,533	$ 120	$ -	$ -	312
Agricultural production	-	-	-	-	634
Real estate:					
Construction and other land loans	-	2,335	-	-	-
Commercial real estate—owner occupied	101	2,398	-	-	-
Commercial real estate—non-owner occupied	530	378	-	-	-
Farmland	1,525	-	-	-	-
1-4 family	1,697	-	-	-	-
Consumer:					
Manufactured housing	1,485	1,215	-	-	-
Consumer and installment	84	15	-	-	-
Restructured loans (non-accruing):					
Equity loans and line of credit	-	-	-	-	-
Total nonaccrual	6,955	6,461	-	-	946
Accruing loans past due 90 days or more	-	-	-	-	-
Total nonperforming loans	$ 6,955	$ 6,461	$ -	$ -	$ 946
Interest foregone	$ 400	$ 234	$ -	$ 132	$ 99
Ratio of nonaccrual/nonperforming loans to total loans	0.27%	0.28%	-%	-%	0.09%
Ratio of allowance for credit losses to nonaccrual/nonperforming loans	432.37%	399.37%	NM	NM	539.28%

OREO represents real property taken either through foreclosure or through a deed in lieu thereof from the borrower. OREO is carried at the lesser of cost or fair market value less selling costs. As of December 31, 2025 and 2024, the Bank had no OREO properties. The Company held $34,000 and $0 in repossessed assets at December 31, 2025 and 2024, which would be included in other assets on the consolidated balance sheets.

ALLOWANCE FOR CREDIT LOSSES

We have established a methodology for determining the adequacy of the allowance for credit losses made up of collective and individually evaluated loans. The methodology is set forth in a formal policy and takes into consideration the need for an overall allowance for credit losses as well as specific allowances for individually evaluated loans. The allowance for credit losses is an estimate of expected credit losses in the Company's loan portfolio.

The measurement of the allowance for credit losses on collectively evaluated loans is based on modeled expectations of lifetime expected credit losses utilizing national and local peer group historical losses, weighting of economic scenarios, and other relevant factors. The Company incorporates forward-looking information using macroeconomic scenarios, which include variables that are considered key drivers of credit losses within the portfolio. The Company uses a probability-weighted, multiple scenario forecast approach. These scenarios may consist of a base forecast representing the most likely scenario, or baseline, combined with downside and upside scenarios reflecting possibly worsening or improving economic conditions.

In originating loans, we recognize that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the collateral securing the loan. The allowance is increased by provisions charged against earnings and recoveries, and reduced by net loan charge-offs. Loans are charged off when they are deemed to be uncollectible, or partially charged off when portions of a loan are deemed to be uncollectible. Recoveries are generally recorded only when cash payments are received.

The allowance for credit losses is maintained to cover lifetime expected credit losses in the loan portfolio. The responsibility for the review of our assets and the determination of the adequacy lies with management and our Audit/Compliance Committee. They delegate the authority to the Chief Credit Officer (CCO) to determine the loss reserve ratio for each type of asset and to review, at least quarterly, the adequacy of the allowance based on an evaluation of the portfolio, past experience, prevailing market conditions, economic scenarios, amount of government guarantees, concentration in loan types and other relevant factors.

Management adheres to an internal asset review system designed to provide for timely recognition of problem assets and adequate valuation allowances of collateral dependent loans. The Company's asset monitoring process includes the use of asset classifications to segregate the assets, largely loans and real estate, into various risk categories. The Company uses the various asset classifications as a means of measuring risk and determining the adequacy of valuation allowances by using a nine-grade system to classify assets. In general, all credit facilities exceeding 90 days of delinquency require classification and are placed on nonaccrual.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table summarizes the Company's loan loss experience, as well as provisions and recoveries (charge-offs) to the allowance and certain pertinent ratios for the periods indicated:

(Dollars in thousands)	2025	2024	2023	2022	2021
Gross loans outstanding at December 31,	$ 2,540,570	$ 2,332,345	$ 1,288,955	$ 1,254,918	$ 1,038,240
Average loans outstanding during the year	$ 2,394,887	$ 1,978,386	$ 1,263,226	$ 1,133,919	$ 1,069,653
Allowance for credit losses:					
Balance at beginning of year	$ 25,803	$ 14,653	$ 10,848	$ 9,600	$ 12,915
Impact of adoption of ASU 2016-13	-	-	3,910	-	-
Allowance for PCD loans	-	821	-	-	-
Loans charged off:					
Commercial	(169)	(170)	(636)	(27)	(46)
Agricultural production	-	(507)	-	-	-
Real estate construction and other land loans	-	-	-	-	-
Consumer	(222)	(132)	(53)	(151)	(221)
Total loans charged off	(391)	(809)	(689)	(178)	(267)
Recoveries of loans previously charged off:					
Commercial	210	64	609	367	701
Commercial real estate	50	60	-	-	319
1-4 family real estate	70	72	15	-	-
Consumer	129	150	45	59	232
Total recoveries	459	346	669	426	1,252
Net recoveries (charge-offs)	68	(463)	(20)	248	985
Provision (credit) for credit losses	4,200	10,792	(85)	1,000	(4,300)
Balance at end of year	$ 30,071	$ 25,803	$ 14,653	$ 10,848	$ 9,600
Allowance for credit losses as a percentage of outstanding loan balance	1.18%	1.11%	1.14%	0.86%	0.92%
Net recoveries (charge-offs) to average loans outstanding	-%	(0.02)%	-%	0.02%	0.09%

Managing credits identified through the risk evaluation methodology includes developing a business strategy with the customer to mitigate our losses. Management continues to monitor these credits with a view to identifying as early as possible when, and to what extent, additional provisions may be necessary.

The allowance for credit losses is reviewed at least quarterly by the Company's Board of Directors' Audit/Compliance Committee. Reserves are allocated to loan portfolio segments using percentages which are based on both historical risk elements such as delinquencies and losses and predictive risk elements such as economic, competitive and environmental factors. We have adopted the specific reserve approach to allocate reserves to each individually analyzed asset for the purpose of estimating potential loss exposure. Although the allowance for credit losses is allocated to various portfolio categories, it is general in nature and available for the loan portfolio in its entirety. Additions may be required based on the results of independent loan portfolio examinations, regulatory agency examinations, or our own internal review process. Additions are also required when, in management's judgment, the reserve does not properly reflect the potential loss exposure.

ALLOWANCE FOR CREDIT LOSSES (Continued)

The allocation of the allowance for credit losses is set forth below:

Loan Type (Dollars in thousands)	2025 Amount	Percent of Loans to Total Loans	2024 Amount	Percent of Loans to Total Loans	2023 Amount	Percent of Loans to Total Loans	2022 Amount	Percent of Loans to Total Loans	2021 Amount	Percent of Loans to Total Loans
Commercial:										
Commercial and industrial	$ 2,212	6.17%	$ 1,363	6.14%	$ 948	8.20%	$ 1,585	11.20%	$ 1,689	13.10%
Agricultural production	535	1.34%	389	1.60%	527	2.60%	229	2.90%	320	3.90%
Real estate:										
Construction & other land loans	1,751	3.17%	2,060	2.91%	848	2.60%	1,678	8.70%	812	5.90%
Commercial real estate—owner occupied	3,492	14.51%	3,253	13.85%	1,945	16.70%	814	15.40%	1,355	20.50%
Commercial real estate—non-owner occupied	11,102	39.07%	10,014	39.11%	5,574	41.79%	4,388	37.00%	3,805	35.60%
Farmland	1,423	5.59%	1,393	5.99%	1,254	9.30%	863	9.50%	697	9.50%
Multi-family residential	2,175	7.84%	1,486	5.72%	642	4.70%	60	2.00%	72	2.50%
1-4 family—close-ended	1,481	4.40%	1,625	5.29%	1,444	7.60%	465	7.60%	138	3.20%
1-4 family—revolving	892	1.57%	686	1.52%	520	2.10%	142	2.40%	118	2.10%
Consumer:										
Manufactured housing	3,692	12.70%	2,147	13.81%	-	-%	-	-%	-	-%
Other installment	1,316	3.64%	1,387	3.98%	951	4.31%	284	3.20%	314	3.60%
Deferred loan fees, net		-%		0.08%		0.10%		0.10%		0.10%
Unallocated reserves	-	-%	-	-%		-%	340	-%	280	-%
Total allowance for credit losses	$ 30,071	100.00%	$ 25,803	100.00%	$ 14,653	100.00%	$ 10,848	100.00%	$ 9,600	100.00%

Loans are charged to the allowance for credit losses when the loans are deemed uncollectible. It is the policy of management to make additions to the allowance so that it remains adequate to cover all expected lifetime loan losses that exist in the portfolio at that time.

As of December 31, 2025, the allowance for credit losses (ACL) was $30,071,000, compared to $25,803,000 at December 31, 2024, a net increase of $4,268,000. Net recoveries totaled $68,000 for the twelve months ended December 31, 2025.

The balance of classified loans and loans graded special mention totaled $78,796,000 and $54,155,000 at December 31, 2025 and $44,294,000 and $17,384,000 at December 31, 2024, respectively. The balance of undisbursed commitments to extend credit on construction and other loans and letters of credit was $491,413,000 as of December 31, 2025, compared to $413,973,000 as of December 31, 2024. At December 31, 2025 and 2024, the balance of a contingent allocation for probable loan loss experience on unfunded obligations was $1,325,000 and $1,055,000, respectively. The contingent allocation for probable loan loss experience on unfunded obligations is calculated by management using appropriate, systematic, and consistently applied processes. While related to credit losses, this allocation is not a part of ACL and is considered separately as a liability for accounting and regulatory reporting purposes. Risks and uncertainties exist in all lending transactions and our management and Directors' Loan Committee have established reserve levels based on economic uncertainties and other risks that exist as of each reporting period.

The ACL as a percentage of total loans was 1.18% at December 31, 2025, and 1.11% at December 31, 2024. Total loans include CWBC, FLB, SVB and VCB loans that were recorded at fair value in connection with the acquisitions of $903.8 million at December 31, 2025 and $1.1 billion at December 31, 2024.

Assumptions regarding the collateral value of various under-performing loans may affect the level and allocation of the allowance for credit losses in future periods. The allowance may also be affected by trends in the amount of charge-offs experienced or expected trends within different loan portfolios. However, the total reserve rates on collectively evaluated loan pools include quantitative factors which are systematically derived and consistently applied to reflect conservatively estimated losses at the date of the financial statements. Based on the above considerations and given recent changes in historical charge-off rates included in the ACL modeling and the changes in other factors, management determined that the ACL was appropriate as of December 31, 2025.

There were $6.96 million non-performing loans as of December 31, 2025 and $6.46 million as of December 31, 2024. The Company had no other real estate owned at December 31, 2025 or December 31, 2024. There were $34,000 and $0 in foreclosed assets recorded at December 31, 2025 and December 31, 2024, respectively. Management believes the ACL at December 31, 2025 is adequate based upon its ongoing analysis of the loan portfolio, historical loss trends and other factors. However, no assurance can be given that the Company may not sustain charge-offs which are in excess of the allowance in any given period.

GOODWILL AND INTANGIBLE ASSETS

Business combinations involving the Bank's acquisition of the equity interests or net assets of another enterprise give rise to goodwill. Total goodwill at December 31, 2025 was $96,828,000 consisting of $43,051,000, $13,466,000, $10,394,000, $6,340,000, $14,643,000 and $8,934,000 representing the excess of the cost of CWBC, FLB, SVB, VCB, Service 1st, and Bank of Madera County, respectively, over the net amounts assigned to assets acquired and liabilities assumed in the transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisitions and is not deductible for tax purposes. The fair values of assets acquired and liabilities assumed are subject to adjustment during the first twelve months after the acquisition date if additional information becomes available to indicate a more accurate or appropriate value for an asset or liability. A significant decline in net earnings, among other factors, could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed at least annually for impairment.

Management performed an annual impairment test in the third quarter of 2025 utilizing various qualitative factors. Management believes these factors are sufficient and comprehensive and as such, no further factors need to be assessed at this time. Based on management's analysis performed, no impairment was required.

GOODWILL AND INTANGIBLE ASSETS (Continued)

Goodwill is also assessed for impairment between annual tests if a triggering event occurs or circumstances change that may cause the fair value of a reporting unit to decline below its carrying amount. Management considers the entire Company to be one reporting unit. No such events or circumstances arose during for the twelve months ended December 31, 2025. Changes in the economic environment, operations of the reporting unit or other adverse events could result in future impairment charges which could have a material adverse impact on the Company's operating results.

Intangible assets were represented by the estimated fair value of the core deposit relationships acquired in the 2024 acquisition of CWBC of $10,019,000. Core deposit intangibles were being amortized using the straight-line method over an estimated life of ten years from the date of acquisition. The carrying value of intangible assets at December 31, 2025 was $$8,266,000, net of $1,002,000 in accumulated amortization expense. The carrying value of intangible assets at December 31, 2024 was $9,268,000, net of $751,000 in accumulated amortization expense. Management evaluates the remaining useful life to determine whether events or circumstances warrant a revision to the remaining periods of amortization. Based on prior evaluations, no changes to the remaining useful life was required. Amortization expense recognized was $1,002,000 for 2025, $751,000 for 2024 and $68,000 for 2023.

DEPOSITS AND BORROWINGS

The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits. All of a depositor's accounts at an insured depository institution, including all non-interest bearing transactions accounts, will be insured by the FDIC up to the standard maximum deposit insurance amount of $250,000 for each deposit insurance ownership category.

Total deposits increased $184,497,000 or 6.34% to $3,095,274,000 as of December 31, 2025, compared to $2,910,777,000 as of December 31, 2024. Interest-bearing deposits increased $106,556,000 or 5.52% to $2,036,509,000 as of December 31, 2025, compared to $1,929,953,000 as of December 31, 2024. Non-interest bearing deposits increased $77,941,000 or 7.95% to $1,058,765,000 as of December 31, 2025, compared to $980,824,000 as of December 31, 2024. Average non-interest bearing deposits to average total deposits was 34.90% for the twelve months ended December 31, 2025 compared to 38.62% for the same period in 2024. Based on FDIC deposit market share information published as of June 2025, our total market share of deposits in Fresno, Madera, San Joaquin, and Tulare counties was 4.41% in 2025 compared to 4.10% in 2024. Our total market share of deposits in San Luis Obispo, Santa Barbara, and Ventura counties was 1.21% in 2024. Our total market share of deposits in Merced County was 1.60% as of June 2025. Our total market share in the other counties as of June 2025 and 2024 we operate in (Kern, Placer, Sacramento, and Stanislaus) was less than 1.00%.

The composition of the deposits and average interest rates paid at December 31, 2025 and December 31, 2024 is summarized in the table below.

(Dollars in thousands)	December 31, 2025	% of Total Deposits	Effective Rate	December 31, 2024	% of Total Deposits	Effective Rate
Savings and NOW accounts	$ 674,704	21.8%	0.73%	$ 643,524	22.1%	0.28%
MMA accounts	858,354	27.7%	2.31%	843,145	29.0%	2.67%
Time deposits	503,451	16.3%	3.79%	443,284	15.2%	4.85%
Total interest-bearing	2,036,509	65.8%	2.17%	1,929,953	66.3%	2.49%
Non-interest bearing	1,058,765	34.2%		980,824	33.7%	
Total deposits	$ 3,095,274	100.0%		$ 2,910,777	100.0%	

We have no known foreign deposits. The following table sets forth the average amount of and the average rate paid on certain interest-bearing deposit categories which were in excess of 10% of average total deposits for the years ended December 31, 2025, 2024, and 2023.

(Dollars in thousands)	2025 Balance	2025 Rate	2024 Balance	2024 Rate	2023 Balance	2023 Rate
Savings and NOW accounts	$ 616,825	0.73%	$ 481,447	0.30%	$ 473,102	0.13%
MMA accounts	$ 868,971	2.31%	$ 759,203	2.67%	$ 531,013	1.68%
Time deposits	$ 476,607	3.79%	$ 389,667	4.85%	$ 163,220	3.68%
Total interest-bearing deposits	$ 1,962,403	2.17%	$ 1,630,317	2.49%	$ 1,167,335	1.33%

The following table sets forth the maturity of time certificates of deposit and other time deposits of $250,000 or more at December 31, 2025.

(In thousands)	
Three months or less	$ 28,027
Over 3 through 12 months	28,997
Over 1 year through 3 years	5,110
Over 3 years	323
	$ 62,457

As of December 31, 2025, the Company had $398,298,000 in brokered time deposits compared to $329,761,000 as of December 31, 2024.

As of December 31, 2025 and December 31, 2024, uninsured deposits totaled $1,185,000,000 and $1,029,929,000, respectively.

We maintain a line of credit with the FHLB collateralized by government securities and loans. Refer to Liquidity section below for further discussion of FHLB advances. The Bank had unsecured lines of credit with its correspondent banks which, in the aggregate, amounted to $110,000,000 at December 31, 2025 and 2024, at interest rates which vary with market conditions. As of December 31, 2025 and 2024, the Company had $73,000,000 and $35,000,000 in overnight borrowings.

The Company's uninsured balances with correspondent banks totaled $18,157,000 and $14,263,000 at December 31, 2025 and 2024, respectively.

CAPITAL RESOURCES

Capital serves as a source of funds and helps protect depositors and shareholders against potential losses. Historically, the primary sources of capital for the Company have been internally generated capital through retained earnings and the issuance of common and preferred stock.

The Company has historically maintained substantial levels of capital. The assessment of capital adequacy is dependent on several factors including asset quality, earnings trends, liquidity and economic conditions. Maintenance of adequate capital levels is integral to providing stability to the Company. The Company needs to maintain substantial levels of regulatory capital to give it maximum flexibility in the changing regulatory environment and to respond to changes in the market and economic conditions.

Our shareholders' equity was $409,588,000 as of December 31, 2025, compared to $362,685,000 as of December 31, 2024. The increase in shareholders' equity is the result of an increase in comprehensive income of $15,491,000, the increase in retained earnings from our net income of $38,168,000, the effect of share-based compensation expense of $1,158,000, proceeds from stock options exercised of $1,093,000, and stock issued under our employee stock purchase plan of $306,000. These increases were partially offset by the payment of common stock cash dividends of $9,162,000 and repurchase of common stock of $151,000.

During 2025, the Bank declared and paid cash dividends to the Company in the amount of $14,200,000 in connection with the cash dividends to the Company's shareholders, and expenditures paid by the Company, approved by the Company's Board of Directors. The Company declared and paid a total of $9,162,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2025. During the year ended December 31, 2025, the Company repurchased and retired common stock in the amount of $151,000 in connection with amounts withheld for the vesting of equity awards for tax obligations.

During 2024, the Bank declared and paid cash dividends to the Company in the amount of $14,000,000 in connection with the cash dividends to the Company's shareholders, and expenditures paid by the Company, approved by the Company's Board of Directors. The Company declared and paid a total of $8,230,000 or $0.48

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

CAPITAL RESOURCES (Continued)

per common share cash dividend to shareholders of record during the year ended December 31, 2024. During the year ended December 31, 2024, the Company repurchased and retired common stock in the amount of $38,000.

During 2023, the Bank declared and paid cash dividends to the Company in the amount of $6,963,000 in connection with the cash dividends to the Company's shareholders, and expenditures paid by the Company, approved by the Company's Board of Directors. The Company declared and paid a total of $5,657,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2023. During the year ended December 31, 2023, the Company repurchased and retired common stock in the amount of $1,000.

The following table sets forth certain financial ratios for the years ended December 31, 2025, 2024, and 2023.

	2025	2024	2023
Net income:			
To average assets	1.07%	0.24%	1.04%
To average shareholders' equity	9.92%	2.42%	13.81%
Dividends declared per share to net income per share	23.88%	106.67%	22.12%
Average shareholders' equity to average assets	10.75%	9.94%	7.51%

Management considers capital requirements as part of its strategic planning process. The strategic plan calls for continuing increases in assets and liabilities, and the capital required may therefore be in excess of retained earnings. The ability to obtain capital is dependent upon the capital markets as well as our performance. Management regularly evaluates sources of capital and the timing required to meet its strategic objectives.

The Board of Governors, the FDIC and other federal banking agencies have issued risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are reported as off-balance-sheet items.

The following table presents the Company's regulatory capital ratios as of December 31, 2025 and December 31, 2024:

(Dollars in thousands)	Actual Ratio		Minimum regulatory requirement (1)	
	Amount	Ratio	Amount	Ratio
December 31, 2025				
Tier 1 Leverage Ratio	$ 349,430	9.80%	142,632	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 344,430	11.56%	134,072	4.50%
Tier 1 Risk-Based Capital Ratio	$ 349,430	11.73%	178,762	6.00%
Total Risk-Based Capital Ratio	$ 416,145	13.97%	238,350	8.00%
December 31, 2024				
Tier 1 Leverage Ratio	$ 316,343	9.17%	138,018	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 311,343	11.15%	125,632	4.50%
Tier 1 Risk-Based Capital Ratio	$ 316,343	11.33%	167,510	6.00%
Total Risk-Based Capital Ratio	$ 379,091	13.58%	223,346	8.00%

The following table presents the Bank's regulatory capital ratios as of December 31, 2025 and December 31, 2024:

(Dollars in thousands)	Actual Ratio		Minimum regulatory requirement (1)		Minimum requirement for "Well-Capitalized" Institution	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2025						
Tier 1 Leverage Ratio	$ 407,337	11.44%	$ 142,447	4.00%	$ 178,059	5.00%
Common Equity Tier 1 Ratio (CET 1)	$ 407,337	13.70%	$ 133,839	7.00%	$ 193,324	6.50%
Tier 1 Risk-Based Capital Ratio	$ 407,337	13.70%	$ 178,453	8.50%	$ 237,937	8.00%
Total Risk-Based Capital Ratio	$ 439,173	14.77%	$ 237,937	10.50%	$ 297,421	10.00%
December 31, 2024						
Tier 1 Leverage Ratio	$ 377,411	11.04%	$ 138,031	4.00%	$ 172,539	5.00%
Common Equity Tier 1 Ratio (CET 1)	$ 377,411	13.54%	$ 125,474	7.00%	$ 181,240	6.50%
Tier 1 Risk-Based Capital Ratio	$ 377,411	13.54%	$ 167,299	8.50%	$ 223,065	8.00%
Total Risk-Based Capital Ratio	$ 405,425	14.54%	$ 223,065	10.50%	$ 278,831	10.00%

(1) The minimum regulatory requirement threshold includes the capital conservation buffer of 2.50%.

The Company succeeded to all of the rights and obligations of the Service 1st Capital Trust I, a Delaware business trust, in connection with the acquisition of Service 1st as of November 12, 2008. The Trust was formed on August 17, 2006 for the sole purpose of issuing trust preferred securities fully and unconditionally guaranteed by Service 1st. Under applicable regulatory guidance, the amount of trust preferred securities that is eligible as Tier 1 capital is limited to 25% of the Company's Tier 1 capital on a pro forma basis. At December 31, 2025, all of the trust preferred securities that have been issued qualify as Tier 1 capital. The trust preferred securities mature on October 7, 2036, are redeemable at the Company's option beginning five years after issuance, and require quarterly distributions by the Trust to the holder of the trust preferred securities at a variable interest rate which will adjust quarterly to equal the three-month SOFR plus 1.60%.

The Trust used the proceeds from the sale of the trust preferred securities to purchase approximately $5,155,000 in aggregate principal amount of Service 1st's junior subordinated notes (the Notes). The Notes bear interest at the same variable interest rate during the same quarterly periods as the trust preferred securities. The Notes are redeemable by the Company on any January 7, April 7, July 7, or October 7 on or after October 7, 2012 or at any time within 90 days following the occurrence of certain events, such as: (i) a change in the regulatory capital treatment of the Notes (ii) in the event the Trust is deemed an investment company or (iii) upon the occurrence of certain adverse tax events. In each such case, the Company may redeem the Notes for their aggregate principal amount, plus any accrued but unpaid interest.

The Notes may be declared immediately due and payable at the election of the trustee or holders of 25% of the aggregate principal amount of outstanding Notes in the event that the Company defaults in the payment of any interest following the nonpayment of any such interest for 20 or more consecutive quarterly periods. Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security. For each January 7, April 7, July 7 or October 7 of each year, the rate will be adjusted to equal the three month SOFR plus 1.60%. As of December 31, 2025, the rate was 5.77%. Interest expense recognized by the Company for the years ended December 31, 2025, 2024, and 2023 was $317,000, $367,000 and $360,000, respectively.

On November 12, 2021, the Company completed a private placement of $35.0 million aggregate principal amount of its fixed-to-floating rate subordinated

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

CAPITAL RESOURCES (Continued)

notes ("Subordinated Debt") due December 1, 2031. The Subordinated Debt initially bears a fixed interest rate of 3.13% per year. Commencing on December 1, 2026, the interest rate on the Subordinated Debt will reset each quarter at a floating interest rate equal to the then-current three month term SOFR plus 210 basis points. The Company may at its option redeem in whole or in part the Subordinated Debt on or after November 12, 2026 without a premium. The Subordinated Debt is treated as Tier 2 Capital for regulatory purposes.

On September 15, 2022, the Company entered into a $30.0 million loan agreement with Bell Bank. Initially, payments of interest only are payable in 12 quarterly payments commencing December 31, 2022. The senior debt has an interest rate of prime less a margin of 0.50%, with cap of 6.75%. Due to the decreases in the prime rate during 2025, the interest rate as of December 31, 2025 was 6.25%. Commencing December 31, 2025, 27 equal quarterly principal and interest payments are payable based on the outstanding balance of the loan on August 30, 2025 and an amortization of 48 quarters. A final payment of outstanding principal and accrued interest is due at maturity on September 30, 2032. Variable interest is payable at the prime rate (published by the Wall Street Journal) less 50 basis points. The loan is secured by the assets of the Company and a pledge of the outstanding common stock of Community West Bank, the Company's banking subsidiary. The Company may prepay the loan without penalty with one exception. If the loan is prepaid prior to August 30, 2025 with funds received from a financing source other than Bell Bank, the Company will incur a 2% prepayment penalty. The loan contains customary representations, covenants, and events of default.

LIQUIDITY

Liquidity management involves our ability to meet cash flow requirements arising from fluctuations in deposit levels and demands of daily operations, which include funding of securities purchases, providing for customers' credit needs and ongoing repayment of borrowings. Our liquidity is actively managed on a daily basis and reviewed periodically by our management and Directors' Asset/Liability Committees. This process is intended to ensure the maintenance of sufficient funds to meet our needs, including adequate cash flows for off-balance sheet commitments.

Our primary sources of liquidity are derived from financing activities which include the acceptance of customer and, to a lesser extent, broker deposits, Federal funds facilities and advances from the Federal Home Loan Bank of San Francisco (FHLB). These funding sources are augmented by payments of principal and interest on loans, the routine maturities and pay downs of securities from the securities portfolio, the stability of our core deposits and the ability to sell investment securities. As of December 31, 2025, the Company had unpledged securities totaling $338,235,000 available as a secondary source of liquidity and total cash and cash equivalents of $118,984,000. Cash and cash equivalents at December 31, 2025 decreased 1.17% compared to December 31, 2024. Primary uses of funds include withdrawal of and interest payments on deposits, origination and purchases of loans, purchases of investment securities, and payment of operating expenses.

To augment our liquidity, we have established Federal funds lines with various correspondent banks. At December 31, 2025, our available borrowing capacity includes approximately $110,000,000 in Federal funds lines with our correspondent banks and $709,391,000 in unused FHLB advances. At December 31, 2025, we were not aware of any information that was reasonably likely to have a material effect on our liquidity position.

The following table reflects the Company's credit lines, balances outstanding, and pledged collateral at December 31, 2025 and 2024:

Credit Lines (In thousands)	December 31, 2025	December 31, 2024
Unsecured Credit Lines		
Credit limit	$ 110,000	$ 110,000
Balance outstanding	$ -	$ -
Federal Home Loan Bank		
Credit limit	$ 809,391	$ 738,556
Balance outstanding, net of discount	$ 73,000	$ 133,442
Collateral pledged	$ 1,446,828	$ 1,236,732
Fair value of collateral	$ 1,230,691	$ 1,083,041
Federal Reserve Bank		
Credit limit	$ 3,411	$ 3,669
Balance outstanding	$ -	$ -
Collateral pledged	$ 3,910	$ 4,406
Fair value of collateral	$ 3,536	$ 3,828

The liquidity of our parent company, Community West Bancshares, is primarily dependent on the payment of cash dividends by its subsidiary, Community West Bank, subject to limitations imposed by state and federal regulations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the financial statements. Various elements of our accounting policies, by their nature, involve the application of highly sensitive and judgmental estimates and assumptions. Some of these policies and estimates relate to matters that are highly complex and contain inherent uncertainties. It is possible that, in some instances, different estimates and assumptions could reasonably have been made and used by management, instead of those we applied, which might have produced different results that could have had a material effect on the financial statements.

We have identified the following accounting policies and estimates that, due to the inherent judgments and assumptions and the potential sensitivity of the financial statements to those judgments and assumptions, are critical to an understanding of our financial statements. We believe that the judgments, estimates and assumptions used in the preparation of the Company's financial statements are appropriate. For a further description of our accounting policies, see Note 1 — *Summary of Significant Accounting Policies* in the financial statements included in this Form 10-K.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Credit Losses

The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In addition, credit losses recognized on available-for-sale debt securities will be presented as an allowance as opposed to a write-down, based on management's intent to sell the security or the likelihood the Company will be required to sell the security before recovery of the amortized cost basis. Our accounting for estimated loan losses is discussed and disclosed primarily in

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

CRITICAL ACCOUNTING ESTIMATES (Continued)

Note 1 and 4 to the consolidated financial statements under the heading "*Allowance for Credit Losses*".

In determining the ACL for loans, accruing loans with similar risk characteristics are generally evaluated collectively. To estimate expected losses the Company generally utilizes historical loss trends and the remaining contractual lives of the loan portfolios to determine estimated credit losses through a reasonable and supportable forecast period. The Company utilized a reasonable and supportable forecast period obtained the forecast data from Moody's Analytics. Individual loan credit quality indicators, including historical credit losses, have been statistically correlated with various econometrics. Model forecasts may be adjusted for inherent limitations or biases that have been identified through independent validation and back-testing of model performance to actual realized results. The Company also considered the impact of portfolio concentrations, changes in underwriting practices, imprecision in its economic forecasts, and other risk factors that might influence its loss estimation process. Increases in external risk factors due to more pessimistic business and economic conditions could potentially increase estimated losses on existing loan balances within the ACL. While management utilizes its best judgment and information available, the ultimate adequacy of our allowance accounts is dependent upon a variety of factors beyond our control, including the performance of our portfolios, the economy and changes in interest rates.

Business Combinations

Business combinations are recorded using the acquisition method. We assign the value of the consideration transferred to acquire a business to the tangible assets, identifiable intangible assets acquired, and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill.

The Company assesses the fair value of assets, including intangible assets, using a variety of methods, and each asset is measured at fair value from the perspective of a market participant. The method used to estimate the fair values of intangible assets incorporates significant assumptions regarding the estimates a market participant would make in order to evaluate an asset, including a market participant's use of the asset. Some of the most significant assumptions used include the discount rate, forward-looking financial information, and estimated customer attrition rates. A change in one of these assumptions could have material changes on the value of the intangible assets and goodwill which will impact the amortization expense in future periods and the goodwill impairment evaluation.

INFLATION

The impact of inflation on a financial institution differs significantly from that exerted on other industries primarily because the assets and liabilities of financial institutions consist largely of monetary items. However, financial institutions are affected by inflation in part through non-interest expenses, such as salaries and occupancy expenses, and to some extent by changes in interest rates.

At December 31, 2025, we are aware that inflation may have an adverse impact on our consolidated financial position or results of operations. However, in the short term increased rates may continue to be a benefit by repricing a portion of our loan portfolio. Higher long term inflation rates may drive increases in operating expenses or have other adverse effects on our borrowers, making collection on extensions of credit more difficult for us. Refer to Quantitative and Qualitative Disclosures About Market Risk for further discussion.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk (IRR) and credit risk constitute the two greatest sources of financial exposure for insured financial institutions that operate like we do. IRR represents the impact that changes in absolute and relative levels of market interest rates may have upon our net interest income (NII). Changes in the NII are the result of changes in the net interest spread between interest-earning assets and interest-bearing liabilities (timing risk), the relationship between various rates (basis risk), and changes in the shape of the yield curve.

We realize income principally from the differential or spread between the interest earned on loans, investments, other interest-earning assets and the interest incurred on deposits and borrowings. The volumes and yields on loans, deposits and borrowings are affected by market interest rates. As of December 31, 2025, 59.44% of our loan portfolio was tied to adjustable-rate indices. Of loans tied to adjustable rate indices, 29.19% were tied to prime lending rate, 35.32% were tied to the five-year Treasury, 13.95% tied to the ten-year Treasury, with the remaining 21.54% tied to other indices. There were no loans tied to prime with current rates below their floor as of December 31, 2025. Our time deposits have a fixed rate of interest. As of December 31, 2025, 95.27% of our time deposits mature within one year or less.

Changes in the market level of interest rates directly and immediately affect our interest spread, and therefore profitability. Sharp and significant changes to market rates can cause the interest spread to shrink or expand significantly in the near term, principally because of the timing differences between the adjustable rate loans and the maturities (and therefore repricing) of the deposits and borrowings.

Our management and Board of Directors' Asset/Liability Committee (ALCO) are responsible for managing our assets and liabilities in a manner that balances profitability, IRR and various other risks including liquidity. The ALCO operates under policies and within risk limits prescribed, reviewed, and approved by the Board of Directors.

The ALCO seeks to stabilize our NII by matching rate-sensitive assets and liabilities through maintaining the maturity and repricing of these assets and liabilities at appropriate levels given the interest rate environment. When the amount of rate-sensitive liabilities exceeds rate-sensitive assets within specified time periods, NII generally will be negatively impacted by an increasing interest rate environment and positively impacted by a decreasing interest rate environment. Conversely, when the amount of rate-sensitive assets exceeds the amount of rate-sensitive liabilities within specified time periods, net interest income will generally be positively impacted by an increasing interest rate environment and negatively impacted by a decreasing interest rate environment. Our mix of assets consists primarily of loans and securities, none of which are held for trading purposes. The value of these securities is subject to interest rate risk, which we must monitor and manage successfully in order to prevent declines in value of these assets if interest rates rise in the future. The speed and velocity of the repricing of assets and liabilities will also contribute to the effects on our NII, as will the presence or absence of periodic and lifetime interest rate caps and floors.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Earnings simulations are produced using a software model that is based on actual cash flows and repricing characteristics for all of our financial instruments and incorporates market-based assumptions regarding the impact of changing interest rates on current volumes of applicable financial instruments.

Interest rate simulations provide us with an estimate of both the dollar amount and percentage change in NII under various rate scenarios. All assets and liabilities are normally subjected to up to 400 basis point increases and decreases in interest rates in 100 basis point increments. Under each interest rate scenario, we project our net interest income. From these results, we can then develop alternatives in dealing with the tolerance thresholds.

The assets and liabilities of a financial institution are primarily monetary in nature. As such they represent obligations to pay or receive fixed and determinable amounts of money that are not affected by future changes in prices. Generally, the impact of inflation on a financial institution is reflected by fluctuations in interest rates, the ability of customers to repay their obligations and upward pressure on operating expenses. Although inflationary pressures are not considered to be of any particular hindrance in the current economic environment, they may have an impact on the company's future earnings in the event those pressures become more prevalent.

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of interest income and interest expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest earning assets and interest bearing liabilities, other than those which possess a short term to maturity. Virtually all of the Company's interest earning assets and interest bearing liabilities are located at the Bank level. Thus, virtually all of the Company's interest rate risk exposure lies at the Bank level other than $69.5 million in senior debt and subordinated notes issued by the Company. As a result, all significant interest rate risk procedures are performed at the Bank level.

The fundamental objective of the Company's management of its assets and liabilities is to maximize the Company's economic value while maintaining adequate liquidity and an exposure to interest rate risk deemed by management to be acceptable. Management believes an acceptable degree of exposure to interest rate risk results from the management of assets and liabilities through maturities, pricing and mix to attempt to neutralize the potential impact of changes in market interest rates. The Company's profitability is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest earning assets, such as loans and investments, and its interest expense on interest bearing liabilities, such as deposits and borrowings. The Company is subject to interest rate risk to the degree that its interest earning assets re-price differently than its interest bearing liabilities. The Company manages its mix of assets and liabilities with the goals of limiting its exposure to interest rate risk, ensuring adequate liquidity, and coordinating its sources and uses of funds.

The Company seeks to control interest rate risk exposure in a manner that will allow for adequate levels of earnings and capital over a range of possible interest rate environments. The Company has adopted formal policies and practices to monitor and manage interest rate risk exposure. Management believes historically it has effectively managed the effect of changes in interest rates on its operating results and believes that it can continue to manage the short-term effects of interest rate changes under various interest rate scenarios.

Management employs asset and liability management software and engages consultants to measure the Company's exposure to future changes in interest rates. The software measures the expected cash flows and re-pricing of each financial asset/liability separately in measuring the Company's interest rate sensitivity. Based on the results of the software's output, management believes the Company's balance sheet is evenly matched over the short term and slightly asset sensitive over the longer term as of December 31, 2025. This means that the Company would expect (all other things being equal) to experience a limited change in its net interest income if rates rise or fall. The level of potential or expected change indicated by the tables below is considered acceptable by management and is compliant with the Company's ALCO policies. Management plans to continue to perform this analysis each quarter.

The hypothetical impacts of sudden interest rate movements applied to the Company's asset and liability balances are modeled quarterly. The results of these models indicate how much of the Company's net interest income is "at risk" from various rate changes over a one-year horizon. This exercise is valuable in identifying risk exposures. Management believes the results for the Company's December 31, 2025 balances indicate that the net interest income at risk over a one year time horizon for a 100 basis points ("bps"), 200 bps, 300 bps, and 400 bps rate increase and a 100 bps, 200 bps, 300 bps, and 400 bps rate decrease is acceptable to management and within policy guidelines at this time.

Quantitative and Qualitative Disclosures About Market Risk

The results in the table below indicate the change in net interest income and the estimated change in the market value of equity the Company would expect to see as of December 31, 2025, if interest rates were to instantaneously change in the amounts set forth:

Sensitivity Analysis of Impact of Rate Changes on Interest Income

Hypothetical Change in Rates (Dollars in thousands)	Estimated Change in Net Interest Income (NII) in Year 1 (as a % of NII)	Estimated Change in Net Interest Income (NII) in Year 2 (as a % of NII)	Estimated Change in Market Value of Equity (MVE) (as a % of MVE)
Up 400 bps (shock)	3.73%	7.02%	(21.30)%
Up 300 bps (shock)	3.49%	6.17%	(14.80)%
Up 200 bps (shock)	3.22%	5.22%	(8.80)%
Up 100 bps (shock)	2.10%	3.27%	(2.80)%
Unchanged	-%	-%	-
Down 100 bps (shock)	(1.33)%	(2.80)%	1.70%
Down 200 bps (shock)	(2.19)%	(5.09)%	(0.20)%
Down 300 bps (shock)	(1.81)%	(5.99)%	(5.70)%
Down 400 bps (shock)	(2.60)%	(8.59)%	(22.10)%

It is important to note that the above table is a summary of several forecasts and actual results may vary from any of the forecasted amounts and such difference may be material and adverse. The forecasts are based on estimates and assumptions made by management, and that may turn out to be different, and may change over time. Factors affecting these estimates and assumptions include, but are not limited to: 1) competitor behavior, 2) economic conditions both locally and nationally, 3) actions taken by the Federal Reserve Board, 4) customer behavior and 5) management's responses to each of the foregoing. Factors that vary significantly from the assumptions and estimates may have material and adverse effects on the Company's net interest income; therefore, the results of this analysis should not be relied upon as indicative of actual future results.

The following table shows management's estimates of how the loan portfolio is segregated between variable and fixed rate loans, and estimates of re-pricing opportunities for the entire loan portfolio at December 31, 2025 and 2024:

Rate Type (Dollars in thousands)	December 31, 2025 Balance	December 31, 2025 Percent of Total	December 31, 2024 Balance	December 31, 2024 Percent of Total
Variable rate	$ 1,510,193	59.44%	$ 1,354,967	58.09%
Fixed rate	1,030,377	40.56%	977,378	41.91%
Total loans, net of discount	$ 2,540,570	100.00%	$ 2,332,345	100.00%

Approximately 59.44% of our loan portfolio is tied to adjustable rate indices. Of those loans, 29.19% are tied to prime, 35.32% are tied to the five year Treasury, 13.95% are tied to the ten year Treasury, and 21.54% tied to other indices. As of December 31, 2025, we had 1,510 commercial and real estate loans totaling (in thousands) $1,287,566 with floors ranging from 1.00% to 12.00% or ceilings ranging from 2.50% to 25.00%.

The following table shows the repricing categories of the Company's loan portfolio at December 31, 2025 and 2024:

Repricing (Dollars in thousands)	December 31, 2025 Balance	December 31, 2025 Percent of Total	December 31, 2024 Balance	December 31, 2024 Percent of Total
< 1 Year	$ 678,739	26.72%	$ 548,884	23.53%
1-3 Years	434,966	17.12%	392,992	16.85%
3-5 Years	708,663	27.89%	596,838	25.59%
> 5 Years	718,202	28.27%	793,631	34.03%
Total loans, net of discount	$ 2,540,570	100.00%	$ 2,332,345	100.00%

Assumptions are inherently uncertain, and, consequently, the model cannot precisely measure net interest income or precisely predict the impact of changes in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes, as well as changes in market conditions and management strategies which might moderate the negative consequences of interest rate deviations.

Stock Price
Information

The Company's common stock is listed for trading on the NASDAQ Capital Market under the ticker symbol CWBC.

The following table shows the high and low closing sales prices for the common stock for each quarter as reported by NASDAQ.

Sales Prices for the Company's Common Stock

Quarter Ended	Low	High
March 31, 2024	$ 17.30	$ 22.33
June 30, 2024	16.49	19.90
September 30, 2024	17.81	21.50
December 31, 2024	17.94	22.30
March 31, 2025	17.69	19.55
June 30, 2025	15.72	19.51
September 30, 2025	18.58	21.74
December 31, 2025	19.85	24.20

The Company paid common share cash dividends of $0.48 per share in 2025 and 2024. The Company's primary source of income with which to pay cash dividends are dividends from the Bank. See Note 13 in the audited Consolidated Financial Statements in Item 8 of this Annual Report.

SHAREHOLDER INQUIRIES

Inquiries regarding Community West Bancshares' accounting, internal accounting controls or auditing practices may be reported via the internet through the Ethics Point website; via telephone through the Ethics Point hotline at (844) 629-8023; or directed to the Chairman of the Board of Directors' Audit Committee, Kirk Stovesand. Any other items of misconduct may be brought to the attention of the Chairman of the Board of Directors, the CEO and President of the Company, or by the reporting methods noted above. General inquiries about the Company or the Bank should be directed to Megan Doty, Corporate Legal Secretary at (800) 298-1775.





Investing Responsibly.
Strengthening Communities.

Corporate Responsibilities

At Community West Bank, we believe that accountable corporate behavior is essential for a community bank, and work diligently to ensure a more equitable, resilient future for our clients, team members, shareholders and the communities where we live and operate. For that reason, our executive management team annually reviews and prioritizes the Company's areas of focus, which include: community and charitable giving, responsible lending practices, economic stability, sustainable practices, environmental and social focuses, vendor management and employment practices, among others.

Since 1980, we have supported our clients with a full range of banking and financial services, while supporting initiatives that provide financial education and improve accessibility of financial solutions in our communities, champion our environment and promote transparency, accountability and diversity.

Our governance structure enables us to manage all major aspects of our business through an integrated process of financial, strategic, risk and leadership planning. This structure and process also ensures our compliance with laws and regulations while providing clear lines of authority for decision-making and accountability. Guided by our core values and high ethical standards, we strive to operate with integrity that inspires our clients and community to confidently place their trust in Community West Bank.

Strength In Diversity

Community West Bank's policy reflects our commitment to maintaining a diverse and inclusive workplace in which all team members are supported, valued for their unique perspectives, skills and experiences and have the opportunity to contribute to the organization's success. This commitment is evident throughout our workplace and our impact on the communities we serve.

For additional information, visit our website at
www.communitywestbank.com
or contact Shannon Livingston, EVP, Chief Financial Officer at (800) 298-1775.

2025 Highlights

COMMUNITY **GIVING**

$708,600
Charitable Giving



$185,300
Donations for Food & Housing Insecurity

2,914
2025 Service Hours

PROVIDED SUPPORT TO **182** COMMUNITY ORGANIZATIONS

ECONOMIC **STABILITY**

SATISFACTORY
CRA RATING
2022 – 2024 | Helping Regions of Poverty

345 SMALL BUSINESS LOANS FOR **$77.69** MILLION



RESPECTABLE WAGES

Impacting Communities

In Every Region We Serve

For more than 45 years, Community West Bank has proudly invested in our communities - a legacy that continued in 2025 with our support of worthwhile organizations and programs like these.



ALS Network
Alzheimer's Association
America Sri Lanka Photographic Art Society
American Legion Cecil Cox Post #147 (Clovis)
American Red Cross
Arts Enrichment For All
Asian Resources, Inc.
Asian, Inc.
Assistance League of Fresno
Bakersfield Sikh Women's Association
Better Business Bureau of Sacramento
Beyond Housing Foundation
Beyond the Barracks
Big Sandy Rancheria
Blood Cancer United
Boys & Girls Club (Fresno County, Lodi and Sequoias)
California 9-11 Memorial
California Community Land Trust Network
California School Employee Association Kerman Unified Chapter
California State University, Fresno
Central California Food Bank
Central California Women's Conference
Central Valley Community Foundation
Ceylon International Film Festival Foundation
Child Abuse Prevention Council
Children's Crisis Center of Stanislaus County
City Of Goleta
Clovis Chamber Of Commerce
Clovis Rodeo Association
Commercial Real Estate Women Network Foundation
CommUnify
Community Foundation Of Merced County
Community Housing Council Of Fresno
Court Appointed Special Advocates (Fresno & Madera and Tulare County)
Domestic Violence Solutions Of Santa Barbara County
Doug McDonald Scholarship
Downtown Paso Robles Main Street Association
Downtown Visalia Foundation
Economic Development Corporation
Education Foundation Of Stanislaus County
El Camino Homeless Organization
Exceptional Parents Unlimited
Exeter Chamber Of Commerce
Fair Oaks Recreation & Park District
Feeding The Foothills
Folsom Historic District Association
Folsom's Hope
Food Share, Inc.
Foodbank Of Santa Barbara County
Foundation For Clovis Schools
French Hospital Medical Center Foundation
Fresno Area Hispanic Foundation
Fresno Building Healthy Communities
Fresno Chamber Of Commerce
Fresno Mission

Friends of Merced County Fair
Friends of the Auberry Library
Friends of the Big Fresno Fair
Friends of the Camarillo Library
Genuine Concerns For Others Inc.
Golden Empire Council Boy Scouts of America
Goleta Lions Charities Foundation
Goleta Valley Chamber Of Commerce
Good Dirt Collective
Greater Stockton Chamber Of Commerce
Habitat For Humanity (Golden Empire, Greater Fresno,
   Sacramento and Santa Barbara)
Hart Of Folsom
Health Education Council
Helping Others Pursue Excellence
Hoffmann Hospice
Housing Opportunities Made Easier
Housing Trust Fund Ventura County
Jack's Helping Hand, Inc.
JJ's Legacy
Junior Achievement (Northern California and Sacramento)
Kaweah Health Foundation
Kerman Chamber Of Commerce
Kerman Senior Center
Kerman Unified School District
Kids Discovery Station
Kings River Land Trust
Kiwanis International (Exeter, Greater Madera and Sierra Oakhurst)
Leadership Counsel For Justice & Accountability
Live Again Fresno
Livingston Memorial Visiting Nurse Association & Hospice
Lodi Police Foundation
Love Inc. of Merced
Madera County Food Bank
Madera Police Officers' Association
Make-A-Wish (Northeastern & Central California and
   Central Coast & Southern Central Valley)
Many Mansions
Marjaree Mason Center
Mary Graham Children's Foundation
Merced Center For The Performing Arts
Merced County Association Of Governments
Merced County Food Bank
Merced County Rescue Mission
Merced Sheriff Community Law Enforcement Organization
Momentum WORK, Inc.
National Association Of Women Business Owners
National Diversity Coalition
Neighborhood Industries
North Central Fire Protection District
Old Spanish Days in Santa Barbara, Inc.
Partners In Housing Solutions, Inc.
Paso Robles Rotary Services, Inc.
People's Self-Help Housing
Placer Society for Prevention of Cruelty to Animals

Point San Luis Lighthouse Keepers, Inc.
Poverello House
Regional Cal Black Chamber of Commerce
Rio Bravo-Greeley Educational Foundation
Ronald McDonald House Charities of the Central Valley
Roseville Area Chamber Of Commerce
Rotary International (Goleta, Kerman, Lodi Takay, Oakhurst Sierra and Sacramento)
Sacramento Food Bank & Family Services
Sacramento Zoological Society
San Joaquin AgFest
San Joaquin County Historical Museum
San Joaquin Dental Society Foundation
San Joaquin Valley Housing Collaborative
San Luis Obispo Chamber Of Commerce
Santa Barbara Festival Ballet
Santa Barbara Hispanic Chamber Foundation
Santa Barbara Mariachi Festival
Santa Barbara Unified School District
Scholarship Foundation of Santa Barbara
Science Engineering Council Of Santa Barbara, Inc.
Sierra Foothill Conservancy
SLO Food Bank
Sociedade Boa Fe
Soroptimist International (Kerman and Visalia)
South Tower Community Land Trust
Special Olympics Southern California
Stanislaus Business Alliance, Inc.
Stanislaus County Fair - 38th District Agricultural Association
Stanislaus County Police Activities League
STEAM Station California
The Food Initiative Of Greater Stanislaus
The Foundation at Fresno County Office of Education
The Foundation For Girsh Park
The Fresno Center
The Hmong, Inc.
The Mod Movement
The Salvation Army
The SAMI Foundation, Inc.
Twin Lakes Food Bank
United Boys & Girls Clubs Of Santa Barbara County
United Cerebral Palsy Association Of Central California
United Way (Fresno and Madera, Tulare and Ventura Counties)
Unity Shoppe Santa Barbara
University Of California, Santa Barbara
Valley Children's Healthcare Foundation
Valley Crime Stoppers
Ventura County Community Foundation
Ventura County Medical Resource Foundation
Visalia Education Foundation
Wayfinder Family Services
Western Tree Nut Association
Women's Economic Ventures
Yosemite Unified School District
Your Children's Trees

Community West **Bank**

Investing in Relationships

Corporate Headquarters
7100 North Financial Drive
Suite 101
Fresno, CA 93720

Customer Service
(800) 298-1775
(559) 298-1775

Proudly serving 31 unique Central California communities

Bakersfield	Goleta	Roseville
Campbell	Kerman	Sacramento
Caruthers	Lodi	San Joaquin
Clovis	Madera	San Luis Obispo
Coalinga	Mendota	Santa Barbara
Exeter	Merced	Santa Maria
Firebaugh	Modesto	Stockton
Folsom	Oakhurst	Taft
Fowler	Oxnard	Ventura
Fresno	Paso Robles	Visalia
	Prather	

Visit www.communitywestbank.com for Locations and Hours

